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As filed with the Securities and Exchange Commission on August 13, 2004

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Advance America, Cash Advance Centers, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	6141 (Primary Standard Industrial Classification Code Number)	58-2332639 (I.R.S. Employer Identification No.)
135 North Church Street Spartanburg, South Carolina 29306 (864) 342-5600 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

William M. Webster, IV
Chief Executive Officer
135 North Church Street
Spartanburg, South Carolina 29306
(864) 342-5600
(864) 515-5603 (facsimile)
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:
Susan J. Sutherland, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, New York 10036 (212) 735-3000 (212) 735-2000 (facsimile)	D. Mark McMillan, Esq. Merrick D. Hatcher, Esq. Bell, Boyd & Lloyd LLC 70 W. Madison St., Suite 3100 Chicago, Illinois 60602 (312) 372-1121 (312) 827-8000 (facsimile)	John W. White, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 (212) 474-1000 (212) 474-3700 (facsimile)

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this registration statement becomes effective.

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common Stock, par value $.01 per share	$345,000,000.00	$43,711.50

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)
Includes shares subject to the underwriters' over-allotment option.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued August 13, 2004

[    ] Shares

COMMON STOCK

Advance America, Cash Advance Centers, Inc. is offering [     ] shares of its common stock and the selling stockholders are offering [     ] shares. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $[     ] and $[     ] per share.

We intend to apply to have our common stock approved for listing on the New York Stock Exchange under the symbol "AEA."

Investing in our common stock involves risks. See "Risk Factors" beginning on page 10.

PRICE $            A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Advance America	Proceeds to Selling Stockholders
Per Share	$	$	$	$
Total	$	$	$	$

We and our selling stockholders have granted the underwriters the right to purchase up to an additional [     ] shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on                           , 2004.

MORGAN STANLEY

                        , 2004

        You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any person to provide you with information that is different from that contained in this prospectus. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

        Until    , 2004, which is the 25th day after the date of this prospectus, all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

        For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

        In this prospectus, unless the context otherwise requires, (i) "we," "us," "our," "Advance America" and the "Company" refer to Advance America, Cash Advance Centers, Inc. and its subsidiaries, and (ii) "Advance America, Cash Advance Centers, Inc." refers solely to Advance America, Cash Advance Centers, Inc. and not to any of its subsidiaries. "Advance America®," "National Cash Advance®" and our logo are registered trademarks of ours. Other terms used to identify companies and products may be trademarks of their respective owners.

        In most states in which we conduct business we make payday cash advances directly to our customers. In other states in which we conduct business we act as a processing, marketing and servicing agent through our payday cash advance centers for Federal Deposit Insurance Corporation (FDIC) insured, state-chartered banks (which we refer to as the lending banks) that make payday cash advances to their customers pursuant to the authority of federal interstate banking laws, regulations and guidelines.

        Unless otherwise indicated, the information contained in this prospectus assumes (i) that the underwriters' over-allotment option is not exercised and (ii) our conversion from an S corporation under Subchapter S of the Internal Revenue Code to a C corporation under Subchapter C of the Internal Revenue Code occurs prior to the closing of this offering. In August 2004, we effected a 500,000-for-1 split

i

of our common stock, by means of a stock dividend, and, unless otherwise indicated, all information in this prospectus has been restated to give retroactive effect to this stock split. In addition, unless otherwise indicated, all references to shares of our common stock to be outstanding after this offering and percentage ownership after this offering reflect (1) the issuance by us of shares of our common stock to companies owned by our Chairman, certain of our stockholders and affiliated parties simultaneously with the closing of this offering at the initial offering price as consideration for the sale to us of our headquarters building and certain aircraft used by us, as referred to under "Certain Relationships and Related Party Transactions," and (2) the issuance by us of restricted shares of common stock to certain of our directors and officers at the initial public offering price on the closing of this offering. Assuming an initial public offering price of $[    ] per share (the midpoint of the price range set forth on the cover of this prospectus), an estimated [            ] aggregate shares of common stock will be issued pursuant to clauses (1) and (2). However, the actual number of shares of common stock to be so issued will vary depending upon the final public offering price for our common stock. Accordingly, total shares to be outstanding after this offering, percentage ownership after this offering and as adjusted per share data presented in this preliminary prospectus may change depending on the final public offering price for our common stock.

ii

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus and may not contain all of the information that may be important to you. Although we have highlighted important information about us and this offering in this summary, you should read this entire prospectus carefully, including the "Risk Factors" and "Forward-Looking Statements" sections, before making an investment decision.

Our Company

Overview

        We are the largest provider of payday cash advance services in the United States, with 2,208 payday cash advance centers in 34 states as of June 30, 2004. Payday cash advances are small-denomination, short-term, unsecured advances that are typically due on the customer's next payday. We provide these services primarily to middle-income working individuals. We do not franchise any of our payday cash advance centers. We focus exclusively on payday cash advance services and do not provide check cashing, pawn lending, title lending, wire transfer services or similar services. We believe our sole focus on payday cash advance services is a competitive strength that has allowed us to better reach and service our primary market of middle-income customers. The chart below shows selected demographics of the customers we serve:

	Customers (1)	U.S. Census 2000
Average age (years)	38.4	35.8
Percentage between 18-44	64%	40%
Median household income	$40,125	$41,994
Percentage homeowners	42%	66%
Percentage with high school degrees	84%	80%

(1)
Based on a study performed for us by DX Marketing, LLC, a data solutions provider, of the approximately 63% of customers served during the twelve months ended June 30, 2004 for whom this information was available.

        In order for a new customer to be approved for a payday cash advance, he or she is required to have a bank account and a regular source of income, usually a job. To obtain a payday cash advance, the customer typically:

  •
  presents the required documentation (usually proof of identification, a pay stub and bank statement);

  •
  enters into an agreement governing the terms of the payday cash advance (including the customer's agreement to repay the cash advance in full on or before a specified due date, usually the customer's next payday);

  •
  writes a personal check to cover the amount of the payday cash advance plus charges for applicable fees and/or interest; and

  •
  makes an appointment to return on the due date of the payday cash advance to repay the advance plus the applicable charges and to reclaim their check.

Immediately upon completion of the approval process, the customer is given cash or a check drawn on our or the lending bank's account in the amount of the payday cash advance. At the specified due date, which is typically two weeks after the date of the payday cash advance, the customer is required to pay off the payday cash advance in full, which is usually accomplished by he or she returning to the payday cash advance center with cash. Upon a repayment in full, we are obligated to return the customer's personal check to him or her. If the customer does not repay the outstanding payday cash advance in full on or before the due date, the payday cash advance center will seek to collect from the customer directly and may deposit the customer's personal check.

        Our goal is to attract customers by offering straightforward, rapid access to temporary funding while providing high-quality, professional customer service. We believe that our payday cash advance service represents a competitive source of liquidity to the customer relative to other credit alternatives, which typically include overdraft privileges or bounced check protection, late bill payments, checks returned for insufficient funds and short-term collateralized loans.

        In most states in which we conduct business we make payday cash advances directly to our customers (which we refer to as the standard business model). In other states in which we conduct business we act as a processing, marketing and servicing agent through our payday cash advance centers for FDIC insured, state-chartered banks that make payday cash advances to their customers pursuant to the authority of federal interstate banking laws, regulations and guidelines (which we refer to as the agency business model). We refer to the banks for which we act as agent as the lending banks. As of June 30, 2004, we were making payday cash advances directly to customers under the standard business model in 1,687 of our payday cash advance centers in 29 states and serving as agent for the lending banks under the agency business model in 521 of our payday cash advance centers in five states.

        The following table presents key operating data for our business:

	Year Ended December 31, 2003	Six Months Ended June 30, 2004
Number of payday cash advances provided or processed	10,178,935	5,318,300
Number of customers served	1,174,092	982,366
Average duration of a payday cash advance (days)	15.1	15.4
Aggregate principal amount of payday cash advances provided or processed (thousands)	$3,271,235	$1,728,223
Amount of average payday cash advance	$321	$325
Average charge to customers for providing or processing a payday cash advance	$52	$52

        Our payday cash advance centers, which we design to have the appearance of a mainstream financial institution, are typically located in middle-income shopping areas with high retail activity. We have developed our national network of payday cash advance centers by opening new centers on a regular basis. In the six months ended June 30, 2004, we opened 259 new payday cash advance centers in 26 states, and in the year ended December 31, 2003, we opened 330 new payday cash advance centers in 30 states. In addition, in 1999 we added 532 payday cash advance centers to our network through our acquisition of the National Cash Advance group of affiliated companies. As a result of our experience in opening, managing and acquiring payday cash advance centers throughout much of the United States, we believe we have developed a strong understanding of market analysis, location attractiveness and individual payday cash advance center economics.

Our Industry

        The payday cash advance services industry has grown steadily since the early 1990s in response to a shortage of available short-term consumer credit alternatives from traditional banking institutions. The rapid increase in the charges associated with having insufficient funds in one's bank account, as well as other late/penalty fees charged by financial institutions and merchants, have also helped increase customer demand for payday cash advances. A payday cash advance typically involves a single charge, unlike other alternatives that often require collateral, origination and administration fees, prepayment penalties and charges for other services such as credit life insurance, interest payments and additional incremental charges. Other alternatives, such as bounced checks and late bill payments, may also have negative credit consequences. We believe customers use short-term payday cash advances because they provide a simple, quick and confidential way to meet short-term cash needs between paydays while avoiding the potentially higher costs and negative credit consequences of other alternatives.

        We believe many banks and other traditional financial institutions have reduced or eliminated their provision of small-denomination, short-term consumer loans, in part due to the costs associated with originating these loans. As a result, a significant number of companies have begun to offer such loans, or payday cash advances, to lower-income and middle-income individuals. The providers of these types of loans are fragmented and range from specialty finance offices, like our payday cash advance centers, to retail stores in other industries that offer these types of loans as ancillary services. Because of the relatively low cost of entry and the regulatory safe harbor that many state statutes provide for payday cash advances, the payday cash advance services industry has experienced significant growth in the number of payday cash advance centers. Recently, businesses offering payday cash advances and short-term loans over the internet as well as by telephone have also begun to compete in the payday cash advance services industry.

        We believe the payday cash advance services industry is growing, fueled by overall increases in the population and increased consumer and legislative acceptance of payday cash advances. The number of jurisdictions with specific legislation and/or regulations permitting payday cash advances or small loans has grown from 16 states in 1997, the year in which we commenced operations, to 37 states and the District of Columbia as of June 30, 2004.

Competitive Strengths

        Market Leader with Economies of Scale.    With 2,208 payday cash advance centers located in 34 states as of June 30, 2004, we are the largest provider of payday cash advance services in the United States, with approximately twice as many payday cash advance centers as the next largest provider of payday cash advance services. We believe our scale provides us with a leadership position in the industry, allows us to leverage our brand name in opening payday cash advance centers in existing and new markets and enables us to benefit from economies of scale and to enter favorable relationships with landlords, strategic vendors and other suppliers. We have centralized most payday cash advance center support functions, including marketing and advertising, accounting and finance, treasury management, human resources, regulatory compliance, information technology support and customer support systems. We believe these centralization efforts will enable us to continue to expand our network of payday cash advance centers while controlling our costs.

        Successful Execution of Growth Strategy.    We believe we have successfully executed an effective growth strategy, including identifying attractive locations for new payday cash advance centers, rapidly entering into new leases and establishing the necessary processes and systems to manage the overall growth process. We use our database of over 2.5 million customer records to analyze market opportunities and make management decisions regarding expanding our network of payday cash advance centers. In the six months ended June 30, 2004, we opened 259 new payday cash advance centers in 26 states, and in the year ended December 31, 2003, we opened 330 new payday cash advance centers in 30 states.

        Continued Focus on Government Affairs.    We have experience with the legislative and regulatory environment in all of the states in which we operate as well as at the federal level. We are a founding member of the Community Financial Services Association of America (CFSA), an industry trade group comprised of our company and more than 100 other companies engaged in the payday cash advance services industry. Our internal government affairs team, together with the CFSA, seeks to encourage favorable legislation that permits us to operate profitably within a balanced regulatory framework. In 2003, payday cash advance legislation we supported was adopted in five states, and in 2002, payday cash advance legislation we supported was adopted in six states. We plan on adding to the size of our internal government affairs team to provide more complete coverage of state legislatures. Our approach is to continue to work with policymakers and grass roots organizations to provide a predictable, favorable legislative environment for the payday cash advance services industry.

        Ability to Respond Rapidly to Regulatory Changes.    Our regulatory department, along with our internal government affairs team and outside counsel, monitors the various state and federal legislatures and rule-making bodies to keep abreast of changes in laws and regulations relevant to our business. Our organization is designed to be able to respond rapidly to these regulatory developments. We believe that our strong internal regulatory team and our ability to respond rapidly to regulatory developments enables us to seize opportunities for growth in new jurisdictions, permits us to conduct our business in compliance with often changing laws and regulations and allows us to react quickly to those changes.

        Rigorous Implementation of Payday Cash Advance Center-Level Controls.    We believe that our management information systems, our cash management systems and our internal compliance systems are critical to our success and continued growth. We employ a proprietary point-of-sale system, called Advantage, that is used to record transactions in our payday cash advance centers. This information is recorded daily and analyzed at our payday cash advance centers and at our headquarters. We also employ a third-party cash reconciliation software system to balance and monitor cash receipts and disbursements. The principal benefits from our use of these two systems are our quick recognition of variances from expected operating results, our early detection of theft and fraud and our ability to monitor compliance with various federal and state laws.

        Exclusive Focus on Payday Cash Advance Services.    We only offer payday cash advance services and do not engage in any other businesses such as check cashing, pawn lending, title lending, wire transfer services or other similar businesses in which many of our competitors engage. We believe that our single service focus has allowed us to expand our network of payday cash advance centers at a faster pace and with a more effective control environment than could a diversified multi-product company. We believe that focusing solely on payday cash advance services provides us with many substantial benefits, including:

  •
  an enhanced ability to attract middle-income working customers who have bank accounts by locating our payday cash advance centers in middle-income shopping areas;

  •
  superior customer relationships and service;

  •
  an exclusive management focus on the quality of our payday cash advance services and the growth of our network of payday cash advance centers, without distractions from other product lines;

  •
  more effective and efficient training of our employees; and

  •
  lower capital requirements than most of our competitors who engage in check cashing, pawn lending, title lending, wire transfer services or other similar more capital intensive businesses.

        Geographical Diversification.    With payday cash advance centers located in 34 states as of June 30, 2004, we have significant geographic diversification within the United States that we believe helps mitigate the risk and possible financial impact of unfavorable changes in state legislation or in the economic environment of a particular region or state. For the six months ended June 30, 2004, no state accounted for more than 12% of our total revenues.

        Management Team with Significant Expertise.    Our highly experienced management team has substantial knowledge of the retail, specialty finance and payday cash advance industries. George D. Johnson, Jr., our Chairman and co-founder, is the former Chief Executive Officer of Extended Stay America and former President of Blockbuster's consumer products division. William M. Webster, IV, our Chief Executive Officer and co-founder, has served the executive branch of the United States government in various capacities and has extensive retail experience operating franchised restaurant locations. John T. Egeland, our President, has extensive experience in the consumer finance and banking industries. John I. Hill, our Executive Vice President and Chief Financial Officer, has extensive experience as a corporate chief financial officer and as an accountant with a national accounting firm. Our management team's ability to execute on our rapid roll-out business model and their thorough understanding of the legislative and regulatory environment have been demonstrated by our rapid growth over the past few years.

Business Strategy

        Continue to Open Payday Cash Advance Centers Systematically.    A key objective of our growth strategy is to become the leading provider of payday cash advance services in each market we enter by rapidly opening proprietary, wholly-owned payday cash advance centers. We do not intend to franchise our payday cash advance centers. We opened 259 payday cash advance centers in the first half of 2004, and we expect to continue our rapid roll-out of new payday cash advance centers. We believe that internal development of new payday cash advance centers is currently more economical than acquiring and integrating existing payday cash advance centers. However, from time to time we may also consider opportunities to acquire payday cash advance companies or businesses. We believe that by offering the convenience of a high density of payday cash advance centers, as well as exceptional customer service, we will maintain a high level of customer satisfaction.

        Continued Revenue Growth at Mature Payday Cash Advance Centers.    We believe we have an opportunity to continue to increase revenues at our payday cash advance centers that have been operating for at least 24 months, which we refer to as our mature payday cash advance centers. For the six months ended June 30, 2004, revenues at our mature payday cash advance centers increased 6.4% compared to the same period in 2003. In order to increase revenues at our mature payday cash advance centers, we employ a variety of advertising and marketing programs, including television advertising, direct mail marketing and yellow pages advertising.

        Drive New Payday Cash Advance Center Operating Performance.    In our 691 operating payday cash advance centers that have been open for less than 24 months as of June 30, 2004, we are striving to match the operating performance of our mature payday cash advance centers. To do this, our employees are evaluated and compensated, in part, based on their achievement of operational goals, which we adjust each year to account for the continued improvement in our business. The three key metrics we reward are (1) maintaining a high level of compliance with rules and regulations, (2) meeting stated growth objectives and (3) meeting collection targets. We believe that by focusing on these specific goals and tying them to employee compensation, we can achieve operating performance in our newer payday cash advance centers comparable to the operating performance at our mature payday cash advance centers.

        Maximize the Efficiency of Our Infrastructure.    We have made significant investments in technology, infrastructure and monitoring/compliance systems that are highly scalable. As we expand our network of payday cash advance centers, we expect that our general and administrative expenses will decline as a percentage of our revenues.

        Support Improvement of the Legislative and Regulatory Environment.    As of June 30, 2004, 37 states and the District of Columbia had specific laws that permitted payday cash advances or allowed a form of payday cash advances under small loan laws. Our goal is to work with policymakers and other stakeholders to facilitate the implementation of a balanced, visible and predictable regulatory framework that protects the interests of the customers we serve while allowing us to operate profitably in every state.

Risks Relating to Our Business

        An investment in our common stock involves a high degree of risk. Before deciding whether to invest in our common stock, you should take into account the following risks associated with our business.

  •
  We lack product and business diversification; as a result, our future revenues and earnings may be disproportionately negatively impacted by external factors and may be more susceptible to fluctuations than more diversified companies.

  •
  Our industry is highly regulated under federal, state and local law and changes in these laws and regulations could prevent us from operating our business and subject us to liability.

  •
  We rely on our relationships with the lending banks, and if we are no longer able to process, market and service payday cash advances on behalf of the lending banks or if the lending banks choose to terminate their relationships with us, we could be adversely affected.

  •
  Current and future litigation and regulatory proceedings against us could have a material adverse effect on our business, results of operations and financial condition.

  •
  Our industry has low barriers to entry, is highly fragmented and is very competitive, which could cause us to lose market share and revenues.

  •
  General economic conditions in our markets could negatively affect both the demand for payday cash advances and the collectibility of payday cash advances.

  •
  The high concentration of our business in a few states could adversely affect us.

  •
  Media reports and public perception of payday cash advances as being predatory or abusive could decrease demand for payday cash advances, subject us to increased regulatory scrutiny and legal proceedings and reduce our access to sources of financing.

  •
  Because of our relationships with the lending banks, we have significant off-balance sheet obligations and we are contractually obligated if the lending banks' payday cash advances cannot be collected.

  •
  Our estimates of payday cash advance losses may be inadequate.

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  Our ability to manage our growth may deteriorate.

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  We have substantial existing debt and may incur additional debt, which could limit our ability to obtain financing in the future and react to changes in our business.

  •
  Our business is seasonal in nature, which causes our revenues, collection rates and earnings to fluctuate.

  •
  If we lose key management, our operations could be adversely affected.

        The risks described above are not the only significant risks we face. For more information about these and other risks, see "Risk Factors" beginning on page 10. You should carefully consider these risk factors together with all the other information included in this prospectus before deciding whether to invest in our common stock.

        Advance America, Cash Advance Centers, Inc. is a Delaware corporation that was incorporated on August 11, 1997. Our principal executive offices are located at 135 North Church Street, Spartanburg, South Carolina 29306. Our telephone number at that location is (864) 342-5600.

THE OFFERING

Common stock offered by us	[ ] shares
Common stock offered by the selling stockholders	[ ] shares
Common stock to be outstanding immediately after this offering	[ ] shares(1)
Over-allotment option	[ ] shares to be offered by us and [ ] shares to be offered by the selling stockholders if the underwriters exercise their over-allotment option in full.
Use of proceeds
We intend to use the net proceeds from the sale of shares of common stock by us in this offering for the repayment of debt, with any remaining net proceeds to be used for working capital and general corporate purposes.
We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders in this offering.
Dividend policy
Our board of directors currently intends to authorize the payment of a dividend of $[ ] per share of common stock per quarter to our stockholders of record beginning in the [ ] quarter of 2004. Any determination to pay dividends will be at the discretion of our board of directors and will be dependent upon our subsidiaries' payment of dividends to us, our results of operations and cash flows, our financial position and capital requirements, general business conditions, any legal, tax, regulatory and contractual restrictions on the payment of dividends and any other factors our board of directors deems relevant.
Proposed New York Stock Exchange symbol	AEA

(1)
Assumes no exercise of the over-allotment option granted by us and the selling stockholders in favor of the underwriters. Includes our issuance of common stock in connection with our purchase of our headquarters building and certain aircraft used by us and the issuance of restricted shares of common stock to certain of our directors and officers, in each case at the initial public offering price at the consummation of this offering. See "Certain Relationships and Related Party Transactions" and "Management—Equity Incentive Plans."

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

        The following tables set forth our summary consolidated financial information and other financial and statistical data for the periods ended and as of the dates indicated. You should read this information in conjunction with the information under "Selected Consolidated Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus.

        We derived the following summary consolidated financial information as of December 31, 2002 and 2003 and for each of the years in the three-year period ended December 31, 2003 from our audited consolidated financial statements and the related notes included elsewhere in this prospectus. We derived the following summary consolidated balance sheet information as of December 31, 2001 from our audited consolidated financial statements and the related notes, which are not included in this prospectus. We derived the following summary consolidated financial information as of and for the six months ended June 30, 2004 from our audited consolidated financial statements and the related notes included elsewhere in this prospectus. We derived the following summary consolidated financial information as of and for the six months ended June 30, 2003 from our unaudited consolidated financial statements and the related notes included elsewhere in this prospectus. These unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair statement of our financial position and results of operations for this period. The results for any interim period are not necessarily indicative of the results that may be expected for a full year.

	Year Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
	(Dollars in thousands, except per share data)
Consolidated Financial Information
Statement of Operations Data:
Net revenues	$318,582	$357,484	$424,853	$201,982	$228,582
Total center expenses	192,826	230,071	259,927	125,736	153,385

Center operating income	125,756	127,413	164,926	76,246	75,197
Corporate and other expenses	65,701	73,230	66,826	34,630	31,859

Income before taxes	60,055	54,183	98,100	41,616	43,338
Income tax expense (1)	22,779	638	1,925	267	1,522

Net income	$37,276	$53,545	$96,175	$41,349	$41,816

Per Share Data:
Net income per common share:
—basic	$0.42	$0.70	$1.27	$0.55	$0.55
—diluted	$0.40	$0.64	$1.27	$0.55	$0.55
Weighted average number of shares outstanding (in thousands):
Basic	87,840	76,001	75,588	75,588	75,588
Effect of dilutive options	4,522	6,491	132	264	—

Diluted	92,362	82,492	75,720	75,852	75,588

Pro Forma Data (unaudited):
Historical income before taxes	$60,055	$54,183	$98,100	$41,616	$43,338
Pro forma income tax expense (2)	24,269	21,791	38,953	16,559	17,229

Net income adjusted for pro forma income tax expense	$35,786	$32,392	$59,147	$25,057	$26,109

Pro forma net income per common share:
—basic			$0.78		$0.35
—diluted			$0.78		$0.35
Weighted average pro forma number of shares outstanding:
Basic			75,588		75,588
Effect of dilutive options			132		—

Diluted			75,720		75,588

	Year Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
	(Dollars in thousands, except other financial data)
Consolidated Financial Information (continued)
Balance Sheet Data (at end of period):
Cash and cash equivalents	$18,052	$6,675	$10,484	$5,441	$6,527
Advances and fees receivable, net	93,715	116,941	138,204	112,557	143,868
Total assets	293,146	316,455	348,043	312,982	358,254
Total debt	161,842	184,589	219,259	174,988	205,465
Total stockholders' equity	108,698	95,007	91,040	98,902	111,073
Cash Flow Data:
Cash flows provided by operating activities	$119,760	$123,531	$175,292	$67,622	$83,026
Cash flows used in investing activities	(59,883)	(88,673)	(104,938)	(21,679)	(51,406)
Cash flows used by financing activities	(59,395)	(46,235)	(66,545)	(47,177)	(35,577)
Other Financial and Statistical Data
Other Financial Data:
Aggregate principal amount of payday cash advances provided or processed (thousands)	$2,555,710	$2,743,847	$3,271,235	$1,490,068	$1,728,223
Amount of average payday cash advance	$300	$313	$321	$319	$325
Average charge to customers for providing or processing a payday cash advance	$46	$51	$52	$52	$52
Statistical Data:
Payday cash advance centers (at end of period)	1,558	1,741	2,039	1,828	2,208
Number of payday cash advances provided and processed (thousands)	8,513	8,766	10,179	4,676	5,318
Average duration of a payday cash advance (days)	14.2	14.5	15.1	15.0	15.4

(1)
Effective October 1, 2001, we filed an election to convert to S corporation status for federal and most state income tax purposes under Subchapter S of the Internal Revenue Code. Under Subchapter S, our stockholders pay federal and state income tax on our taxable income. In connection with this offering, we will revoke our Subchapter S election and once again become a C corporation under Subchapter C of the Internal Revenue Code (i.e., we will pay income tax on our taxable income).
(2)
Pro forma income tax expense shown here has been determined as if we had always been a C corporation rather than an S corporation beginning October 1, 2001.

RISK FACTORS

        An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors, together with the other information contained in this prospectus, before deciding whether to invest in our common stock. Any of the risks described below could result in a significant or material adverse effect on our business, results of operations and financial condition and a corresponding decline in the market price of our common stock. You could lose all or part of your investment. The risks described below are not the only ones we face. Additional risks that we currently do not know about or that we currently believe to be immaterial may also impair our business, results of operations and financial condition.

Risks Related to Our Business and Industry

  We lack product and business diversification; as a result, our future revenues and earnings may be disproportionately negatively impacted by external factors and may be more susceptible to fluctuations than more diversified companies.

        Our only business activity is offering payday cash advance services. If we are unable to maintain and grow our payday cash advance services business, our future revenues and earnings could decline. Our lack of product and business diversification could inhibit our opportunities for growth, reduce our revenues and profits and make us more susceptible to earnings fluctuations than many of our competitors who are more diversified and provide other services such as check cashing, pawn lending, title lending, wire transfer services or other similar services. External factors, such as changes in laws and regulations, new entrants and enhanced competition, could also make it more difficult for us to operate as profitably as a more diversified company could operate. As a result, any internal or external change in the payday cash advance services industry could have a material adverse effect on our business, results of operations and financial condition.

  The payday cash advance services industry is highly regulated under state law. Changes in state laws and regulations could have a material adverse effect on our business, results of operations and financial condition.

        Our business is regulated under numerous state laws and regulations, which are subject to change and which may impose significant costs or limitations on the way we conduct or expand our business. As of June 30, 2004, 37 states and the District of Columbia had specific laws that permitted payday cash advances or allowed a form of payday cash advances under small loan laws. As of June 30, 2004, we operated in 29 of these 37 states under the standard business model and in one of these 37 states under the agency business model. We do not conduct business in the remaining seven of these 37 states or in the District of Columbia because we do not believe it is as economically attractive to operate in these jurisdictions due to specific legislative restrictions such as interest rate ceilings, an unattractive population density or unattractive location characteristics. The remaining 13 of the 50 states did not have laws specifically authorizing the payday cash advance business. As of June 30, 2004, we operated in four of these 13 states under the agency business model, serving as processing, marketing and servicing agent through our payday cash advance centers for four lending banks that make payday cash advances to their customers in those states.

        The states with specific payday cash advance laws have laws that generally govern the terms of the transaction and require certain consumer protections. Typically, the state laws limit the principal amount of a payday cash advance and set maximum fees and interest rates that customers may be charged. Some state regulations also limit a customer's ability to renew a payday cash advance and require various disclosures to consumers. State statutes often specify minimum and maximum maturity dates for payday cash advances and, in some cases, specify mandatory cooling-off periods between transactions. Our collection activities regarding past due payday cash advances are subject to consumer protection laws and state regulations relating to debt collection practices. In addition, some states restrict payday cash advance advertising content.

        During the last few years, legislation has been adopted in some states that prohibits or severely restricts payday cash advance services. For example, in May 2004, a new law became effective in Georgia that prohibits payday cash advance services in the state and restricts our ability to act as processing, marketing and servicing agent for a lending bank in the state. As a result, we have suspended operations in Georgia except for collections of outstanding payday cash advances made prior to such suspension on behalf of BankWest, Inc., the lending bank for whom we acted as processing, marketing and servicing agent in that state. In addition, Maryland adopted a law in 2001 that purports to prohibit agency relationships between banks and processors, marketers and servicers of payday cash advances. Many bills to restrict or prohibit payday cash advances have also been introduced in state legislatures. In the first six months of 2004, such bills were introduced in Arizona, Georgia, Illinois, Iowa, Louisiana, Missouri, New Hampshire, Virginia, West Virginia and Wisconsin. In addition, Mississippi and Arizona have sunset provisions in their payday cash advance laws that require renewal of the laws by the state legislatures at periodic intervals. Future laws prohibiting payday cash advance services or making them unprofitable could be passed in any other state at any time or existing payday cash advance laws could expire or be amended, any of which would have a material adverse effect on our business, results of operations and financial condition.

        Statutes authorizing payday cash advance services typically provide state agencies that regulate banks and financial institutions with significant regulatory powers to administer and enforce the law. In most states, we are required to apply for a license, file periodic written reports regarding business operations, and undergo comprehensive state audits and examinations to ensure that we comply with applicable consumer protection and other laws. Under statutory authority, state regulators have broad discretionary power and may impose new licensing requirements, interpret or enforce existing regulatory requirements in different ways or issue new administrative rules, even if not contained in state statutes, that impact the way we do business. For example, in 2001, the Illinois Department of Financial Institutions promulgated a set of short-term lending rules that placed more severe restrictions on payday cash advance transactions than those contained in the Illinois statute under which the business was licensed and regulated. Although we were able to modify the terms of our payday cash advances and continue to operate in Illinois, we cannot assure you that similar actions in the future will not force us to terminate our operations in Illinois or in any other jurisdiction.

        In some cases, we may also rely on the interpretations of the staff of state regulatory bodies with respect to the laws and regulations of their respective jurisdictions. These staff interpretations generally cannot be relied upon as binding legal authority and may be subject to challenge in administrative or judicial proceedings. Additionally, as the staff of state regulatory bodies change, it is possible that their interpretations of applicable laws and regulations may also change and negatively affect our business.

        Additionally, state attorneys general, who monitor and protect the rights of consumers in the states, have begun to scrutinize the payday cash advance services industry. Some have taken legal action against providers as well as entities that act as processing, marketing and servicing agents for state chartered banks that make payday cash advances. It is possible that state attorneys general may take additional actions against the industry in the future, which could have a material adverse effect on our business, results of operations and financial condition.

        Legislative or regulatory action in the states in which we operate could cause us to cease or suspend our operations in a state. If we were to close our payday cash advance centers in a state, we would incur closing costs such as severance payments and lease termination payments and we would have to write off assets that we could no longer use. If we were to suspend rather than permanently cease our operations in a state, we may also have continuing costs associated with maintaining our payday cash advance centers and our employees in that state, with little or no offsetting revenues. For example, we have decided to continue to maintain our 89 payday cash advance centers in Georgia for the foreseeable future until certain litigation currently pending in Georgia is resolved. See "—Current and future litigation and regulatory actions regarding our business could have a material adverse effect on our business, results of operations and financial condition." From time to time, we may also choose to operate in a state even if legislation or regulations cause us to lose money on our operations in that state. The passage of a 2002 Indiana statute, for example, established a prohibitive rate structure for making payday cash advances in the state. Beginning on May 1, 2002, we provided payday cash advances in the state while experiencing a consistent loss in revenue until a new, less restrictive, law was passed in March 2004. Any of these actions or events could have a material adverse effect on our business, results of operations and financial condition.

  The payday cash advance services industry is also regulated under federal law. Changes in federal laws and regulations could have a material adverse effect on our business, results of operations and financial condition.

        Although states provide the primary regulatory framework under which we offer payday cash advance services, certain federal laws also impact our business. For example, because our payday cash advances are viewed as extensions of credit, we must comply with the consumer disclosure requirements of the federal Truth-in-Lending Act and Regulation Z adopted under that Act. Additionally, the Equal Credit Opportunity Act prohibits discrimination on certain prohibited bases in connection with credit transactions. We use the Fair Debt Collection Practices Act as a model for collecting delinquent accounts. The Gramm-Leach-Bliley Act and its implementing federal regulations generally require us to protect the confidentiality of our customers' nonpublic personal information and to disclose to our customers our privacy policy and practices. Any failure to comply with any of these federal laws and regulations could have a material adverse effect on our business, results of operations and financial condition.

        We are also subject to supervision by other federal agencies, including the Federal Trade Commission, or the FTC. In December 2002, the FTC requested that certain payday cash advance providers, including us, respond to a series of questions and document requests concerning their operations. This review may result in recommendations regarding the payday cash advance services industry or specific conclusions about us, either of which may have a material adverse effect on our business, results of operations and financial condition. Future reviews by other federal agencies could also have a material adverse effect on our business, results of operations and financial condition.

        Additionally, since 1999, various anti-payday cash advance legislation has been introduced in the U.S. Congress, with recent legislation specifically targeting the agency relationships between banks and payday cash advance companies. Congressional members continue to receive pressure from consumer advocates and other industry opposition groups to adopt such legislation. Any federal legislative or regulatory action that restricts or prohibits payday cash advance services or our activities as processing, marketing and servicing agent for the lending banks could have a material adverse impact on our business, results of operations and financial condition.

  The payday cash advance services industry is subject to various local rules and regulations. Changes in these local regulations could have a material adverse effect on our business, results of operations and financial condition.

        In addition to state and federal laws and regulations, our business is subject to various local rules and regulations such as local zoning regulations. These local rules and regulations are subject to change and vary widely from state to state and city to city. In 2004, for example, Columbia, South Carolina amended its Code of Ordinances to require that payday cash advance businesses obtain special use permits in order to conduct business in the city. Any actions taken in the future by local zoning boards or other governing bodies could have a material adverse effect on our business, results of operations and financial condition.

  Our agency relationships with the lending banks are highly regulated and any changes in laws and regulations governing these relationships could have a material adverse effect on our business, results of operations and financial condition.

        As of June 30, 2004, we operated in five states under the agency business model, serving as processing, marketing and servicing agent through our payday cash advance centers for four lending banks that make payday cash advances to their customers in those states.

        Under federal banking law, a lending bank may "export" its lending interest rate on payday cash advances permitted by the state in which it is domiciled to consumers in other states and the state where the consumer is located cannot impose its usury law limitations on those payday cash advances. This

"export" lending law allows the lending banks for whom we act as processing, marketing and servicing agent to export their domiciliary states' interest rates into the states in which we act as their agent. As of June 30, 2004, pursuant to our processing, marketing and servicing agreements with the lending banks, we are an agent for payday cash advances offered, made and funded by BankWest, a South Dakota bank, in Pennsylvania, First Fidelity Bank, a South Dakota bank, in Michigan, Republic Bank & Trust Company, a Kentucky bank, in North Carolina and Texas and Venture Bank, a Washington bank, in Arkansas. We also processed, marketed and serviced payday cash advances for BankWest in Georgia, but recently suspended operations in that state except for collections of outstanding payday cash advances made prior to such suspension. Currently, only state chartered banks can be lending banks for payday cash advances, because the federal regulators for national banks and federal savings associations have effectively prohibited such banks and associations from participating in the payday cash advance services industry with agents.

        The four lending banks for whom we currently act as processing, marketing and servicing agent are subject to federal and state banking regulations. As FDIC insured, state-chartered banks, the lending banks are subject to supervision by the FDIC. Additionally, the lending banks are subject to regular examination by other state and federal regulatory authorities. Because of our contractual relationships with the lending banks, our own activities regarding the lending banks' payday cash advances are also subject to examination by the FDIC and these other regulatory authorities. To the extent an examination involves a review of the lending banks' payday cash advances and related processes, a regulatory authority may require us to provide information, grant access to our payday cash advance centers, personnel and records and alter our business practices or prevent the lending banks from providing payday cash advances using agents such as us. Any of these actions could have a material adverse impact on our business, results of operations and financial condition.

        In July 2003, the FDIC issued guidelines governing permissible agency arrangements between state chartered banks and processing, marketing and servicing agents of the banks' payday cash advances, such as us. These guidelines address prudent risk-management practices regarding processing, marketing and servicing arrangements, capital requirements, allowances for loan losses and loan classifications, income recognition, collection recovery practices and compliance with consumer protection laws. If the FDIC's implementation of these guidelines or the promulgation of any additional guidelines were to ultimately restrict the ability of all or certain state chartered banks (including the lending banks for whom we act as processing, marketing and servicing agent) to maintain relationships with payday cash advance processors, marketers and servicers (such as us), it would have a material adverse impact on our business, results of operations and financial condition. In addition, if state banking regulators were to take action to restrict the ability of all or certain state chartered banks, including the lending banks for whom we act as processing, marketing and servicing agent, to provide payday cash advances, our distribution opportunities in those states where we operate as an agent for a lending bank would be limited. This could have a material adverse impact on our business, results of operations and financial condition.

        Federal regulators have increasingly scrutinized agency relationships between banks and payday cash advance companies. During 2002 and 2003, for example, the Office of the Comptroller of the Currency (OCC), which supervises national banks, took actions to effectively prohibit certain national banks from offering and making small-denomination, short-term consumer loans, including payday cash advances, through the use of agents such as ourselves. After a notice of charges was issued in 2002 against Peoples National Bank, one of the lending banks whose payday cash advances we processed, marketed and serviced, we entered into a consent agreement with the OCC to terminate our agency relationships with that bank. Future actions against the lending banks whose payday cash advances we process, market and service could result in a significant interruption or curtailment of our business. Any such business disruption or curtailment would have a material adverse effect on our business, results of operations and financial condition.

        Lending banks for whom we act as processing, marketing and servicing agent may also have agency relationships with other processors, marketers and servicers of payday cash advances. Actions taken by these other processors, marketers and servicers of payday cash advances, over which we have no control, could cause a lending bank to lose its ability to make payday cash advances through an agent such as us, or could cause a lending bank to choose to terminate its relationship with us. Any such event could also have a material adverse effect on our business, results of operations and financial condition.

  Our relationships with the lending banks under the agency business model are based on commercial relationships, key personnel and internal bank policies. These relationships with the lending banks can be terminated at any time resulting in a material adverse effect on our business, results of operations and financial condition.

        As of June 30, 2004, we were party to agreements with four of the 11 FDIC insured, state-chartered banks that we believe were then offering payday cash advances in the United States. Our processing, marketing and servicing agreements with these four lending banks have largely been the result of the relationships that have developed between bank personnel and key members of our management team. If the key members of our management team, who negotiate and maintain these relationships, are no longer employed by us, these relationships could be adversely affected and the lending banks could terminate or choose not to renew our processing, marketing and servicing agreements. We cannot assure you that we would be able to enter into new bank agency relationships on terms as favorable as our current relationships if these agreements were terminated or not renewed. In addition, other factors, such as federal regulatory examinations and guidelines and changes in lending bank policies and strategies, could lead to the termination of these contractual relationships. The termination or non-renewal of our processing, marketing and servicing agreements with lending banks could have a material adverse effect on our business, results of operations and financial condition.

  If we are no longer able to process, market and service payday cash advances made and funded by the lending banks, our business, results of operations and financial condition could be materially adversely affected.

        Revenues derived from processing, marketing and servicing payday cash advances made and funded by the lending banks under the agency business model accounted for 27.5% of our net revenues in the six months ended June 30, 2004 and 29.9% of our net revenues in the year ended December 31, 2003. If, as a result of changes in laws or regulations or otherwise, we could no longer process, market and service payday cash advances made and funded by the lending banks in one or more of our present or future markets, our business, results of operations and financial condition could be materially adversely affected.

  Current and future litigation and regulatory proceedings against us could have a material adverse effect on our business, results of operations and financial condition.

        Our business is subject to lawsuits and regulatory proceedings that could generate adverse publicity and cause us to incur substantial expenditures. For example, processing, marketing and servicing payday cash advances as agent of a lending bank, such as what we do under the agency business model, has come under increasing legal and regulatory scrutiny at both the state and federal levels. The opposing parties in many of these lawsuits and proceedings maintain that payday cash advance companies, such as us, that process, market and service payday cash advances made by a lending bank should be regarded as the "true lenders" due to the agent services they provide and their participation and/or economic interests in the payday cash advances. Many of these opposing parties argue that payday cash advances made by banks using non-bank agents should be governed by the laws of the respective states in which the borrowers reside (i.e., they argue that there should be no "exporting" of interest rates). If payday cash advance companies, such as us, were held to be the lenders in any of these lawsuits, the fees and/or interest charged would violate most of the applicable states' usury laws, which impose maximum rates of interest or finance charges that a non-bank lender may charge. If any state or federal court were to conclude that the agency business model violated the applicable states' usury laws, the decision could have a material adverse effect on our business, results of operation and financial condition.

        We are involved in many active lawsuits, including lawsuits arising out of actions taken by state regulatory authorities. For example, in July 2002, the Industrial Loan Commissioner for Georgia issued an examination certificate to us seeking to investigate whether we had complied with the Georgia Industrial Loan Act. On August 2, 2002, we and BankWest, the lending bank for whom we acted as processing, marketing and servicing agent in Georgia, filed suit against the Commissioner in the Superior Court for Fulton County, Georgia seeking to enjoin him from enforcing the examination certificate. Later, the Commissioner served BankWest and us with administrative subpoenas seeking the production of loan documents, customer information and contractual and financial documentation relating to us regarding BankWest's payday advance program in Georgia. In our lawsuit against the Commissioner we are seeking a declaration that we, as BankWest's agent, BankWest and BankWest's payday cash advances in Georgia are exempt from the Georgia Industrial Loan Act and therefore, the Commissioner should be enjoined from enforcing the examination certificate and administrative subpoenas. The Superior Court issued an order granting a motion for summary judgment made by the Commissioner and denying our motion for summary judgment. This order has been appealed to and affirmed by the Georgia Court of Appeals. We have filed a Petition for Certiorari to the Georgia Supreme Court, which is pending. If the final ruling in this case is adverse to us it could have a material adverse effect on our business, results of operation and financial condition.

        In the Spring of 2004, Georgia adopted a statute that prohibits payday cash advance services in the state and restricts our ability to act as processing, marketing and servicing agent for a lending bank under the agency business model in the state, which statute became effective in May 2004. On April 9, 2004, we, along with BankWest and other banks and agents involved in providing payday cash advances in Georgia, filed an action in the U.S. District Court for the Northern District of Georgia against the Attorney General of Georgia and the Georgia Secretary of State seeking declaratory and injunctive relief. The relief sought is a declaration from the District Court that the recently passed Georgia anti-payday cash advance law is unconstitutional, is preempted by federal law and should not be enforceable against BankWest or us. After hearing oral arguments on our motion for injunctive relief, the District Court issued a temporary restraining order preventing the Georgia law from taking effect until May 15, 2004. Subsequently, on May 13, 2004, the District Court issued an order denying our motion for an injunction but extending the temporary restraining order until May 25, 2004. On May 25, 2004, upon expiration of the temporary restraining order, the Georgia law took effect. We have appealed the District Court's order to the U.S. Court of Appeals for the Eleventh Circuit and have submitted briefs to the Court of Appeals. On July 21, 2004, the Court of Appeals heard oral arguments on the appeal, and we are awaiting the decision of the Court of Appeals. We cannot predict when the Court of Appeals will issue a decision on our appeal. If we are unsuccessful in prosecuting this action, we may have to permanently cease all business operations in Georgia, which are currently suspended except for collections of outstanding payday cash advances made prior to such suspension on behalf of BankWest in that state. An adverse ruling could have a material adverse effect on our business, results of operations and financial condition.

        On March 10, 2003, Angela Glasscock, a customer of BankWest, the lending bank for whom we processed, marketed and serviced payday cash advances in Georgia, filed an adversary proceeding in the U.S. Bankruptcy Court for the Southern District of Georgia alleging that our subsidiary in Georgia was making payday cash advances in Georgia in violation of the Georgia Industrial Loan Act. The case is currently pending and awaiting a trial date. Although the amount in controversy in the case is only $350, the underlying claims of Ms. Glasscock, if agreed with by the Bankruptcy Court, could serve as a basis for future claims against us in Georgia, which could have a material adverse effect on our business, results of operations and financial condition.

        On August 6, 2004 Tahisha King and James E. Strong, who are customers of BankWest, the lending bank for whom we processed, marketed and serviced payday cash advances in Georgia, filed a putative class action lawsuit in the State Court of Cobb County, Georgia against us, our subsidiary in Georgia, William M. Webster, IV and several of our unnamed officers, directors, owners and "stakeholders", alleging many different causes of action, most notably that we have been making illegal payday loans in Georgia in violation of Georgia's usury law, the Georgia Industrial Loan Act and Georgia's Racketeer Influenced and Corrupt Organizations Act. The complaint states that BankWest is not the "true lender" on the loans. The complaint seeks compensatory damages, attorneys' fees, punitive damages and the trebling of any compensatory damages. An adverse ruling in this case could have a material adverse effect on our business, results of operations and financial condition.

        On July 27, 2004, John Kucan, Welsie Torrence and Terry Coates, who are all customers of Republic Bank & Trust Company, the lending bank for whom we process, market and service payday cash advances in North Carolina, filed a putative class action lawsuit in the General Court of the Superior Court Division for New Hanover County, North Carolina against us, our subsidiary that operates in North Carolina and William M. Webster, IV, our Chief Executive Officer, alleging that our subsidiary that operates in North Carolina was the "true lender" on the plaintiffs' payday cash advances and therefore the payday cash advances were made, administered and collected in violation of numerous North Carolina consumer protection laws. The lawsuit alleges that the relationship between our subsidiary that operates in North Carolina and Republic Bank & Trust Company is a "rent a charter" relationship and therefore the bank is not the "true lender" on the payday cash advances. The lawsuit seeks an injunction barring us from continuing to do business in North Carolina, the return of the principal amount of the payday cash advances made to the plaintiff class since August 2001, the return of any interest or fees associated with such advances, treble damages and other unspecified costs. If an adverse ruling is entered against us in this case it could have a material adverse effect on our business, results of operations and financial condition.

        On December 10, 2003, we received a letter from the Attorney General of West Virginia raising concerns that some of our collection practices may violate the West Virginia Consumer Credit and Protection Act. Although we do not currently have operations in West Virginia, some West Virginia residents visit our payday cash advance centers in states bordering West Virginia in order to obtain payday cash advances. Since receiving the Attorney General's letter we have discontinued collection visits in West Virginia and pursue our collections there through phone calls and letters to customers. If we cannot collect our payday cash advances from residents of states where we do not conduct operations, our business, results of operations and financial condition could be materially adversely affected.

        We are a defendant in a putative class-action lawsuit commenced by two of our former customers, Wendy Betts and Donna Reuter, in Florida. The action was filed in February 2001 in the Circuit Court of Palm Beach against our subsidiary, McKenzie Check Advance of Florida, LLC and certain other parties. The lawsuit alleges that we engaged in unfair and deceptive trade practices and violated the Florida criminal usury statute, the Florida Consumer Finance Act, and Florida's Racketeer Influenced and Corrupt Organizations Act. We successfully moved to have Ms. Reuter's case sent to arbitration and were awarded summary judgment as to Ms. Betts' claims. The order in Ms. Reuter's case is currently on appeal to the Florida Supreme Court and the order in Ms. Betts' case was reversed on August 11, 2004 by Florida's Fourth District Court of Appeals. While we plan to appeal the Fourth District Court of Appeals' ruling, we cannot assure you that we will prevail in this case. The suit seeks unspecified damages, and we could be required to refund fees and/or interest collected, refund the principal amount of payday cash advances, pay multiple damages and pay other monetary penalties. An adverse ruling in this case could have a material adverse effect on our business, results of operations and financial condition.

        We are a defendant in a lawsuit brought on behalf of a putative class of persons by a former customer, Lois Bennett, in Tennessee. Ms. Bennett on behalf of herself and others alleges that our subsidiary, McKenzie Check Advance LLC, violated the terms of a class action settlement order by wrongfully collecting fees and advances from the class members during a period of time when collections were allegedly prohibited. After a hearing, a trial judge ruled in our favor. However, on appeal, the Tennessee Court of Appeals reversed the findings of the trial judge and remanded the case for further findings of fact. The suit seeks unspecified damages, and we could be required to refund fees and advances collected and to pay other monetary penalties. An adverse ruling in this case could have a material adverse effect on our business, results of operations and financial condition.

        We are also involved in other litigation and administrative proceedings. This litigation includes employee claims for workers' compensation, wrongful termination, harassment, discrimination, payment of wages due and customer claims relating to collection practices and violations of state and/or federal consumer protection laws. We are likely to be subject to further litigation and proceedings in the future. The consequences of an adverse ruling in any current or future litigation or proceeding may include our obligation to refund fees and/or interest collected on payday cash advances, to refund the principal amount of payday cash advances, to pay treble or other multiple damages and to pay monetary penalties. We may also be subject to adverse publicity. Defense of any lawsuits or proceedings, even if successful, would require substantial time and attention of our senior officers and other management personnel that would otherwise be spent on other aspects of our business and would require the expenditure of significant amounts for legal fees and other related costs. Any of these events could have a material adverse effect on our business, results of operations and financial condition.

  Competition in the retail financial services industry could cause us to lose market share, thereby materially adversely affecting our business, results of operations and financial condition.

        The industry in which we operate has low barriers to entry and is highly fragmented and very competitive. We believe that the market may become even more competitive as the industry grows and/or consolidates. We compete with services provided by traditional financial institutions, such as overdraft protection, and with other payday cash advance providers, small loan providers, short-term consumer lenders, and other financial service entities and other retail businesses that offer consumer loans or other products and services that are similar to ours. We also compete with companies offering payday cash advances and short-term loans over the internet as well as by phone. Some of these competitors have larger local or regional customer bases, more locations and substantially greater financial, marketing and other resources than we have. As a result of this increasing competition, we could lose market share, thereby materially adversely affecting our business, results of operations and financial condition.

        In Texas, Republic Bank & Trust Company, the lending bank for whom we act as processing, marketing and servicing agent, also has a payday cash advance processing, marketing and servicing agency relationship with one of our competitors, ACE Cash Express, Inc., who has operated in Texas longer than we have and has more payday cash advance centers in Texas than we do. Because FDIC guidelines provide that a lending bank may only have one outstanding payday cash advance with an individual at a time, even if different agents are involved, we often must turn away potential customers who already have an outstanding payday cash advance that is provided by Republic Bank & Trust Company and is processed, marketed and serviced by ACE Cash Express, Inc. Our inability to expand our business in Texas or to compete effectively there could have a material adverse effect on our business, results of operations and financial condition.

  General economic conditions in the markets in which we operate could affect the demand for payday cash advance services and the collectibility of payday cash advances, and accordingly, our business, results of operations and financial condition could be materially adversely affected by changes in the economies of the markets in which we operate.

        Changes in economic factors in the markets in which we operate that reduce the level of demand for payday cash advance services could have a material adverse effect on our business, results of operations and financial condition. In addition, changes in economic factors in the markets in which we operate that decrease the collectibility of payday cash advances could have a material adverse effect on our business, results of operations and financial condition.

  The concentration of our business in certain states could adversely affect us.

        In the six months ended June 30, 2004, our five largest states (measured by revenues) accounted for approximately 42% of our total revenues, with California, our largest state (measured by revenues), representing approximately 12% of our total revenues. Our business is and will likely continue to be highly concentrated within certain states. As a result, our business relies strongly upon the prevailing economic, demographic, regulatory, competitive and other conditions within each state in which our operations are concentrated, and changes in these conditions could have a material adverse impact on our business, results of operations and financial condition.

  Media reports and public perception of payday cash advances as being predatory or abusive could materially adversely affect our business, results of operations and financial condition.

        Over the past few years, consumer advocacy groups and certain media reports have advocated governmental and regulatory action to prohibit or severely restrict payday cash advances. The consumer groups and media reports typically focus on the cost to a consumer for a payday cash advance. The consumer groups and media reports typically characterize these payday cash advances as predatory or abusive toward consumers. If this negative characterization of payday cash advances becomes widely accepted by consumers, demand for payday cash advance services could significantly decrease, which could materially adversely affect our business, results of operations and financial condition. Negative perception of payday cash advances or other activities could also result in increased regulatory scrutiny and increased litigation. Additionally, negative perception of payday cash advances could encourage restrictive local zoning rules and make it more difficult to obtain government approvals necessary to open new payday cash advance centers. These trends could materially adversely affect our business, results of operations and financial condition.

  If the lending banks' payday cash advance approval processes are flawed and more payday cash advances go uncollected, our business, results of operations and financial condition could be materially adversely affected.

        Our agreements with lending banks provide for us to process, market and service the lending banks' payday cash advances. The banks are responsible for evaluating each of their customers' applications and determining whether the payday cash advance is approved. We are not involved in the lending banks' payday cash advance approval process, are not involved in determining the approval procedures or criteria of the lending banks and do not fund or acquire any payday cash advances from the lending banks. Consequently, the lending banks' payday cash advances are not included in our payday cash advance portfolio nor are they reflected on our balance sheet within our advances and fees receivable, net. Under our processing, marketing and servicing agreements with the lending banks, the lending banks are only contractually obligated for the losses on payday cash advances in an amount established as a percentage of the fees and/or interest charged by the banks to their customers on their payday cash advances. Depending upon the lending bank, this percentage ranges from 8.0% to 20.0%. As a result, if a lending bank's payday cash advances are not collected, we could be obligated to pay the lending bank the outstanding amount of the advances plus its fees and/or interest receivable on the advances, less its contractually obligated portion of the losses. As of June 30, 2004, this aggregate contingent liability amounted to $51.2 million and was not included on our balance sheet. See "—If our estimates of payday cash advance losses are not adequate to absorb losses, our business, results of operations and financial condition could be materially adversely affected." If the banks' payday cash advance approval processes are flawed and the number of uncollected payday cash advances increases, our business, results of operations and financial condition may be materially adversely affected.

  Customers' personal checks are often returned unpaid due to non-sufficient funds in the customers' accounts or other reasons.

        In the year ended December 31, 2003, we deposited approximately 4.4% of all the customer checks we received and approximately 79% of these deposited customer checks were returned unpaid because of non-sufficient funds in the customers' bank accounts or because of closed accounts or stop-payment orders. If we are unable to collect amounts due to us and to the lending banks from customers, it could have a material adverse effect on our business, results of operations and financial condition.

  We are subject to credit risk as a result of our arrangements with lending banks. The lending banks' failure to honor their obligations to us could have a material adverse effect on our business, results of operations and financial conditions.

        Under the agency business model, all charges of fees and/or interest paid by a lending bank's customers are deposited directly to the lending bank's bank account. We invoice the lending bank for the processing, marketing and servicing fees payable to us by such bank. In addition, each lending bank is responsible for making payments to us if actual payday cash advances losses are less than the bank's contractually obligated portion of the losses. We are subject to the risk that the lending banks may fail to pay all or a portion of the amounts due to us or that they fail to pay us on a timely basis. Any such failure could have a material adverse effect on our business, results of operations and financial condition.

  If our estimates of payday cash advance losses are not adequate to absorb losses, our business, results of operations and financial condition could be materially adversely affected.

        We maintain an allowance for doubtful accounts for estimated losses for payday cash advances we make directly to consumers under the standard business model and an accrual for excess bank losses for our share of losses on payday cash advances we process, market and service for lending banks under the agency business model. To estimate the appropriate allowance for doubtful accounts and accrual for excess bank losses, we consider the amount of outstanding payday cash advances owed to us, the amount of payday cash advances owed to the lending banks and serviced by us, historical payday cash advances we have charged off, our current collection patterns and the current economic trends in the markets we serve. As of June 30, 2004, our allowance for doubtful accounts was $24.9 million and our accrual for excess bank losses was $4.0 million. These amounts, however, are estimates, and if our actual payday cash advance losses are materially greater than our allowance for doubtful accounts or if the actual losses on the advances made by the lending banks are materially greater than our accrual for excess bank losses, our business, results of operations and financial condition could be materially adversely affected.

        With respect to the payday cash advances that we process, market and service for the lending banks, the lending banks are only contractually obligated for the losses on payday cash advances in an amount established as a percentage of the fees and/or interest charged by the banks to their customers on their payday cash advances. Depending upon the lending bank, this percentage ranges from 8.0% to 20.0%. As a result, if a lending bank's payday cash advances are not collected, we could be obligated to pay the lending bank the outstanding amount of the advances plus its fees and/or interest receivable on the advances, less its contractually obligated portion of the losses. As of June 30, 2004, this aggregate contingent liability was $51.2 million and was not included on our balance sheet. We could also be obligated to pay this amount to the lending banks if, as a result of a change in law or regulation or otherwise, the lending banks' payday cash advances were to become uncollectible. The accrual for excess bank losses that was reported in our accrued liabilities in our balance sheet was $4.0 million as of June 30, 2004. Our accrual for excess bank losses is, however, an estimate. If actual payday cash advance losses are materially greater than our recorded accrual for excess bank losses, our business, results of operations and financial condition could be materially adversely affected.

  Our ability to manage our growth may deteriorate, which could have a material adverse effect on our business, results of operations and financial condition.

        We have experienced substantial growth in recent years. Our failure or inability to implement and manage our growth successfully in the future may have a material adverse effect on our business, results of operations and financial condition. Our growth strategy, which is based on rapidly opening a large number of payday cash advance centers in existing and new markets, is subject to significant risks. We cannot assure you that we will be able to expand our market presence in our current markets or successfully enter new markets through the opening of new payday cash advance centers or acquisitions. Moreover, the start-up costs and the losses from initial operations attributable to each newly opened payday cash advance center place demands upon our liquidity and cash flow, and we cannot assure you that we will be able to satisfy these demands. Because of this, the opening of additional payday cash advance centers, individually or in the aggregate, may have a material adverse effect on our business, results of operations and financial condition.

        Our ability to execute our growth strategy will depend on a number of factors, some of which may be beyond our control, including:

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  the prevailing laws and regulatory environment of each state in which we operate or seek to operate, which are subject to change at any time;

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  our ability to obtain and maintain regulatory approvals or any government permits and licenses that may be required;

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  the degree of competition in new markets and its effect on our ability to attract new customers;

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  our ability to compete for expansion opportunities, including suitable locations;

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  our ability to recruit, train and retain additional qualified personnel;

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  our ability to adapt our infrastructure and systems to accommodate growth; and

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  our ability to obtain adequate financing for expansion plans.

        We cannot assure you that our systems, procedures, controls and existing space will be adequate to support expansion of our operations. Our growth has placed significant demands on all aspects of our business, including our administrative, technical and financial personnel and systems. Additional expansion may further strain our management, financial and other resources. Our future results of operations will substantially depend on the ability of our officers and key employees to manage changing business conditions and to implement and improve our technical, administrative, financial control and reporting systems. In addition, we cannot assure you that we will be able to implement our business strategy profitably in geographic areas we do not currently serve.

  We have substantial existing debt and may incur additional debt, which could adversely affect our business, results of operations and financial condition by limiting our ability to obtain financing in the future and react to changes in our business.

        We have, and will continue to have, a significant amount of debt and may incur additional debt in the future. As of [                ], 2004, after giving effect to the application of our net proceeds from this offering, our total debt would have been approximately $[    ] million and our stockholders' equity would have been approximately $[    ] million. Our significant amount of debt could have important consequences to our business. For example, it could:

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  restrict our operational flexibility through restrictive covenants that will limit our ability to make acquisitions, explore certain business opportunities, dispose of assets and take other actions;

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  limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

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  limit our ability to borrow additional funds in the future, if we need them, due to applicable financial and restrictive covenants in our debt instruments;

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  make us vulnerable to interest rate increases, because a portion of our borrowings is, and will continue to be, at variable rates of interest;

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  require us to dedicate a substantial portion of our cash flow from operations to payments on our debt obligations, which will reduce our funds available for working capital, capital expenditures and other general corporate expenses; and

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  place us at a disadvantage compared to our competitors that have proportionately less debt.

        The terms of our debt limit our ability to incur additional debt but do not prohibit us from incurring additional debt. If current debt levels increase, the related risks that we now face will also increase.

        If we fail to generate sufficient cash flow from future operations to meet our debt service obligations, we may need to seek refinancing of all or a portion of our indebtedness or obtain additional financing in order to meet our obligations with respect to our indebtedness. We cannot assure you that we will be able to refinance any of our indebtedness or obtain additional financing on satisfactory terms or at all, particularly because of our high levels of debt and the debt incurrence restrictions imposed by the terms of our debt.

  We depend on loans from banks to operate our business. If banks decide to stop making loans to companies in the payday cash advance services industry, it could have a material adverse affect on our business, results of operations and financial condition.

        We depend on borrowings under our credit facility to fund payday cash advances, capital expenditures to build new centers and other needs. Recently, a major regional bank revised its credit policies to prohibit future loans to companies engaged in the payday cash advance services industry. If our current or potential credit banks decided not to lend money to companies in the payday cash advance services industry, we could face higher borrowing costs, limitations on our ability to grow our business as well as possible cash shortages, any of which could have a material adverse effect on our business, results of operations and financial condition.

  Our credit facility contains restrictions and limitations that could significantly affect our ability to operate our business.

        Our credit facility contains a number of significant covenants that could adversely affect our business. These covenants restrict our ability, and the ability of our subsidiaries to, among other things:

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  incur additional debt;

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  create liens;

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  effect mergers or consolidations;

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  make investments, acquisitions or dispositions;

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  pay dividends or make other payments;

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  enter into certain sale and leaseback transactions;

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  become subject to further restrictions on the creation of liens;

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  have foreign subsidiaries; and

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  issue our stock in an initial public offering unless we receive enough net proceeds to prepay our subordinated debt.

        The breach of any covenants or obligation in our credit facility will result in a default. If there is an event of default under our credit facility, the lenders under the credit facility could cause all amounts outstanding thereunder to be due and payable, subject to applicable grace periods. This could trigger cross-defaults under our other existing or future debt instruments. As a result, our ability to respond to changing business and economic conditions and to secure additional financing, if needed, may be significantly restricted, and we may be prevented from engaging in transactions that might further our growth strategy. If we are unable to repay, refinance or restructure our indebtedness under our credit facility, the lenders under that facility could proceed against the collateral securing that indebtedness. Our obligations under the credit facility are guaranteed by each of our existing and future subsidiaries. The borrowings under the credit facility and the subsidiary guarantees are secured by substantially all of our assets and the assets of the subsidiary guarantors. In addition, borrowings under the credit facility are secured by a pledge of substantially all of the capital stock, or similar equity interests, of the subsidiary guarantors. In the event of our insolvency, liquidation, dissolution or reorganization, the lenders under our credit facility and any other existing or future debt of ours would be entitled to payment in full from our assets before distributions, if any, were made to our stockholders.

  We are a holding company with no operations of our own and we depend on our subsidiaries for cash. If our subsidiaries do not generate a sufficient amount of cash that they can provide to us, our liquidity and ability to service our indebtedness, fund our operations or pay dividends on our common stock would be harmed, any of which could have a material adverse effect on our business, results of operations and financial condition.

        We have no operations of our own and derive substantially all of our cash flow and liquidity from our subsidiaries and from our borrowings. We have substantial contractual commitments and debt service obligations. We depend on distributions from our subsidiaries and borrowings to meet our contractual commitments and debt service obligations and to pay dividends on our common stock. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us to enable us to meet our contractual commitments, to pay our indebtedness, to pay dividends on our common stock or to fund our other liquidity needs. Certain states require us to maintain some minimum net worth or liquidity based on the number of payday cash advance centers we operate in the state and other factors. These requirements may restrict our subsidiaries' ability to pay dividends or make other distributions to us. In order to comply with these requirements, we were required to maintain cash and cash equivalents at our subsidiaries in an aggregate amount of $10.2 million as of December 31, 2003 and $8.9 million as of June 30, 2004. In addition, if we undertake additional expansion efforts in the future, our cash requirements may increase significantly. Because of this, we may not have enough cash flow to meet our future liquidity needs, which may have a material adverse effect on our business, results of operations and financial condition.

  Our business is seasonal in nature, which causes our revenues, collection rates and earnings to fluctuate. These fluctuations could have a material adverse effect on our stock price, business, results of operations and financial condition.

        Our business is seasonal due to the impact of fluctuating demand for payday cash advances and fluctuating collection rates throughout the year. Demand has historically been highest in the third and fourth quarters of each year, corresponding to the back-to-school and holiday seasons, and lowest in the first quarter of each year, corresponding to our customers' receipt of income tax refunds. Our provision for doubtful accounts and agency bank losses, allowance for doubtful accounts and accrual for excess bank losses are historically lowest as a percentage of revenues in the first quarter of each year, corresponding to our customers' receipt of income tax refunds, and increase as a percentage of revenues for the remainder of each year. This seasonality requires us to manage our cash flows over the course of the year. If our revenues or collections were to fall substantially below what we would normally expect during certain periods, our ability to service our debt, pay dividends on our common stock and meet our other liquidity requirements may be adversely affected, which could have a material adverse effect on our business, results of operations and financial condition.

        In addition, our quarterly results have fluctuated in the past and are likely to continue to fluctuate in the future because of these seasonal fluctuations. If they do so, our quarterly revenues and results of operations may be difficult to forecast. This difficulty in forecasting could cause our future quarterly results of operations to not meet the expectations of securities analysts or investors. Our failure to meet quarterly expectations could cause a material drop in the market price of our common stock.

  Because we maintain a significant supply of cash in our payday cash advance centers, we may be subject to cash shortages due to employee and third-party theft and errors. We also may be subject to liability as a result of crimes at our centers.

        Since our business requires us to maintain a significant supply of cash in each of our payday cash advance centers, we are subject to the risk of cash shortages resulting from employee and third-party theft and errors. Although we have implemented various programs to reduce these risks, maintain insurance coverage for theft and provide security for our employees and facilities, we cannot assure you that employee and third-party theft and errors will not occur. Cash shortages from employee and third-party theft and errors were approximately $600,000 (0.3% of revenues) in the six months ended June 30, 2004, $1.7 million (0.4% of revenues) in 2003 and $2.2 million (0.6% of revenues) in 2002. Theft and errors could lead to cash shortages and could adversely affect our business, results of operations and financial condition. It is also possible that crimes such as armed robberies may be committed at our payday cash advance centers. We could experience liability or adverse publicity arising out of such crimes. For example, we may be liable if an employee, customer or bystander suffers bodily injury, emotional distress or death. Any such event may have a material adverse effect on our business, results of operations and financial condition.

  Any disruption in the availability of our information systems could adversely affect operations at our payday cash advance centers.

        We rely upon our information systems to manage and operate our payday cash advance centers and business. Each payday cash advance center is part of an information network that is designed to permit us to maintain adequate cash inventory, reconcile cash balances on a daily basis and report revenues and expenses to our headquarters. Our back-up systems and security measures could fail to prevent a disruption in our information systems. Any disruption in our information systems could adversely affect our business, results of operations and financial condition.

  Being a public company will increase our financial reporting costs because we will need to comply with various rules and standards established by various regulatory bodies, including the Public Company Accounting Oversight Board. Failure to comply with certain standards has resulted in a conclusion that there is a significant deficiency in our internal controls as of June 30, 2004.

        In March 2004, the Public Company Accounting Oversight Board, or PCAOB, defined a "significant deficiency" as a deficiency that results in more than a remote likelihood that a misstatement of the financial statements that is more than inconsequential will not be prevented or detected. As a result of this new standard, our independent auditors noted in our most recent audit a significant deficiency. The significant deficiency related to our need to increase our existing finance department resources to be able to prepare financial statements that are fully compliant with all recently issued technical accounting literature and Securities and Exchange Commission, or SEC, reporting guidelines on a timely basis. In order to remedy this significant deficiency, we intend to (1) hire a director of financial reporting and research, (2) hire a director of SEC reporting and compliance and (3) create an internal audit department, all of which will increase our costs. We cannot assure you that these measures or any future measures will enable us to remedy this significant deficiency or avoid other significant deficiencies in the future.

  If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud.

        Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. If we cannot provide reliable financial reports or prevent fraud, our results of operations could be misstated and our reputation may be harmed. Historically, we may not have maintained a system of internal controls that was adequate for a public company, and in preparing the financial statements included in this prospectus we placed only limited reliance on our historical internal control structure. We cannot assure you that the measures we have taken to date or any future measures will ensure that we will be able to implement and maintain adequate controls over our future financial processes and reporting. If we are unable to implement and maintain adequate internal controls in the future, our business, results of operations and financial condition could be materially adversely affected.

  Efforts to comply with the Sarbanes-Oxley Act will entail significant expenditure; non-compliance with the Sarbanes-Oxley Act could materially adversely affect us.

        The Sarbanes-Oxley Act of 2002, enacted in July 2002, as well as related rules adopted by the SEC, including the requirement that we issue a report on our internal controls as required by Section 404 of the Sarbanes-Oxley Act, will require changes to some of our accounting controls and procedures. We expect these new rules and regulations to continue to increase our accounting, legal and other costs and to make some activities more time consuming and/or costly. Upon completion of this offering, we will be required to comply with Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2005. In the event that we are unable to achieve compliance with the Sarbanes-Oxley Act and related rules, it could materially adversely affect our business, results of operations and financial condition.

  Our centralized headquarters functions are susceptible to disruption by catastrophic events, which could have a material adverse effect on our business, results of operations and financial condition.

        Our headquarters building is located in Spartanburg, South Carolina. Our information systems and administrative and management processes are primarily provided to our zone and regional management and to our payday cash advance centers from this centralized location, and they could be disrupted if a catastrophic event, such as a tornado, power outage or act of terror, destroyed or severely damaged our headquarters. Any of these catastrophic events could have a material adverse effect on our business, results of operations and financial condition.

  Potential future acquisitions could be difficult to integrate, divert the attention of key management personnel, disrupt our business, dilute stockholder value and adversely affect our business, results of operations and financial condition.

        We may consider acquisitions of companies, technologies and products that we feel could accelerate our ability to compete or allow us to enter new markets. Acquisitions involve numerous risks, including:

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  difficulties in integrating operations, technologies, accounting and personnel;

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  difficulties in supporting and transitioning customers of our acquired companies;

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  diversion of financial and management resources from existing operations;

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  risks of entering new markets;

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  potential loss of key employees; and

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  inability to generate sufficient revenues to offset acquisition costs.

        Acquisitions also frequently result in the recording of goodwill and other intangible assets which are subject to potential impairments in the future that could harm our financial results. In addition, if we finance acquisitions by issuing convertible debt or equity securities, our existing stockholders may be diluted, which could affect the market price of our stock. As a result, if we fail to properly evaluate acquisitions or investments, we may not achieve the anticipated benefits of any such acquisitions, and we may incur costs in excess of what we anticipate, either of which could have a material adverse effect on our business, results of operations and financial condition.

  If we lose key management or are unable to attract and retain the talent required for our business, our business, results of operations and financial condition could suffer.

        Our future success depends to a significant degree upon the members of our senior management, particularly William M. Webster IV, our Chief Executive Officer, John T. Egeland, our President, and John I. Hill, our Executive Vice President and Chief Financial Officer. Mr. Webster is our co-founder and has been instrumental in the development of the regulatory and legislative framework in which we operate. Messrs. Egeland and Hill have been instrumental in procuring capital and executing our growth strategies and in providing expertise in managing our operations. The loss of the services of one or more members of senior management could harm our business and development. None of Messrs. Webster, Egeland or Hill has an employment agreement with us, and we do not maintain key man life insurance policies with respect to any of our employees. Our continued growth also will depend upon our ability to attract and retain additional skilled management personnel. If we are unable to attract and retain personnel as needed in the future, our business, results of operations and financial condition could suffer.

  Regular turnover among our managers and employees at our payday cash advance centers makes it more difficult for us to operate our payday cash advance centers and increases our costs of operations, which could have an adverse effect on our business, results of operations and financial condition.

        In the year ended December 31, 2003, the turnover among our payday cash advance center managers was approximately 46% and among our other payday cash advance center employees was approximately

92%. Approximately 50% of the turnover has traditionally occurred in the first six months following the hire date of our payday cash advance center managers and employees. This turnover increases our cost of operations and makes it more difficult to operate our payday cash advance centers. If we are unable to retain our employees in the future, our business, results of operations and financial condition could be adversely affected.

  We may not maintain adequate insurance coverage to protect us from losses.

        We maintain insurance coverage, including workers' compensation insurance, liability insurance, property insurance, crime insurance, directors' and officers' insurance, employment practices liability insurance and fiduciary liability insurance, to protect us against losses in such amounts, covering such risks and liabilities and with such deductibles or self-insurance retentions as we believe are in accordance with normal industry practice. However, we cannot assure you that our insurance policies will provide sufficient coverage to provide adequately for our current or future losses, risks or liabilities. If our current or future losses exceed our insurance coverage or are not covered by our insurance, our business, results of operations and financial condition could be materially adversely affected.

  We expect our costs to increase. Future cost increases could have a material adverse effect on our business, results of operations and financial condition.

        We have experienced increases in workers' compensation costs, primarily due to workers' compensation rate regulations in California that affect our operations in that state. Also, consistent with the general economic environment, we have sustained increases in medical coverage for our employees and other types of insurance coverage, such as general liability. Our costs may increase in the future, eroding our profitability. In addition, we will have the cost of completing this offering and the ongoing additional cost of operating as a public company, including the cost of additional reporting and internal control personnel, external accounting and legal fees, investor relations, insurance for directors and officers and compensation for directors. Future cost increases could have a material adverse effect on our business, results of operations and financial condition.

  We used to be taxed as an S corporation under Subchapter S of the Internal Revenue Code and claims of taxing authorities related to our prior status as an S corporation could harm us.

        Since October 2001, we have been taxed as a "pass-through" entity under Subchapter S of the Internal Revenue Code. Following this offering, we will be taxed as a C corporation under Subchapter C of the Internal Revenue Code, which is applicable to most corporations and treats the corporation as an entity that is separate and distinct from its stockholders. If our tax returns for the years in which we were an S corporation were to be audited by the Internal Revenue Service or another taxing authority and an adverse determination was made, we could be obligated to pay back taxes, interest and penalties. Any such claims could result in additional costs to us and could have a material adverse effect on our business, results of operations and financial condition.

  Our operating history has no bearing on future profitability.

        Although we were profitable during the year ended December 31, 2003 and during the first six months of 2004, we cannot assure you that we will be profitable in the future.

Risks Related to Our Common Stock and this Offering

        There has been no prior public market for our common stock, and an active trading market may not develop.

        Prior to this offering, there has been no public market for our common stock. The initial public offering price for the shares of our common stock sold in this offering will be determined by negotiation between the representatives of the underwriters on the one hand and the selling stockholders and us on the other. This price may not reflect the market price of our common stock following this offering. An active trading market may not develop following completion of this offering or, if it is developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. We cannot assure you that the market price will equal or exceed the public offering price of your shares. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

  If securities analysts do not publish research or reports about our business or if they downgrade our stock, the price of our stock could decline.

        The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. Furthermore, if one or more of the analysts who do cover us downgrade our stock, the price of our stock could decline. If one or more of these analysts cease coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline.

  Our executive officers, directors and existing stockholders may be able to exert significant control over our future direction.

        After this offering, our executive officers, directors and existing stockholders will together control approximately [    ]% of our outstanding common stock. As a result, these stockholders, if they act together, may be able to control, as a practical matter, all matters requiring our stockholders' approval, including the election of directors and approval of significant corporate transactions. As a result, this concentration of ownership may delay, prevent or deter a change in control, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of Advance America or its assets and might reduce the market price of our common stock.

  The price of our common stock after this offering may be lower than the offering price you pay and may be volatile.

        Prior to this offering, our common stock has not been sold in a public market. After this offering, an active trading market in our common stock might not develop. If an active trading market develops, it may not continue. Moreover, if an active market develops, the trading price of our common stock may fluctuate widely as a result of a number of factors, many of which are outside our control. In addition, the stock market has experienced extreme price and volume fluctuations that have affected the market prices of many companies. These broad market fluctuations could adversely affect the market price of our common stock. A significant decline in our stock price could result in substantial losses for individual stockholders and could lead to costly and disruptive securities litigation. If you purchase shares of our common stock in this offering, you will pay a price that was not established in a competitive market. Rather, you will pay a price that will be negotiated with the representatives of the underwriters based upon a number of factors. The price of our common stock that will prevail in the market after this offering may be higher or lower than the offering price.

  Investors will incur immediate and substantial dilution in the book value of their investment.

        The initial public offering price will be substantially higher than the net tangible book value per share of the outstanding common stock. If you purchase shares of our common stock, you will incur immediate and substantial dilution in the amount of $[                      ] per share, based on an assumed initial public offering price of $[                      ] per share, which is the mid-point of the initial public offering price range set forth on the cover of this prospectus.

  The use of our common stock to fund acquisitions or to refinance debt incurred for acquisitions could dilute existing shares.

        From time to time, we may consider opportunities to acquire payday cash advance companies or businesses. Future acquisitions, if any, could provide for consideration to be paid in cash, shares of our common stock, or a combination of cash and shares. If the consideration for an acquisition is paid in common stock, existing stockholders' investments could be diluted. Furthermore, we may decide to incur debt to fund all or part of the costs of an acquisition and may later issue additional shares of common stock to reduce that debt or to provide funds for future acquisitions. The issuance of additional shares of common stock for those purposes would also dilute our existing stockholders' investments.

  Applicable laws and our certificate of incorporation and bylaws may discourage takeovers and business combinations that our stockholders might consider in their best interest.

        State laws and our certificate of incorporation and bylaws may delay, defer, prevent or render more difficult a takeover attempt that our stockholders might consider in their best interests. For instance, they may prevent our stockholders from receiving the benefit from any premium to the market price of our common stock offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging takeover attempts in the future.

        State laws and our certificate of incorporation and bylaws may also make it difficult for stockholders to replace or remove our directors. These provisions may facilitate entrenchment of directors which may delay, defer or prevent a change in our control, which may not be in the best interests of our stockholders.

        The following provisions that are included in our certificate of incorporation and bylaws have anti-takeover effects and may delay, defer or prevent a takeover attempt that our stockholders might consider in their best interests. In particular, our certificate of incorporation and bylaws:

  •
  permit our board of directors to issue one or more series of preferred stock;

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  prohibit stockholders from filling vacancies on our board of directors;

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  prohibit stockholders from calling special meetings of stockholders and from taking action by written consent;

  •
  impose advance notice requirements for stockholder proposals and nominations of directors to be considered at stockholder meetings; and

  •
  require the approval by the holders of at least 80% of the voting power of our outstanding capital stock entitled to vote on the matter for the stockholders to amend the provisions of our bylaws and certificate of incorporation described in the second through fourth bullet points above and in this bullet point.

        In addition, many of our subsidiaries are licensed by, and subject to, the regulatory and supervisory jurisdiction of the states where they do business. Under change in control statutes of some of these states, any person, acting alone or with others, who is seeking to acquire, directly or indirectly, 5% or more of our outstanding common stock may need to be approved by the authorities within those states. As a result, prospective investors who intend to acquire a substantial portion of our common stock may need to be aware of and to comply with those state requirements, to the extent applicable.

        In addition, Section 203 of the General Corporation Law of the State of Delaware may limit the ability of an "interested stockholder" to engage in business combinations with us. An interested stockholder is defined to include persons owning 15% or more of our outstanding voting stock.

  We can redeem your common stock if you are or if you become a disqualified person.

        Federal and state laws and regulations applicable to providers of payday cash advance services may now or in the future restrict direct or indirect ownership or control of providers of payday cash advance services by disqualified persons (such as convicted felons). Our certificate of incorporation provides that we may redeem shares of your common stock to the extent deemed necessary or advisable, in the sole judgment of our board of directors, to prevent the loss of, or to secure the reinstatement or renewal of, any license or permit from any governmental agency that is conditioned upon some or all of the holders of our common stock possessing prescribed qualifications or not possessing prescribed disqualifications. The redemption price will be the average closing sale price per share of our common stock during the 20-trading-day period ending on the second business day preceding the redemption date fixed by our board of directors. At the discretion of our board of directors, the redemption price may be paid in cash, debt or equity securities or a combination of cash and debt or equity securities.

  Sales of a substantial number of shares of our common stock following this offering may adversely affect the market price of our common stock and the issuance of additional shares will dilute all other stockholdings.

        Sales of a substantial number of shares of our common stock in the public market or otherwise following this offering, or the perception that such sales could occur, could adversely affect the market price of our common stock. After completion of this offering, our existing stockholders will own approximately [    ] shares of our common stock assuming there is no exercise of the underwriters' over-allotment option.

        After completion of this offering, there will be approximately [    ] shares of our common stock outstanding. Of our outstanding shares, the shares of common stock sold in this offering will be freely tradable in the public market, except for any shares sold to our "affiliates," as that term is defined in Rule 144 under the Securities Act of 1933, as amended (the Securities Act), and, if the purchaser acquires in excess of 100 shares, any shares purchased through our directed share program will be subject to 180-day lock-up agreements and restrictions imposed by the National Association of Securities Dealers, Inc., or NASD. In addition, our certificate of incorporation permits the issuance of up to approximately [    ] million additional shares of common stock after this offering. Thus, we have the ability to issue substantial amounts of common stock in the future, which would dilute the percentage ownership held by the investors who purchase our shares in this offering. See "Shares Eligible for Future Sale" for further information regarding circumstances under which additional shares of our common stock may be sold.

        We, each of our directors and senior officers, and our selling stockholders have agreed, with limited exceptions, that we and they will not, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, during the period ending 180 days after the date of this prospectus, among other things, directly or indirectly, offer to sell, sell or otherwise dispose of any of shares of our common stock or file a registration statement with the SEC relating to the offering of any shares of our common stock.

        Upon consummation of this offering, certain of our existing stockholders will enter into a registration rights agreement with us. Pursuant to that registration rights agreement, and after the lock-up agreements pertaining to this offering expire 180 days from the date of this prospectus, we expect to register under the Securities Act all or a portion of the approximately [          ] shares of our common stock held by the stockholders who are a party to that agreement. Registration of the sale of these shares of our common stock would permit their sale into the market. If, upon the expiration of the 180-day lock-up period, any of the existing stockholders sell a large number of shares, the market price of our common stock could decline.

        Assuming the underwriters do not exercise their over-allotment option, after the lock-up agreements pertaining to this offering expire 180 days from the date of this prospectus unless waived earlier by Morgan Stanley & Co. Incorporated, up to [    ] of the shares outstanding prior to this offering will be eligible for future sale in the public market at prescribed times pursuant to Rule 144 under the Securities Act, or otherwise. Sales of a significant number of these shares of common stock in the public market could reduce the market price of the common stock.

        Shares registered under a registration statement on Form S-8 to be filed by us after the consummation of this offering will be available for sale into the public markets, subject to the vesting of restricted stock and to the exercise of any future issued options, if any.

FORWARD-LOOKING STATEMENTS

        This prospectus includes forward-looking statements. All statements other than historical information or statements of current condition contained in this prospectus, including statements regarding our future financial performance, our business strategy and expected developments in the payday cash advance services industry, are forward-looking statements. The words "expect," "intend," "plan," "believe," "project," "anticipate," "may," "will," "should," "would," "could," "estimate," "continue" and similar expressions are intended to identify forward-looking statements.

        We have based these forward-looking statements on management's current views and expectations. Although we believe that the current views and expectations reflected in these forward-looking statements are reasonable, those views and expectations, and the related statements, are inherently subject to risks, uncertainties and other factors, many of which are not under our control and may not even be predictable. These risks, uncertainties and other factors could cause the actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks, uncertainties and factors include, but are not limited to:

  •
  our relationships with the lending banks and with the banks party to our credit facility;

  •
  federal and state governmental regulation of payday cash advance services, short-term consumer lending and related financial services businesses;

  •
  any litigation regarding our payday cash advance services;

  •
  theft and employee errors;

  •
  the availability of adequate financing, suitable payday cash advance centers and experienced management employees to implement our growth strategy;

  •
  increases in interest rates, which would increase our borrowing costs;

  •
  the fragmentation of the payday cash advance services industry and competition from various other sources, such as other payday cash advance providers, small loan providers, short-term consumer lenders, banks, savings and loans and other similar financial services entities, as well as retail businesses that offer consumer loans or other products or services similar to those offered by us;

  •
  customer demand and response to services offered at our payday cash advance centers; and

  •
  the other matters set forth under "Risk Factors."

        We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our shares of common stock.

        You are cautioned not to rely unduly on any forward-looking statements. These risks and uncertainties are discussed in more detail elsewhere in this prospectus, including under "Risk Factors," "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

PRIOR S CORPORATION STATUS

        Because we have been an S corporation for federal and certain state income tax purposes, our income has been allocated to our individual stockholders rather than to us. We will terminate our S corporation status in connection with the closing of this offering and will thereafter be taxed as a C corporation for federal and state income tax purposes. In contemplation of the termination of our S corporation status, through August 11, 2004 we have paid a number of dividends to our existing stockholders and we intend to pay them additional dividends, as described in "Dividend Policy."

        In addition, as a result of the revocation of our S corporation status in connection with this offering, we will record a net deferred tax liability and a corresponding income tax expense on the revocation date. See "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Prior S Corporation Status."

USE OF PROCEEDS

        We estimate that the net proceeds we will receive from the sale of [            ] shares of common stock by us in this offering will be approximately $[                      ] million, at an assumed initial public offering price of $ [                      ] per share, which is the mid-point of the initial public offering price range set forth on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be approximately $ [                       ] million.

        We intend to use the net proceeds from the sale of shares of common stock by us in this offering as follows:

  •
  approximately $42.2 million will be used to repay all of the outstanding subordinated debt we issued in connection with our acquisition of the National Cash Advance group of affiliated companies, which we refer to as the National Cash Advance subordinated debt, approximately $30.7 million of which matures on October 15, 2007 and bears interest at an annual interest rate of 13% and approximately $11.6 million of which matures on October 15, 2004 and bears interest at an annual interest rate of 10%;

  •
  approximately $23.0 million will be used to repay all of the outstanding subordinated debt we issued to repurchase some of our common stock, which we refer to as the stock repurchase subordinated debt, approximately $16.4 million of which matures on October 15, 2007 and bears interest at an annual interest rate of 13%, approximately $3.8 million of which matures on October 14, 2004 and bears interest at an annual interest rate of 10% and approximately $2.8 million of which matures upon settlement of certain liabilities retained by the sellers of the National Cash Advance group of affiliated companies to us and bears interest at an annual interest rate of 13%;

  •
  approximately $18.6 million will be used to repay all of the outstanding subordinated debt we issued to our stockholders from time to time, which we refer to as the notes payable to stockholders, which mature on October 15, 2007 and bear interest at annual interest rate of 13%; and

  •
  the remaining approximately $[    ] million for working capital and general corporate purposes.

        For a description of the subordinated debt to be repaid with the net proceeds we receive from this offering, see "Description of Certain Indebtedness."

        We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders in this offering.

DIVIDEND POLICY

        Our board of directors currently intends to authorize the payment of a dividend of $[    ] per share of common stock per quarter to our stockholders of record beginning in the [            ] quarter of 2004. Any determination to pay dividends will be at the discretion of our board of directors and will be dependent upon:

  •
  our subsidiaries' payment of dividends and other distributions to us;

  •
  our results of operations and cash flows;

  •
  our financial position and capital requirements;

  •
  general business conditions;

  •
  any legal, tax, regulatory and contractual restrictions on the payment of dividends; and

  •
  any other factors our board of directors deems relevant.

        We paid dividends to our existing stockholders of approximately $21.7 million in the six months ended June 30, 2004, $101.5 million in the year ended December 31, 2003 and $40.0 million in the year ended December 31, 2002. In addition, we paid a dividend to our existing stockholders of $50.0 million in July 2004. These dividends included amounts that were necessary for our existing stockholders to make tax payments on the income we earned while we were an S corporation under Subchapter S of the Internal Revenue Code. In addition, upon and/or prior to the closing of this offering, we intend to pay one or more dividends to our existing stockholders, estimated to aggregate approximately $9.0 million, in connection with the termination of our S corporation status.

        We are a holding company and have no direct operations. As a result, our ability to pay dividends depends primarily on our receiving dividends and/or other distributions from our subsidiaries. There are certain contractual and regulatory limitations affecting the ability of our subsidiaries to pay dividends and make other distributions to us and on our ability to pay dividends to our stockholders. See "Risk Factors—Risks Related to Our Business and Industry—We are a holding company with no operations of our own and we depend on our subsidiaries for cash. If our subsidiaries do not generate a sufficient amount of cash that they can provide to us, our liquidity and ability to service our indebtedness, fund our operations or pay dividends on our common stock would be harmed, any of which could have a material adverse effect on our business, results of operations and financial condition" and "Description of Certain Indebtedness."

CAPITALIZATION

        Set forth below is our cash and cash equivalents and total capitalization as of June 30, 2004, on an actual basis and as adjusted to give effect to the following events as if such events had occurred on June 30, 2004:

  •
  our payment of $50.0 million in dividends to our existing stockholders in July 2004;

  •
  one or more distributions estimated to aggregate approximately $9.0 million to be paid to our existing stockholders in connection with the termination of our S corporation status upon and/or prior to the closing of this offering;

  •
  the issuance by us of shares of common stock to companies owned by our Chairman, certain of our stockholders and affiliated parties simultaneously with the closing of this offering as consideration for the sale to us of our headquarters building and certain aircraft used by us, as described under "Certain Relationships and Related Party Transactions," based on the public offering price of our common stock, which, assuming an initial public offering price of $[                      ] per share (the midpoint of the price range set forth on the cover of this prospectus), will result in the issuance of [            ] shares of common stock;

  •
  the issuance by us of restricted shares of common stock to our directors and certain of our officers on the closing of this offering, which assuming an initial public offering price of $[                      ] per share (the midpoint of the price range set forth on the cover of this prospectus), will result in the issuance of [            ] shares of common stock;

  •
  the recording of a net deferred tax liability of approximately $9.0 million as of June 30, 2004, arising from the termination of our S corporation status (the actual amount of the net deferred tax liability will be determined after giving effect to our operating results through the date of termination of our S corporation status and will be reflected in our results for the quarter during which our S corporation status is terminated); and

  •
  this offering and the application of the estimated net proceeds to us from this offering as described under "Use of Proceeds."

        You should read this table in conjunction with "Use of Proceeds," "Selected Consolidated Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes that are included elsewhere in this prospectus.

	As of June 30, 2004
	Actual	As adjusted
	(Dollars in thousands)
Cash and cash equivalents	$6,527	$

Short-term debt:
Current portion of National Cash Advance subordinated debt	$11,578	$
Current portion of stock repurchase subordinated debt	3,832	$
Current portion of mortgage payable	320	$

Total short-term debt	15,730

Long-term debt:
Credit facility	115,000
National Cash Advance subordinated debt, excluding current portion	30,664
Stock repurchase subordinated debt, excluding current portion	19,157
Notes payable to stockholders	18,558
Mortgage payable	6,356

Total long-term debt	189,735

Stockholders' equity(1):
Preferred stock, par value $.01 per share, 25,000,000 shares authorized, no shares issued and outstanding, actual and as adjusted	—
Common stock, par value $.01 per share, 250,000,000 shares authorized, 75,587,525 shares outstanding, actual; [ ] shares outstanding, as adjusted	898
Additional paid in capital	78,637
Treasury stock at cost	(37,723)
Retained earnings	69,261

Total stockholders' equity	111,073

Total capitalization	$316,538	$

(1)
Gives effect to the amendment and restatement of our certificate of incorporation and our 500,000-for-1 stock split by means of a stock dividend, each of which was effected on August 11, 2004.

DILUTION

        The net tangible book value of our common stock as of June 30, 2004 was a deficit of approximately $13.1 million, or a deficit of $.17 per share of our common stock. Net tangible book value per share represents the amount of our total tangible assets (which excludes goodwill and debt issuance costs) minus our total liabilities, divided by the 75,587,525 shares of our common stock that were outstanding as of June 30, 2004. As of such date, the pro forma net tangible book value of our common stock was a deficit of approximately $[            ] million, or $[            ] per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets minus our total liabilities, divided by the shares of our common stock outstanding, after giving effect to (i) our payment of $50.0 million in dividends to our existing stockholders in July 2004, (ii) one or more distributions estimated to aggregate approximately $9.0 million to be paid to our existing stockholders in connection with the termination of our S corporation status upon and/or prior to the closing of this offering, (iii) the issuance by us of shares of common stock to companies owned by our Chairman, certain of our stockholders and affiliated parties simultaneously with the closing of this offering as consideration for the sale to us of our headquarters building and certain aircraft used by us, as described under "Certain Relationships and Related Party Transactions," based on the public offering price of our common stock, which, assuming an initial public offering price of $[                ] per share (the midpoint of the price range set forth on the cover of this prospectus), will result in the issuance of [            ] shares of common stock, (iv) the issuance by us of restricted shares of common stock to certain of our directors and officers on the closing of this offering, which assuming an initial public offering price of $ [                       ] per share (the midpoint of the price range set forth on the cover of this prospectus), will result in the issuance of [            ] shares of common stock, and (v) the recording of a net deferred tax liability of approximately $9.0 million as of June 30, 2004, arising from the termination of our S corporation status (the actual amount of the net deferred tax liability will be determined after giving effect to our operating results through the date of termination of our S corporation status and will be reflected in our results for the quarter during which our S corporation status is terminated). After giving effect to the sale of [            ] shares of our common stock in this offering at an assumed initial public offering price of $[            ] per share, which is the mid-point of the initial public offering price range set forth on the cover of this prospectus, our pro forma as adjusted net tangible book value on June 30, 2004 would have been approximately $[            ] million, or $[            ] per share. This represents an immediate increase in pro forma net tangible book value of $[            ] per share to our existing stockholders and an immediate dilution of $[            ] per share to new investors who purchase our common stock in this offering at the assumed initial public offering price. The following table shows this immediate per share dilution:

Assumed initial public offering price per share			$	[ ]
Pro forma net tangible book value per share on June 30, 2004, before giving effect to this offering	$	[ ]
Increase in pro forma net tangible book value per share attributable to this offering		[ ]

Pro forma as adjusted net tangible book value per share on June 30, 2004, after giving effect to this offering				[ ]

Dilution in pro forma net tangible book value per share to new investors			$	[ ]

        The following table summarizes, as of June 30, 2004, the differences between the average price per share paid by our existing stockholders and by new investors purchasing shares of common stock in this offering at the assumed initial public offering price of $[            ] per share, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares purchased		Total consideration
					Average price per share
	Number	Percent	Amount	Percent
Existing stockholders	75,587,525%		$41,811,500%			$.55
New investors					$

Total		100%		$100%

        The foregoing discussion and tables assume no exercise by the underwriters of their over-allotment option. To the extent the over-allotment option is exercised, there may be further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

        The following tables set forth our selected consolidated financial information and other financial and statistical data for the periods ended and as of the dates indicated. You should read this information in conjunction with the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus.

        We derived the following selected consolidated financial information as of December 31, 2002 and 2003 and for each of the years in the three-year period ended December 31, 2003 from our audited consolidated financial statements and the related notes included elsewhere in this prospectus. We derived the following selected consolidated financial information as of December 31, 2001, 2000 and 1999 and for each of the years in the two-year period ended December 31, 2000 from our audited consolidated financial statements and the related notes, which are not included elsewhere in this prospectus. We derived the following selected consolidated financial information as of and for the six months ended June 30, 2004 from our audited consolidated financial statements and the related notes included elsewhere in this prospectus. We derived the following selected consolidated financial information as of and for the six months ended June 30, 2003 from our unaudited consolidated financial statements and the related notes included elsewhere in this prospectus. These unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair statement of our financial position and results of operations for this period. The results for any interim period are not necessarily indicative of the results that may be expected for a full year.

	Year Ended December 31,					Six Months Ended June 30,
	1999	2000	2001	2002	2003	2003	2004
	(Dollars in thousands, except per share data)
Consolidated Financial Information
Statement of Operations Data:
Revenues:
Fees and interest charged to customers	$136,507	$279,990	$307,894	$298,432	$362,262	$163,864	$195,751
Processing, marketing and servicing fees	253	24,267	66,666	113,894	127,272	58,899	62,883

Total revenues	136,760	304,257	374,560	412,326	489,534	222,763	258,634
Provision for doubtful accounts and agency bank losses	(12,181)	(31,574)	(55,978)	(54,842)	(64,681)	(20,781)	(30,052)

Net revenues	124,579	272,683	318,582	357,484	424,853	201,982	228,582

Center expenses:
Salaries and related payroll costs	45,630	88,423	97,490	117,036	131,369	64,282	78,527
Occupancy costs	18,222	32,835	36,369	43,620	51,798	24,810	31,380
Center depreciation expense	4,683	7,643	8,619	10,416	11,603	5,821	6,611
Advertising expense	10,836	16,084	17,828	23,921	23,857	11,043	14,202
Other center expenses	15,193	24,102	32,520	35,078	41,300	19,780	22,665

Total center expenses	94,564	169,087	192,826	230,071	259,927	125,736	153,385

Center operating income	30,015	103,596	125,756	127,413	164,926	76,246	75,197

Corporate and other expenses:
General and administrative expenses	22,194	33,945	36,598	33,578	36,434	17,926	21,655
Corporate depreciation expense	353	706	2,256	2,796	3,433	1,613	2,000
Amortization expense	4,140	11,948	9,796	—	—	—	—
Options purchase expense	—	—	—	21,462	3,547	103	—
Lending bank contract termination expense	—	—	—	—	6,525	6,525	—
Interest expense, net	3,757	18,864	15,419	14,655	15,897	8,069	7,935
Loss on disposal of property and equipment	489	4,460	1,632	739	990	394	269

Income before income taxes and cumulative effect of a change in accounting principle	(918)	33,673	60,055	54,183	98,100	41,616	43,338
Income tax expense (1)	(8,637)	14,754	22,779	638	1,925	267	1,522

Income before cumulative effect of a change in accounting principle	7,719	18,919	37,276	53,545	96,175	41,349	41,816
Cumulative effect of a change in accounting for revenue recognition, net of income taxes of $2,364	—	3,034	—	—	—	—	—

Net income	$7,719	$21,953	$37,276	$53,545	$96,175	$41,349	$41,816

	Year Ended December 31,					Six Months Ended June 30,
	1999	2000	2001	2002	2003	2003	2004
	(Dollars in thousands, except other financial data)
Consolidated Financial Information (continued)
Net income per common share—basic
Income before cumulative effect of a change in accounting principle	$0.11	$0.21	$0.42	$0.70	$1.27	$0.55	$0.55

Cumulative effect of accounting change	—	0.03	—	—	—	—	—

Net income	$0.11	$0.24	$0.42	$0.70	$1.27	$0.55	$0.55

Net income per common share—diluted
Income before cumulative effect of a change in accounting principle	$0.11	$0.20	$0.40	$0.64	$1.27	$0.55	$0.55
Cumulative effect of accounting change	—	.03	—	—	—	—	—

Net income	$0.11	$0.23	$0.40	$0.64	$1.27	$0.55	$0.55

Weighted average number of shares outstanding:
—basic	68,591,699	89,702,111	87,840,025	76,000,594	75,587,525	75,587,525	75,587,525
Effect of dilutive options	2,493,487	3,937,122	4,521,998	6,490,511	131,931	263,838	—

—diluted	71,085,186	93,639,233	92,362,023	82,491,105	75,719,456	75,851,363	75,587,525

Pro Forma Data (unaudited):
Historical income before taxes	$(918)	$33,673	$60,055	$54,183	$98,100	$41,616	$43,338
Pro forma income tax expense (2)	(8,637)	14,754	24,269	21,791	38,953	16,559	17,229

Income before cumulative effect of a change in accounting principle adjusted for pro forma income tax expense	7,719	18,919	35,786	32,392	59,147	25,057	26,109
Cumulative effect of a change in accounting principle for revenue recognition, net of income taxes of $2,364 (3)	—	3,034	—	—	—	—	—

Net income adjusted for pro forma income tax expense	$7,719	$21,953	$35,786	$32,392	$59,147	$25,057	$26,109

Pro forma net income per common share—basic					$0.78		$0.35
Pro forma net income per common share—diluted					$0.78		$0.35
Weighted average pro forma number of shares outstanding:
Basic					75,587,525		75,587,525
Effect of dilutive options					131,931		—

Diluted					75,719,456		75,587,525

Balance Sheet Data (at end of period):
Cash and cash equivalents	$3,114	$17,570	$18,052	$6,675	$10,484	$5,441	$6,527
Advances and fees receivable, net	79,811	112,906	93,715	116,941	138,204	112,557	143,868
Total assets	282,522	314,282	293,146	316,455	348,043	312,982	358,254
Total debt	203,478	210,842	161,842	184,589	219,259	174,988	205,465
Total stockholders' equity	61,297	80,750	108,698	95,007	91,040	98,902	111,073
Cash Flow Data:
Cash flows provided by operating activities	$24,366	$83,940	$119,760	$123,531	$175,292	$67,622	$83,026
Cash flows used in investing activities	(134,142)	(73,852)	(59,883)	(88,673)	(104,938)	(21,679)	(51,406)
Cash flows (used) provided by financing activities	99,487	4,368	(59,395)	(46,235)	(66,545)	(47,177)	(35,577)
Other Financial and Statistical Data
Other Financial Data:
Aggregate principal amount of payday cash advances provided or processed (thousands)	$1,454,690	$2,052,163	$2,555,710	$2,743,847	$3,271,235	$1,490,068	$1,728,223
Amount of average payday cash advance	$240	$259	$300	$313	$321	$319	$325
Average charge to customers for providing or processing a payday cash advance	$36	$38	$46	$51	$52	$52	$52
Statistical Data:
Payday cash advance centers (at end of period)	1,348	1,367	1,558	1,741	2,039	1,828	2,208
Number of payday cash advances provided and processed (thousands)	6,072	7,917	8,513	8,766	10,179	4,676	5,318
Average duration of a payday cash advance (days)	13.8	14.2	14.2	14.5	15.1	15.0	15.4

(1)
Effective October 1, 2001, we filed an election to convert to S corporation status for federal and most state income tax purposes under Subchapter S of the Internal Revenue Code. Under Subchapter S, our stockholders pay federal and state income tax on our taxable income. In connection with this offering, we will revoke our Subchapter S election and once again become a C corporation under Subchapter C of the Internal Revenue Code (i.e., we will pay income tax on our taxable income).
(2)
Pro forma income tax expense shown here has been determined as if we had always been a C corporation rather than an S corporation beginning October 1, 2001.
(3)
In 2000, the Company changed its accounting for revenue recognition. Prior to 2000, the Company recognized revenue on its payday cash advances when the customer paid the payday cash advance. Beginning in 2000, the Company recognized substantially all revenues ratably over the term of the payday cash advance. Accordingly, in 2000, the Company recorded in income $3.0 million (net of income tax expense of $2.4 million) as the cumulative effect of this change in accounting principle.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. In addition to historical information, this discussion includes forward-looking information involving risks and assumptions that could cause actual results to differ materially from management's expectations. See "Forward-Looking Statements" included elsewhere in this prospectus.

Overview

        Headquartered in Spartanburg, South Carolina, we are the largest provider of payday cash advance services in the United States, with 2,208 payday cash advance centers as of June 30, 2004.

        Our payday cash advance centers provide small-denomination, short-term, unsecured cash advances that are typically due on the customers' next payday. In order for a new customer to be approved for a payday cash advance, he or she is required to have valid identification, a bank account and a regular source of income, usually a job. At the inception of a payday cash advance transaction, we or the lending bank enters into an agreement with the customer governing the terms of the payday cash advance transaction. Typically, the agreement requires that the customer repay the payday cash advance in full on or before a specified due date, which is typically two weeks after the date of the payday cash advance. The customer then writes a personal check for the amount of the advance plus applicable charges for fees and/or interest in exchange for cash or a check drawn on our or the lending bank's account. The agreement with the customer also typically obligates us or the lending bank to defer the presentment or deposit of the customer's personal check until the due date of the payday cash advance. At the specified due date, the customer is required to pay off the payday cash advance in full, which is usually accomplished by the customer returning to the payday cash advance center with cash. Upon a repayment in full, we are obligated to return the customer's personal check to the customer. If the customer does not repay the outstanding payday cash advance in full on or before the due date, the payday cash advance center will seek to collect from the customer directly and may deposit the customer's personal check.

        In the year ended December 31, 2003, approximately 69.4% of the customers repaid their payday cash advances in full on or before the due date, approximately 95.4% of the customers repaid their payday cash advances in full on or before the due date or within 14 days thereafter and an additional 0.2% of the customers repaid their payday cash advances in full on or before the date we deposited their checks. These percentages include customers who (1) paid their outstanding payday cash advance in full, (2) paid their outstanding payday cash advance in full and entered into a new payday cash advance on the same date (which we refer to as a consecutive transaction) and (3) extended their outstanding payday cash advance by paying only the applicable charges (which we refer to as a rollover). Approximately 4.2% of advances in the year ended December 31, 2003 were rollovers. Rollovers are only permitted in certain states and then only in accordance with state law and the CFSA's Best Practices for the payday cash advance services industry. During the year ended December 31, 2003, approximately 4.4% of all customer checks were deposited. Of the checks that were deposited, approximately 66.5% either cleared or were ultimately collected.

        In most states in which we conduct business we make payday cash advances directly to our customers (which we refer to as the standard business model). In other states in which we conduct business we act as a processing, marketing and servicing agent through our payday cash advance centers for FDIC insured, state-chartered banks that make payday cash advances to their customers pursuant to the authority of federal interstate banking laws, regulations and guidelines (which we refer to as the agency business model). We refer to the banks for which we act as agent as the lending banks. As of June 30, 2004, we were making payday cash advances directly to customers under the standard business model in 1,687 of our 2,208 payday cash advance centers in 29 states and serving as agent for the lending banks under the agency business model in our 521 payday cash advance centers located in Arkansas, Michigan, North Carolina, Pennsylvania and Texas.

        We have historically derived our revenues from (1) fees and/or interest paid to us directly by our customers under the standard business model and (2) processing, marketing and servicing fees paid to us by the lending banks under the agency business model. On the payday cash advances made and funded by the lending banks from their own bank accounts and processed, marketed, and serviced by us under the agency business model, all payments of principal and fees and/or interest paid by customers are deposited directly to the respective lending bank's bank account. We in turn are paid a processing, marketing and servicing fee by the lending bank after we send it an invoice. For the six months ended June 30, 2004, we had revenues of approximately $195.8 million (comprised of fees and/or interest), or 85.7% of our net revenues, from the standard business model and $62.9 million (comprised of processing, marketing and servicing fees, which include losses for which the lending banks are contractually obligated), or 27.5% of our net revenues, from the agency business model. In the year ended December 31, 2003, we had revenues of approximately $362.3 million (comprised of fees and/or interest), or 85.3% of our net revenues, from the standard business model and revenues of approximately $127.3 million (comprised of processing, marketing and servicing fees, which include losses for which the lending banks are contractually obligated), or 29.9% of our net revenues, from the agency business model.

        Provision for doubtful accounts and agency bank losses.    The provision for doubtful accounts and agency bank losses includes (1) estimated losses on advances and fees receivable under the standard business model (which we refer to as provision for doubtful accounts) and (2) agency bank losses, which are comprised of (a) those losses for which the lending banks under the agency business model are contractually obligated and (b) an estimate of the amount by which actual losses will differ from the lending banks' contractual obligations (which we refer to as provision for excess bank losses).

        Center expenses.    Our center expenses primarily relate to the operations of our payday cash advance centers, including salaries and related payroll costs, occupancy costs, center depreciation expense and advertising expense. Salaries and related payroll costs consist principally of wages, salaries and benefits for center personnel and district directors, and includes allocated charges for workers' compensation and medical coverage. Occupancy costs consist principally of rent, common area maintenance and utilities. Center depreciation expense consists principally of the depreciation of the cost of signage, leasehold improvements, furniture and fixtures over their useful lives (typically five years). Advertising expense consists principally of television advertising, direct mail marketing and yellow pages advertising. Other center expenses are the most variable costs associated with our centers and consist principally of costs related to payday cash advance center openings and closings, communications, delivery, supplies, travel, bank charges, various compliance and collection costs and costs associated with theft.

        Corporate and other expenses.    Our corporate and other expenses primarily include general and administrative expenses, corporate depreciation expense, amortization expense, options purchase expense, lending bank contract termination expense, interest expense, net, and loss on disposal of property and equipment. General and administrative expenses consist primarily of the costs of our corporate overhead, including costs associated with our legal, regulatory, real estate, construction, accounting, marketing, compliance and management information systems departments, costs of our senior management, costs of our headquarters building, costs of leasing and operating our corporate aircraft, our insurance costs and the costs of our zone and regional operating management. Corporate depreciation expense consists primarily of depreciation of furniture and fixtures, our headquarters building and computer equipment. Amortization expense for the year ended December 31, 2001 consisted primarily of amortization of goodwill from the purchase of the National Cash Advance group of affiliated companies in 1999. Options purchase expense consists primarily of the compensation expense from the purchase of employee stock options pursuant to a plan adopted by our board of directors in 2002. Lending bank contract termination expense consists primarily of the expense associated with the termination of two contracts for us to process, market and service payday cash advances in two states for a former lending bank. Interest expense, net, includes interest on our credit facility and subordinated debt, interest on the mortgage payable secured by our headquarters building and amortization of debt issuance costs less interest we earned on bank deposits. Loss on disposal of property and equipment consists primarily of the expense of the remaining value of disposed property and equipment.

        New payday cash advance centers.    We opened 259 new payday cash advance centers in the six months ended June 30, 2004, 330 in 2003, 224 in 2002 and 214 in 2001. The capital cost of opening a new payday cash advance center varies depending on the size and type of payday cash advance center, but typically averages approximately $37,000. This capital cost includes leasehold improvements, signage, fixtures, furniture, computer equipment and a security system. In addition, the typical payday cash advance center that has been operating for at least 24 months (which we refer to as a mature payday cash advance center) under the standard business model requires average working capital of approximately $93,000 to fund operating cash and the payday cash advance center's payday cash advance portfolio.

        It typically takes approximately nine months for one of our payday cash advance centers to generate sufficient revenues to cover the center's expenses not including corporate overhead. Cumulative losses during the first nine months average approximately $44,000 per payday cash advance center.

        Closed payday cash advance centers.    We closed one payday cash advance center in the six months ended June 30, 2004, 32 in the year ended December 31, 2003, 41 in the year ended December 31, 2002 and 23 in the year ended December 31, 2001. The expenses related to closing centers typically include the undepreciated costs of fixtures and signage that cannot be moved and reused at another center, moving costs, severance payments and any lease termination costs. The expenses associated with closings of payday cash advance centers were approximately $11,300 in the six months ended June 30, 2004, $780,000 in 2003, $855,000 in 2002 and $325,000 in 2001. The expenses associated with closing centers during the six months ended June 30, 2004 do not include the impact of suspending payday cash advance processing at our 89 centers in Georgia. In May 2004, a Georgia law became effective that prohibits payday cash advance services in the state and restricts our ability to act as processing, marketing and servicing agent for a lending bank in the state. Accordingly, we have suspended operations at our 89 payday cash advance centers in Georgia except for collections of outstanding payday cash advances made prior to such suspension on behalf of BankWest in that state. Our Georgia operations, which comprised 4.7% of our net revenues for the year ended December 31, 2003, are no longer generating revenues. We estimate that the cost to keep the Georgia centers open under these limited operating conditions will be approximately $340,000 per month, including depreciation. Additionally, if necessary, we estimate that it will cost approximately $2.2 million (including lease cancellation costs of $600,000 and the charge-off of undepreciated cost of assets of approximately $1.6 million) to shut down the Georgia operations completely.

        Principles of consolidation.    Our consolidated financial statements include the accounts of Advance America, Cash Advance Centers, Inc., all of our wholly-owned subsidiaries and our consolidated special purpose entity related to our corporate headquarters. All significant intercompany balances and transactions have been eliminated. Minority interest in consolidated variable interest entities represents equity that other investors have contributed to the special purpose entities. Minority interest is adjusted for income and losses allocable to the owners of the special purpose entities. As the cumulative distributions of the special purpose entity exceed its cumulative net income, the excess distributions are recorded in our consolidated financial statements.

        A summary of financial information for our operations in Georgia for the six months ended June 30, 2004 and 2003 and the years ended December 31, 2003, 2002 and 2001 are as follows:

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2001	2002	2003	2003	2004
	(Dollars in thousands)
Georgia Revenues:
Processing, marketing and servicing fees	$1,028	$14,834	$23,462	$10,713	$7,169
Provision for agency bank losses	3	(4,709)	(3,611)	(1,316)	(2,802)

Net revenues	1,031	10,125	19,851	9,397	4,367
Georgia Center Expenses:
Salaries and related payroll costs	1,105	5,091	6,130	2,941	3,091
Occupancy costs	459	2,095	2,277	1,123	1,200
Center depreciation expense	115	585	623	312	325
Advertising expense	581	866	820	343	523
Other center expenses	608	1,516	1,698	846	794

Total Georgia center expenses	2,868	10,153	11,548	5,565	5,933

Georgia center operating income (loss)	$(1,837)	$(28)	$8,303	$3,832	$(1,566)

        Seasonality.    Our business is seasonal due to the impact of fluctuating demand for payday cash advances and fluctuating collection rates throughout the year. Demand has historically been highest in the third and fourth quarters of each year, corresponding to the back-to-school and holiday seasons, and lowest in the first quarter of each year, corresponding to our customers' receipt of income tax refunds. Our provision for doubtful accounts and agency bank losses, allowance for doubtful accounts and accrual for excess bank losses are historically lowest as a percentage of revenues in the first quarter of each year, corresponding to customers' receipt of income tax refunds, and increase as a percentage of revenues for the remainder of each year.

        The growth of the payday cash advance industry has been and continues to be significantly affected by increasing acceptance of payday cash advances by state legislatures. However, to the extent that states enact legislation that negatively impacts payday cash advances, whether through preclusion, interest rate ceilings, fee reductions, mandatory extensions of term length, limits on the amount or term of payday cash advances or limits on consumers' use of the service, our business could be materially adversely affected. We are very active in monitoring and evaluating regulatory initiatives in all of the states and are closely involved with the efforts of the CFSA.

Prior S Corporation Status

        Since October 1, 2001, we have been treated for federal and certain state income tax purposes as an S corporation under the Internal Revenue Code and comparable state laws. As a result, our earnings have been taxed for federal and most state income tax purposes directly to our stockholders rather than to us. In connection with this offering, we are revoking our status as an S corporation and will be taxed as a C corporation. As a result of the revocation of our S corporation status, we will record a net deferred tax liability and corresponding income tax expense on the revocation date. The amount of the deferred tax liability would have been approximately $9.0 million if the revocation date had been June 30, 2004. The actual amount will be determined after giving effect to our operating results through the revocation date and will be reflected in our results for the quarter during which our S corporation status is terminated.

        In connection with the revocation of our status as an S corporation, we intend to make one or more distributions to our stockholders in an amount sufficient to enable the stockholders to pay any income tax due on the taxable income earned while we were an S corporation. We estimate these distributions will aggregate approximately $9.0 million.

Discussion of Critical Accounting Policies and Estimates

        In the ordinary course of business, we have made a number of estimates and assumptions relating to the reporting of our results of operations and financial condition in the preparation of our financial statements in conformity with generally accepted accounting principles in the United States (GAAP). We evaluate these estimates on an ongoing basis, including those related to provision for doubtful accounts and agency bank losses, allowance for doubtful accounts, accrual for excess bank losses and intangible assets. We base these estimates on the information currently available to us and on various other assumptions that we believe are reasonable under the circumstances. Actual results could vary from these estimates under different assumptions or conditions.

        We believe that the following critical accounting policies affect the more significant estimates and assumptions used in the preparation of our financial statements:

  Revenue Recognition

        Revenues on payday cash advances can be characterized as fees and/or interest depending upon various state laws. We recognize revenue on payday cash advances made by us under the standard business model on a constant-yield basis ratably over the term of each payday cash advance, which is typically for a period of two weeks. Under the agency business model, all charges of fees and/or interest paid by customers are deposited directly to the respective lending bank's bank account, and our revenues consist of the processing, marketing and servicing fees payable to us by the lending banks. These fees include the losses for which the lending banks are contractually obligated. We recognize revenue under the agency business model on a constant yield basis ratably over the term of each payday cash advance, which is typically for a period of two weeks.

  Provision for Doubtful Accounts and Agency Bank Losses, Allowance for Doubtful Accounts and Accrual for Excess Bank Losses

        We believe the most significant estimates made in the preparation of our accompanying consolidated financial statements relate to the determination of (1) an allowance for doubtful accounts for estimated losses for payday cash advances under the standard business model (which is shown as a reduction in our advances and fees receivable, net on our balance sheet) and (2) the amount we accrue for excess bank losses, as described below, for our share of the losses on payday cash advances we process, market and service for the lending banks under the agency business model (which is reported as a current liability on our balance sheet in our accrual for excess bank losses). The payday cash advances made and funded by the lending banks under the agency business model are not reflected on our balance sheet within our advances and fees receivable, net because these advances are repayable solely to the lending banks and are assets of the lending banks. The lending banks are only contractually obligated for the losses on payday cash advances in an amount established as a percentage of the fees and/or interest charged by the banks to their customers on their payday cash advances. Depending upon the lending bank, this percentage ranges from 8.0% to 20.0%. Under the agency business model, estimated losses consist of (1) those losses for which the lending banks are contractually obligated and (2) an estimate of the amount by which actual losses will differ from the lending banks' contractual obligations (which we refer to as excess bank losses). The portion of payday cash advances and fees deemed to be uncollectible is charged against the allowance for doubtful accounts or the accrual for excess bank losses, as appropriate, and subsequent recoveries, if any, are credited to the allowance for doubtful accounts or the accrual for excess bank losses, as appropriate.

        The following table shows the activity in the allowance for doubtful accounts and in the accrual for excess bank losses as of and for the periods specified:

	As of and for the Year Ended December 31,			As of and for the Six Months Ended June 30,
	2001	2002	2003	2003	2004
	(Dollars in thousands)
Changes in the Allowance for Doubtful Accounts under the Standard Business Model:
Beginning allowance for doubtful accounts	$11,474	$16,903	$18,091	$18,091	$23,021
Provision for doubtful accounts	45,485	37,627	46,552	14,651	22,492
Charge-offs	(46,568)	(47,496)	(51,873)	(21,244)	(28,229)
Recoveries	6,512	11,057	10,251	5,704	7,626

Ending allowance for doubtful accounts	$16,903	$18,091	$23,021	$17,202	$24,910

Changes in the Accrual for Excess Bank Losses under the Agency Business Model:
Beginning accrual for excess bank losses	$1,000	$700	$3,863	$3,863	$3,623
Provision for agency bank losses(1)	10,493	17,215	18,129	6,130	7,560
Charge-offs	(14,173)	(19,187)	(24,531)	(9,806)	(11,282)
Recoveries	3,380	5,135	6,162	3,431	4,076

Ending accrual for excess bank losses	$700	$3,863	$3,623	$3,618	$3,977

(1)
The provision for agency bank losses is comprised of (1) those losses for which the lending banks under the agency business model are contractually obligated and (2) an estimate of the amount by which actual losses will differ from the lending banks' contractual obligations (which we refer to as provision for excess bank losses). The provision for excess bank losses was $5.2 million for the year ended December 31, 2001, $7.1 million for the year ended December 31, 2002, $1.7 million for the year ended December 31, 2003, ($590,000) for the six months ended June 30, 2003 and ($1.8) million for the six months ended June 30, 2004.

        The allowance for doubtful accounts and the accrual for excess bank losses are determined based upon a review of historical and recent losses on our payday cash advances and the lending banks' payday cash advance portfolios. The allowance for doubtful accounts and the accrual for excess bank losses are periodically reviewed by our management with any changes reflected in current operations. Actual losses may be materially different from the recorded allowance for doubtful accounts or the accrual for excess bank losses.

        Under the standard business model, the amount of the unpaid payday cash advances and the related fees and/or interest are generally charged off if a customer does not make payment of at least 15% of his or her outstanding balance within 60 days of the due date. Under the agency business model, the amount of the unpaid payday cash advances and the related fees and/or interest are generally charged off 60 days after the due date. While management uses the best information available to make evaluations, future adjustments to the allowance for doubtful accounts and accrual for excess bank losses may be necessary if conditions differ substantially from our assumptions used in assessing their adequacy.

        To estimate the appropriate allowance for doubtful accounts and accrual for excess bank losses, we utilize the following methodology:

  •
  on a state-by-state basis, we apply our historical charge-off rate applicable in a particular state for a trailing 24-month period to that state's currently outstanding payday cash advances and fees and/or interest receivable;

  •
  we evaluate the need for additional reserves on receivables for deposited customer checks that are returned because of non-sufficient funds using historical collection patterns; and

  •
  we consider the potential impact to the estimate of (i) new payday cash advance centers within the state and (ii) specific economic and regulatory conditions on collections at the state and local level.

For advances and fees receivable under the standard business model, our estimate of what we believe will be uncollectible is calculated pursuant to the foregoing methodology and is recorded as the allowance for doubtful accounts. Under the agency business model and pursuant to our agreements with the lending banks, our estimate of what we believe will be uncollectible is reduced by the amount of losses for which lending banks are contractually obligated and is recorded as an accrual for excess bank losses.

  Intangible Assets

        As a result of our acquisition of the National Cash Advance group of affiliated companies in October 1999, we created approximately $143.0 million of goodwill. We assess the impairment of our long-lived and intangible assets annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors considered important that could trigger an impairment review include significant underperformance relative to expected historical or projected future cash flows, significant changes in the manner of use of the acquired assets or the strategy of the overall business and significant negative industry trends. When management determines that the carrying value of long-lived and intangible assets may not be recoverable, impairment is measured by comparing the excess of the carrying value of the asset over its estimated fair value based on projected future cash flows.

  Accrued Healthcare and Workers' Compensation Expenses

        Accrued liabilities in our December 31, 2003 financial statements include accruals of approximately $2.6 million and $3.3 million for the self-insured portion of our health insurance and workers' compensation, respectively. Accrued liabilities in our June 30, 2004 financial statements include accruals of approximately $2.8 million and $3.2 million for the self-insured portion of our health insurance and workers' compensation. We recognize our obligations associated with those benefits in the period the claim is incurred. The costs of both reported claims and claims incurred but not reported, up to specified deductible limits, are estimated based on historical data, current enrollment and employee statistics and other information. Our estimates and the resulting reserves are reviewed and updated periodically and any necessary adjustments are reflected in earnings currently.

Results of Operations

Six Months Ended June 30, 2004 Compared to the Six Months Ended June 30, 2003

        The following table sets forth our results of operations for the six months ended June 30, 2004 compared to the six months ended June 30, 2003:

	Six Months Ended June 30,
	2003		2004		Variance
	Dollars	% Revenues	Dollars	% Revenues	Dollars	%
	(Dollars in thousands, except center information)
Revenues:
Fees and interest charged to customers	$163,864	81.1%	$195,751	85.7%	$31,887	19.5%
Processing, marketing and servicing fees	58,899	29.2%	62,883	27.5%	3,984	6.8%

Total revenues	222,763	110.3%	258,634	113.2%	35,871	16.1%
Provision for doubtful accounts and agency bank losses	(20,781)	-10.3%	(30,052)	-13.2%	(9,271)	44.6%

Net revenues	201,982	100.0%	228,582	100.0%	26,600	13.2%

Center Expenses:
Salaries and related payroll costs	64,282	31.8%	78,527	34.4%	14,245	22.2%
Occupancy costs	24,810	12.3%	31,380	13.7%	6,570	26.5%
Center depreciation expense	5,821	2.9%	6,611	2.9%	790	13.6%
Advertising expense	11,043	5.5%	14,202	6.2%	3,159	28.6%
Other center expenses	19,780	9.8%	22,665	9.9%	2,885	14.6%

Total center expenses	125,736	62.3%	153,385	67.1%	27,649	22.0%

Center operating income	76,246	37.7%	$75,197	32.9%	$(1,049)	-1.4%

Corporate and Other Expenses:
General and administrative expenses	17,926	8.9%	21,655	9.5%	3,729	20.8%
Corporate depreciation expense	1,613	0.8%	2,000	0.9%	387	24.1%
Options purchase expense	103	0.0%	—	0.0%	(103)	-100.0%
Lending bank contract termination expense	6,525	3.2%	—	0.0%	(6,525)	-100.0%
Interest expense, net	8,069	4.0%	7,935	3.5%	(134)	-1.7%
Loss on disposal of property and equipment	394	0.2%	269	0.1%	(125)	-31.7%

Total corporate and other expenses	34,630	17.1%	31,859	14.0%	(2,770)	-8.0%

Income before income taxes	41,616	20.6%	43,338	18.9%	1,722	4.1%
Income tax expense	267	0.1%	1,522	0.7%	1,255	470.0%

Net income	$41,349	20.5%	$41,816	18.2%	$467	1.1%

	Six Months Ended June 30,
	2003	2004
Center Information:
Number of centers open at beginning of period	1,741	2,039
Opened	114	259
Closed	(27)	(1)
Suspended	—	(89)

Number of centers open at end of period	1,828	2,208

Weighted average number of centers open during the period	1,773	2,146
Number of payday cash advances provided and processed (in thousands)	4,676	5,312
Amount of average payday cash advance	$319	$325

	Six Months Ended June 30,
	2003		2004
					Variance
		% Net Revenues		% Net Revenues
	Dollars		Dollars		Dollars	%
	(Dollars in thousands)
Per Center (based on weighted average number of centers open during the period):
Center net revenues	$113.9	100.0%	$106.5	100.0%	$(7.4)	-6.5%
Center expenses:
Salaries and related payroll costs	36.3	31.8%	36.6	34.4%	0.3	0.8%
Occupancy costs	14.0	12.3%	14.6	13.7%	0.6	4.3%
Center depreciation expense	3.3	2.9%	3.1	2.9%	(0.2)	-6.1%
Advertising expense	6.2	5.5%	6.6	6.2%	0.4	6.5%
Other center expenses	11.2	9.8%	10.6	9.9%	(0.6)	-5.4%

Total center expenses	71.0	62.3%	71.5	67.1%	0.5	0.7%

Center operating income	$42.9	37.7%	$35.0	32.9%	$(7.9)	-18.4%

  Revenue Analysis

        Revenue for the six months ended June 30, 2004 contains only five months of revenues from our 89 Georgia payday cash advance centers, which suspended operations in May 2004, except for collections of outstanding payday cash advances made prior to such suspension on behalf of BankWest in Georgia. Of the $35.9 million, or 16.1%, increase in total revenues in the six months ended June 30, 2004, $11.0 million, or 30.7%, came from the 1,310 payday cash advance centers opened before June 30, 2001. Revenue per mature center (centers open for at least 24 months at the beginning of the six months ended June 30, 2003), increased by 6.4%, from $139,500 in the six months ended June 30, 2003 to $148,400 in the six months ended June 30, 2004. The 991 payday cash advance centers opened after June 30, 2001 accounted for $24.9 million, or 69.3%, of the increase in total revenues from the six months ended June 30, 2003 to the six months ended June 30, 2004. This $24.9 million increase in revenues for centers opened after June 30, 2001 represented a 62.2% increase for the six months ended June 30, 2004 compared with revenues for the same centers in the six months ended June 30, 2003.

        At June 30, 2003, of our 1,828 payday cash advance centers open at that date, we operated 595 centers under the agency business model in the states of Alabama, Arkansas, Georgia, Michigan, North Carolina, Pennsylvania and Texas. During 2003, an enabling payday cash advance law was passed in Alabama and our 65 payday cash advance centers in Alabama were converted to the standard business model. At June 30, 2004, we operated 521 payday cash advance centers under the agency business model in the states of Arkansas, Michigan, North Carolina, Pennsylvania and Texas. The number of payday cash advance centers operated under the agency business model decreased by 74 at June 30, 2004 compared to June 30, 2003. This decrease was the net result of the suspension of operations at our 89 agency business model centers in Georgia and the conversion of 65 agency business model centers in Alabama to the standard business model, offset by the opening of 80 new payday cash advance centers, net of closures, under the agency business model, substantially all of which are located in Texas.

        Provision for doubtful accounts and agency bank losses increased 44.6% in the first six months of 2004 compared to the first six months of 2003. This increase was primarily due to the addition of new centers in the first six months of 2004 compared to the first six months of 2003 and the full-period impact in the first six months of 2004 of centers opened during the year ended December 31, 2003. Provision for doubtful accounts and agency bank losses as a percentage of revenues increased to 13.2% in the first six months of 2004 from 10.3% in the first six months of 2003. The increase was due to an increase in receivables from customers' checks that were returned unpaid at June 30, 2004 compared to June 30, 2003, and the charge-off of the remaining advances and fees resulting from the suspension of operations in Georgia. The increase is partially offset because during the first six months of the year we typically recover a significant portion of previously charged-off accounts after our customers receive their income tax refunds. General collections improve for the same reason. In addition, some of our processing, marketing and servicing agreements provide for a credit to us if actual collections exceed the contractual amounts in the agreements. During the last two quarters of the year, recoveries typically decrease and the percentage of accounts charged off typically increase.

  Payday Cash Advance Center Expense Analysis

        Salaries and related payroll costs.    Salaries and related payroll costs increased 22.2% in the six months ended June 30, 2004 compared to the comparable period in 2003. This increase was primarily due to the addition of 259 new centers in the first six months of 2004 compared to the comparable period in 2003 and the full-period impact in the first six months of 2004 of the 330 centers opened during the year ended December 31, 2003. Salaries and related payroll costs as a percentage of revenues increased to 34.4% in the first six months of 2004 from 31.8% in the comparable period in 2003, and salaries and related payroll costs per center increased from $36,300 in the first six months of 2003 to $36,600 in the comparable period in 2004. During the first six months of 2003, we increased the number of divisional directors in divisions that process, market and service payday cash advances for the lending banks due to additional regulatory requirements. We averaged approximately 2.28 full-time equivalent field employees, including divisional directors, for each payday cash advance center during the first six months of 2004, and we averaged approximately 2.21 during the comparable period in 2003.

        Occupancy costs.    Occupancy costs increased $6.6 million, or 26.5%, in the first six months of 2004 compared to the comparable period in 2003. This increase was primarily due to the addition of new centers in the six months ended June 30, 2004 compared to the comparable period in 2003, the full-period impact in the first six months of 2004 of centers opened during the year ended December 31, 2003 and higher rent, utility, insurance and property tax expenses. Occupancy costs as a percentage of revenues increased to 13.7% in the first six months of 2004 from 12.3% in the comparable period in 2003 and occupancy costs per center increased to $14,600 for the first six months of 2004 compared to $14,000 for the first six months of 2003. We typically lease centers under three-year operating leases with renewal options. Accordingly, a number of leases are renewed each year due to the staggered renewal years of the leases. During the first six months of 2004, the average increase in rent over the prior rent for the leases we renewed was approximately 4.2%.

        Center depreciation expense.    Center depreciation expense increased 13.6% in the first six months of 2004 compared to the comparable period in 2003. This increase was primarily due to the addition of new centers in the first six months of 2004 compared to the comparable period in 2003 and the full-period impact in the first six months of 2004 of centers opened during the year ended December 31, 2003. Center depreciation expense as a percentage of revenues was 2.9% in the first six months of 2004 and 2003, and center depreciation expense per center was $3,100 in the first six months of 2004, compared to $3,300 in the comparable period in 2003. This per-center decrease was primarily due to the actual economic useful lives of many of these assets exceeding their estimated accounting useful lives.

        Advertising expense.    Advertising expense increased 28.6% in the first six months of 2004 compared to the first six months of 2003. This increase was primarily due to the addition of new centers in the six months ended June 30, 2004 compared to the comparable period in 2003, the full-period impact in the first six months of 2004 of centers opened during the year ended December 31, 2003 and our acceleration of the spending for broadcasting and direct mail advertising campaigns normally scheduled for the third quarter of the year into the second quarter of 2004. Advertising expense as a percentage of revenues increased to 6.2% in the first six months of 2004 from 5.5% in the first six months of 2003 and advertising expense per center was $6,600 in the first six months of 2004, compared to $6,200 in the first six months of 2003.

        Other center expenses.    Other center expenses increased 14.6% in the first six months of 2004 compared to the comparable period in 2003. This increase was primarily due to the addition of new centers in the first six months of 2004 compared to the comparable period in 2003 and the full-period impact in the first six months of 2004 of centers opened during the year ended December 31, 2003. Other center expenses as a percentage of revenues increased from 9.8% in the first six months of 2003 to 9.9% in the comparable period in 2004, and other center expenses per center were $10,600 in the first six months of 2004 compared to $11,200 in the comparable period in 2003.

        Substantially all of the increase in expense in the first six months of 2004 compared to the comparable period in 2003 related to the costs associated with the addition of 259 new centers in the first six months of 2004 and the full-period impact in the first six months of 2004 of the 330 centers opened during the year ended December 31, 2003.

  Corporate and Other Expense Analysis

        General and administrative expenses.    General and administrative expenses increased $3.7 million, or 20.8%, in the first six months of 2004 compared to the first six months of 2003. This increase in the first six months of 2004 compared to the first six months of 2003 was primarily due to an increase of real estate department expenses of approximately $1.1 million related to an increase in personnel, a $1.0 million dollar increase in salaries and benefits primarily related to compensation rates, a $700,000 increase related to additional regional directors as a result of the growth in payday cash advance centers and an increase of $600,000 in our aviation department related to the addition of a third plane. The remaining increase is primarily related to expenses incurred to support the growth in the number of payday cash advance centers. General and administrative expenses as a percentage of revenues increased to 9.5% in the first six months of 2004 from 8.9% in the first six months of 2003.

        Corporate depreciation expense.    Corporate depreciation expense in the first six months of 2004 increased $387,000, or 24.1%, to $2.0 million compared to $1.6 million in the first six months of 2003. Corporate depreciation expense was 0.9% of net revenues in the first six months of 2004 and 0.8% in the first six months of 2003.

        Options purchase expense.    Options purchase expense decreased 100% in the first six months of 2004 compared to the first six months of 2003. No employee stock options were purchased in the first six months of 2004.

        Lending bank contract termination expense.    Lending bank contract termination expense decreased 100% in the first six months of 2004 compared to the first six months of 2003. This was due to a payment in 2003 to Peoples National Bank, a former lending bank, of approximately $6.5 million to terminate two contracts to process, market and service payday cash advances on behalf of the bank in Pennsylvania and North Carolina.

        Interest expense, net.    Interest expense, net, decreased $134,000, or 1.7%, in the first six months of 2004 to $8.0 million compared to $8.1 million in the first six months of 2003. This decrease was primarily due to a $30.0 million reduction of the portion of our variable rate debt that had been converted to a fixed rate, which was higher than market rates, using an amortizing interest rate swap. This effect was partially offset by higher average amounts outstanding on our credit facility in the first six months of 2004 compared to the same period in 2003.

        Loss on disposal of property and equipment.    Loss on disposal of property and equipment decreased 31.7% in the first six months of 2004 compared to the first six months of 2003. This decrease was primarily due to our closing and relocating fewer centers in 2004 as compared to the same period in 2003.

Year Ended December 31, 2003 Compared to the Year Ended December 31, 2002

        The following table sets forth our results of operations for the year ended December 31, 2003 compared to the year ended December 31, 2002:

	Year Ended December 31,
	2002		2003
					Variance
		% Revenues		% Revenues
	Dollars		Dollars		Dollars	%
	(Dollars in thousands, except center information)
Revenues:
Fees and interest charged to customers	$298,432	83.5%	$362,262	85.3%	$63,830	21.4%
Processing, marketing and servicing fees	113,894	31.9%	127,272	29.9%	13,378	11.7%

Total revenues	412,326	115.4%	489,534	115.2%	77,208	18.7%
Provision for doubtful accounts and agency bank losses	(54,842)	-15.4%	(64,681)	-15.2%	(9,839)	17.9%

Net revenues	357,484	100.0%	424,853	100.0%	67,369	18.8%

Center Expenses:
Salaries and related payroll costs	117,036	32.8%	131,369	30.9%	14,333	12.2%
Occupancy costs	43,620	12.2%	51,798	12.2%	8,178	18.7%
Center depreciation expense	10,416	2.9%	11,603	2.7%	1,187	11.4%
Advertising expense	23,921	6.7%	23,857	5.6%	(64)	-0.3%
Other center expenses	35,078	9.8%	41,300	9.7%	6,222	17.7%

Total center expenses	230,071	64.4%	259,927	61.1%	29,856	13.0%

Center operating income	127,413	35.6%	164,926	38.9%	37,513	29.4%

Corporate and Other Expenses:
General and administrative expenses	33,578	9.4%	36,434	8.6%	2,856	8.5%
Corporate depreciation expense	2,796	0.8%	3,433	0.8%	637	22.8%
Options purchase expense	21,462	6.0%	3,547	0.8%	(17,915)	-83.5%
Lending bank contract termination expense	—	0.0%	6,525	1.5%	6,525	—
Interest expense, net	14,655	4.1%	15,897	3.7%	1,242	8.5%
Loss on disposal of property and equipment	739	0.2%	990	0.2%	251	34.0%

Total corporate and other expenses	73,230	20.5%	66,826	15.6%	(6,404)	-8.7%

Income before income taxes	54,183	15.1%	98,100	23.2%	43,917	81.1%
Income tax expense	638	0.2%	1,925	0.5%	1,287	201.7%

Net income	$53,545	14.9%	$96,175	22.7%	$42,630	79.6%

	Year Ended December 31,
	2002	2003
Center Information:
Number of centers open at beginning of period	1,558	1,741
Opened	224	330
Closed	(41)	(32)

Number of centers open at end of period	1,741	2,039

Weighted average number of centers open during the period	1,634	1,817
Number of payday cash advances provided and processed (in thousands)	8,766	10,179
Amount of average payday cash advance	$313	$321

	Year Ended December 31,
	2002		2003
					Variance
		% Net Revenues		% Net Revenues
	Dollars		Dollars		Dollars	%
	(Dollars in thousands)
Per Center (based on weighted average number of centers open during the period):
Center net revenues	$218.8	100.0%	$233.8	100.0%	$15.0	6.9%
Center expenses:
Salaries and related payroll costs	71.6	32.8%	72.3	30.9%	0.7	1.0%
Occupancy costs	26.7	12.2%	28.5	12.2%	1.8	6.7%
Center depreciation expense	6.4	2.9%	6.4	2.7%	—	0.0%
Advertising expense	14.6	6.7%	13.1	5.6%	(1.5)	-10.3%
Other center expenses	21.5	9.8%	22.7	9.7%	1.2	5.6%

Total center expenses	140.8	64.4%	143.0	61.1%	2.2	1.6%

Center operating income	$78.0	35.6%	$90.8	38.9%	$12.8	16.4%

  Revenue Analysis

        Of the $77.2 million, or 18.7%, increase in total revenues in the year ended December 31, 2003, $21.1 million, or 27.4%, came from the 1,308 payday cash advance centers opened before December 31, 2000. Revenue per mature center increased by 8.1%, from $278,200 in 2002 to $300,800 in 2003. The 759 payday cash advance centers opened after December 31, 2000 accounted for $56.1 million, or 72.6%, of the increase in total revenues from 2002 to 2003. This $56.1 million increase in revenues for centers opened after December 31, 2000 represented a 115.8% increase for the year ended December 31, 2003 compared with revenues for the same centers in 2002.

        At December 31, 2002, of our 1,741 payday cash advance centers open at that date, we operated 519 centers under the agency business model in the states of Alabama, Arkansas, Georgia, Michigan, North Carolina, Pennsylvania and Texas. During 2003, an enabling payday cash advance law was passed in Alabama and our 65 payday cash advance centers in Alabama were converted to the standard business model. At December 31, 2003, we operated 579 payday cash advance centers under the agency business model in the states of Arkansas, Georgia, Michigan, North Carolina, Pennsylvania and Texas. The 60-center increase in the number of payday cash advance centers operated under the agency business model at December 31, 2003 compared to December 31, 2002 resulted from our opening of 125 new payday cash advance centers, net of closures, under the agency business model, substantially all in Texas, less the 65 Alabama payday cash advance centers that were converted to the standard business model.

        Provision for doubtful accounts and agency bank losses increased 17.9% in 2003 compared to 2002. This increase was primarily due to the addition of new centers in 2003 compared to 2002 and the full year impact in 2003 of centers opened in 2002. Provision for doubtful accounts and agency bank losses as a percentage of revenues decreased to 15.2% in 2003 from 15.4% in 2002.

  Payday Cash Advance Center Expense Analysis

        Salaries and related payroll costs.    Salaries and related payroll costs increased 12.2% in 2003 compared to 2002. This increase was primarily due to the addition of 330 new centers in 2003 and the full year impact in 2003 of the 224 centers opened in 2002. Salaries and related payroll costs as a percentage of revenues decreased to 30.9% in 2003 from 32.8% in 2002 and salaries and related payroll costs per center increased from $71,600 in 2002 to $72,300 in 2003. We averaged approximately 2.22 and 2.14 full-time equivalent field employees, including district directors, for each center during 2003 and 2002, respectively.

        Occupancy costs.    Occupancy costs increased $8.2 million, or 18.7%, in 2003 compared to 2002. This increase was primarily due to the addition of new centers in 2003 compared to 2002 and the full year impact in 2003 of centers opened in 2002. Occupancy costs as a percentage of revenues were 12.2% in 2003 and 2002, and occupancy costs per center increased to $28,500 in 2003 compared to $26,700 in 2002. During 2003, the average increase in rent over the prior rent for the leases we renewed was approximately 6.6%.

        Center depreciation expense.    Center depreciation expense increased $1.2 million, or 11.4%, in 2003 compared to 2002. This increase was primarily due to the addition of new centers in 2003 compared to 2002 and the full year impact in 2003 of centers opened in 2002. Center depreciation expense as a percentage of net revenues decreased to 2.7% in 2003 from 2.9% in 2002 and center depreciation expense per center was $6,400 in 2003 and 2002.

        Advertising expense.    Advertising expense decreased 0.3% in 2003 compared to 2002, primarily as a result of a special broadcast and direct mail campaign during the fourth quarter of 2002 that was not repeated during 2003. Advertising expense as a percentage of revenues decreased to 5.6% in 2003 from 6.7% in 2002 and advertising expense per center was $13,100 in 2003, compared to $14,600 in 2002.

        Other center expenses.    Other center expenses increased $6.2 million, or 17.7%, in 2003 compared to 2002. This increase was primarily due to the addition of new centers in 2003 compared to 2002 and the full year impact in 2003 of centers opened in 2002. Other center expenses as a percentage of revenues decreased from 9.8% in 2002 to 9.7% in 2003, and other center expenses per center increased to $22,700 in 2003 compared to $21,500 in 2002.

        Substantially all of the increase in expense in 2003 compared to 2002 related to the costs associated with the addition of 330 new centers in 2003 compared to 2002 and the full year impact in 2003 of the 224 centers opened during 2002. The decrease in expenses as a percentage of revenues in 2003 compared to 2002 was primarily a result of our efforts to control costs.

  Corporate and Other Expense Analysis

        General and administrative expenses.    General and administrative expenses increased $2.9 million, or 8.5%, in 2003 compared to 2002. This increase in 2003 compared to 2002 was primarily due to a $1.0 million increase related to the addition of professional positions in our real estate department, a $700,000 increase related to additional regional directors that were needed due to the increase in the total number of payday cash advance centers and an $800,000 increase in insurance costs due to the growth in centers. The remaining increase was primarily related to expenses incurred to support the growth in the number of payday cash advance centers. General and administrative expenses as a percentage of revenues decreased to 8.6% in 2003 from 9.4% in 2002.

        Corporate depreciation expense.    Corporate depreciation expense for 2003 increased $637,000 or 22.8% to $3.4 million compared to $2.8 million in 2002. Corporate depreciation expense was 0.8% of net revenues in 2003 and 2002.

        Options purchase expense.    Options purchase expense decreased $17.9 million, from $21.5 million in 2002 compared to $3.5 million in 2003. In 2002, we purchased substantially all of the employee stock options.

        Lending bank contract termination expense.    Lending bank contract termination expense was approximately $6.5 million in 2003. There was no such expense in 2002. This was due to a payment in 2003 to Peoples National Bank, a former lending bank, to terminate two contracts that required us to process, market and service payday cash advances on behalf of the bank in Pennsylvania and North Carolina.

        Interest expense, net.    Interest expense, net, increased 8.5% in 2003 compared to 2002. This increase was primarily due to higher average amounts outstanding on our credit facility in 2003 compared to 2002 due to a higher average advances and fees receivable balance in 2003 compared to 2002. The increase was also due to the refinancing of our debt resulting in an increase in the interest rate on $49.8 million of our subordinated debt from 10.0% to 13.0% and an increase in the interest rate on the notes payable to stockholders from 8.25% to 13.0%. These effects were partially offset by a $30.0 million reduction in the portion of our variable rate debt that had been converted to a fixed rate, which was higher than market rates, using an amortizing interest rate swap. These effects were also partially offset by a general decrease in market interest rates in 2003.

        Loss on disposal of property and equipment.    Loss on disposal of property and equipment increased 34.0% in 2003 compared to 2002. This increase was primarily due to an increase in the number of centers remodeled in 2003 and the disposal of a tax refund system. This number was offset by fewer closed centers in 2003.

Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001

        The following table sets forth our results of operations for the year ended December 31, 2002 compared to the year ended December 31, 2001:

	Year Ended December 31,
	2001		2002
					Variance
		% Revenues		% Revenues
	Dollars		Dollars		Dollars	%
	(Dollars in thousands, except center information)
Revenues:
Fees and interest charged to customers	$307,894	96.7%	$298,432	83.5%	$(9,462)	-3.1%
Processing, marketing and servicing fees	66,666	20.9%	113,894	31.9%	47,228	70.8%

Total revenues	374,560	117.6%	412,326	115.4%	37,776	10.1%
Provision for doubtful accounts and agency bank losses	(55,978)	-17.6%	(54,842)	-15.4%	1,136	-2.0%

Net revenues	318,582	100.0%	357,484	100.0%	38,902	12.2%
Center Expenses:
Salaries and related payroll costs	97,490	30.6%	117,036	32.8%	19,546	20.0%
Occupancy costs	36,369	11.4%	43,620	12.2%	7,251	19.9%
Center depreciation expense	8,619	2.7%	10,416	2.9%	1,797	20.8%
Advertising expense	17,828	5.6%	23,921	6.7%	6,093	34.2%
Other center expenses	32,520	10.2%	35,078	9.8%	2,558	7.9%

Total center expenses	192,826	60.5%	230,071	64.4%	37,245	19.3%

Center operating income	125,756	39.5%	127,413	35.6%	1,657	1.3%

Corporate and Other Expenses:
General and administrative expenses	36,598	11.5%	33,578	9.4%	(3,020)	-8.3%
Corporate depreciation expense	2,256	0.7%	2,796	0.8%	540	23.9%
Amortization expense	9,796	3.1%	—	0.0%	(9,796)	-100.0%
Options purchase expense	—	0.0%	21,462	6.0%	21,462	—
Interest expense, net	15,419	4.8%	14,655	4.1%	(764)	-5.0%
Loss on disposal of property and equipment	1,632	0.5%	739	0.2%	(893)	-54.7%

Total corporate and other expenses	65,701	20.6%	73,230	20.5%	7,529	11.5%

Income before income taxes	60,055	18.9%	54,183	15.1%	(5,872)	-9.8%
Income tax expense	22,779	7.2%	638	0.2%	(22,141)	-97.2%

Net income	$37,276	11.7%	$53,545	14.9%	$16,269	43.6%

	Year Ended December 31,
	2001	2002
Center Information:
Number of centers open at beginning of period	1,367	1,558
Opened	214	224
Closed	(23)	(41)

Number of centers open at end of period	1,558	1,741

Weighted average number of centers open during the period	1,396	1,634
Number of payday cash advances provided and processed (in thousands)	8,513	8,766
Amount of average payday cash advance	$300	$313

	Year Ended December 31,
	2001		2002
					Variance
		% Net Revenues		% Net Revenues
	Dollars		Dollars		Dollars	%
	(Dollars in thousands)
Per Center (based on weighted average number of centers open during the period):
Center net revenues	$228.2	100.0%	$218.8	100.0%	$(9.4)	-4.1%
Center expenses:
Salaries and related payroll costs	69.8	30.6%	71.6	32.8%	1.8	2.6%
Occupancy costs	26.1	11.4%	26.7	12.2%	0.6	2.3%
Center depreciation expense	6.2	2.7%	6.4	2.9%	0.2	3.2%
Advertising expense	12.8	5.6%	14.6	6.7%	1.8	14.1%
Other center expenses	23.3	10.2%	21.5	9.8%	(1.8)	-7.7%

Total center expenses	138.2	60.5%	140.8	64.4%	2.6	1.9%

Center operating income	$90.0	39.5%	$78.0	35.6	$(12.0)	-13.3%

  Revenue Analysis

        Of the $37.8 million, or 10.1%, increase in total revenues in the year ended December 31, 2002, revenue for the 1,193 payday cash advance centers opened before December 31, 1999 decreased $10.5 million. Revenue per mature center (centers open for at least 24 months at the beginning of the relevant period) decreased by 4.9%, from $295,800 in 2001 to $281,400 in 2002. The 524 payday cash advance centers opened after December 31, 1999 accounted for $48.2 million, or 127.7%, of the increase in total revenues from 2001 to 2002. This $48.2 million increase in revenues for centers opened after December 31, 1999 represented a 222.7% increase for the year ended December 31, 2002 compared with revenues for the same centers in 2001.

        At December 31, 2001, of our 1,558 payday cash advance centers open at that date, we operated 524 centers under the agency business model in the states of Alabama, Arkansas, Georgia, Michigan, North Carolina, Pennsylvania and Texas, Indiana and Virginia. During 2002, enabling payday cash advance laws were passed in Virginia and Indiana and our 56 Virginia centers and our 77 Indiana centers were converted to the standard business model. At December 31, 2002, we operated 519 payday cash advance centers under the agency business model in the states of Arkansas, Georgia, Michigan, North Carolina, Pennsylvania and Texas. The five center decrease in the number of payday cash advance centers operated under the agency business model as of December 31, 2002 compared to December 31, 2001 resulted from our opening of 128 new payday cash advance centers, net of closures, under the agency business model, less the 133 Virginia and Indiana payday cash advance centers that were converted to the standard business model.

        Provision for doubtful accounts and agency bank losses decreased $1.1 million, or 2.0%, in 2002 compared to 2001. Provision for doubtful accounts and agency bank losses as a percentage of revenues decreased to 15.4% in 2002 from 17.6% in 2001. During the year ended December 31, 2001, regulatory changes in three states resulted in changes in the requirements to qualify for an advance, limitations on the number of transactions and/or limitations on fees and/or interest charged, resulting in center closings and the disqualification of a number of customers. Disqualifying a previously qualified customer will generally lead to higher losses, and because substantially all of our collection activity is local, closing a center and terminating the personnel responsible for collections results in higher losses. This decrease was partially offset due to the addition of new centers in 2002 compared to 2001 and the full-year impact in 2002 of centers opened in 2001.

  Payday Cash Advance Center Expense Analysis

        Salaries and related payroll costs.    Salaries and related payroll costs increased 20.0% in 2002 compared to 2001. This increase was primarily due to the addition of 224 new centers in 2002 and the full year impact in 2002 of the 214 centers opened in 2001. In addition to the volume increases attributable to additional centers, medical costs increased $3.1 million, or 45.9%, and workers' compensation increased $2.5 million, or 361.9%. These increases are principally due to higher claims in 2002. Salaries and related payroll costs as a percentage of revenues increased to 32.8% in 2002 from 30.6% in 2001 and salaries and related payroll costs per center increased from $69,800 in 2001 to $71,600 in 2002. We averaged approximately 2.14 and 2.25 full-time equivalent field employees, including district directors, for each center during 2002 and 2001, respectively.

        Occupancy costs.    Occupancy costs increased $7.3 million, or 19.9%, in 2002 compared to 2001. This increase was primarily due to the addition of new centers in 2002 compared to 2001 and the full year impact in 2002 of centers opened in 2001. Occupancy costs as a percentage of revenues increased to 12.2% in 2002 from 11.4% in 2001 and occupancy costs per center increased to $26,700 in 2002 compared to $26,100 in 2001. During 2002, the average increase in rent over the prior rent for the leases we renewed was approximately 5.0%.

        Center depreciation expense.    Center depreciation expense increased $1.8 million, or 20.8%, in 2002 compared to 2001. Center depreciation expense as a percentage of revenues increased to 2.9% in 2002 from 2.7% in 2001, and center depreciation expense per center was $6,400 in 2002, compared to $6,200 in 2001.

        Advertising expense.    Advertising expense increased 34.2% in 2002 compared to 2001. This increase was primarily due to the addition of new centers in 2002 compared to 2001, the full year impact in 2002 of centers opened in 2001 and a special broadcast and direct mail advertising campaign during the fourth quarter of 2002. Advertising expense as a percentage of revenues increased to 6.7% in 2002 from 5.6% in 2001 and advertising expense per center was $14,600 in 2002, compared to $12,800 in 2001.

        Other center expenses.    Other center expenses increased $2.6 million, or 7.9%, in 2002 compared to 2001. This increase was primarily due to the addition of new centers in 2002 compared to 2001 and the full year impact in 2002 of centers opened in 2002. Other center expenses as a percentage of revenues decreased to 9.8% in 2002 from 10.2% in 2001, and other center expenses per center decreased to $21,500 in 2002 compared to $23,300 in 2001.

        Substantially all of the increase in expense in 2002 compared to 2001 related to the costs associated with the addition of 224 new centers in 2002 and the full year impact in 2002 of the 214 centers opened during 2001.

  Corporate and Other Expense Analysis

        General and administrative expenses. General and administrative expenses decreased $3.0 million, or 8.3%, in 2002 compared to 2001. This decrease in 2002 compared to 2001 was principally due to a $2.6 million decrease in legal fees. Legal fees in 2001 were higher due to the resolution of lawsuits that were assumed with the purchase of the National Cash Advance group of affiliated companies in 1999. The remaining increase was primarily related to expenses incurred to support the growth in the number of payday cash advance centers. General and administrative expenses as a percentage of revenues decreased to 9.4% in 2002 from 11.5% in 2001.

        Corporate depreciation expense.    Corporate depreciation expense for 2002 increased $540,000, or 23.9%, to $2.8 million compared to $2.3 million in 2001. Corporate depreciation expense increased to 0.8% of net revenues in 2002 compared to 0.7% in 2001.

        Amortization Expense.    We had no amortization expense in 2002 because we adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," effective January 1, 2002 and stopped amortizing goodwill effective January 1, 2002 in accordance with this standard. As required by SFAS 142, we perform annual impairment tests of our recorded goodwill. Our 2002 test indicated no impairment of our recorded goodwill.

        Options purchase expense.    The options purchase expense was approximately $21.5 million in 2002. There was no such expense in 2001. This is due to our purchase in 2002 of substantially all of the employee stock options.

        Interest expense, net.    Interest expense, net, decreased 5.0% in 2002 compared to 2001. This decrease was due to a reduction in the amount of our variable rate debt that had been converted to a fixed rate, which was higher than market rates, using an amortizing interest rate swap that was entered into in May 2001. Also, there was a general decrease in market interest rates in 2002.

        Loss on disposal of property and equipment.    Loss on disposal of property and equipment decreased 54.7% in 2002 compared to 2001. This decrease was primarily due to the disposal of assets in 2001 related to the relocation of our corporate headquarters.

Liquidity and Capital Resources

        The following table presents a summary of cash flows for the three years ended December 31, 2003 and the six months ended June 30, 2003 and 2004:

	Year ended December 31,			Six months ended June 30,
	2001	2002	2003	2003	2004
	(Dollars in thousands)
Cash flows provided by (used for):
Operating activities	$119,760	$123,531	$175,292	$67,622	$83,026
Investing activities	(59,883)	(88,673)	(104,938)	(21,679)	(51,406)
Financing activities	(59,395)	(46,235)	(66,545)	(47,177)	(35,577)

Net increase (decrease) in cash and cash equivalents	482	(11,377)	3,809	(1,234)	(3,957)
Cash and cash equivalents, beginning of period	17,570	18,052	6,675	6,675	10,484

Cash and cash equivalents, end of period	$18,052	$6,675	$10,484	$5,441	$6,527

        Our principal sources of cash are from operations and from borrowings under our credit facility. We anticipate that our primary uses of cash will be to provide working capital, finance capital expenditures, meet debt service requirements, fund payday cash advances under the standard business model and finance payday cash advance center growth.

        We borrow under our credit facility daily to fund our payday cash advances and other working capital needs. Our day-to-day balances under our credit facility, as well as our cash balances, vary because of seasonal and day-to-day requirements resulting from making and collecting payday cash advances. For example, if a month ends on a payday, our borrowings and our cash balances will be high compared to a month that does not end on a payday, because a substantial portion of the payday cash advances will be repaid in cash on that day but sufficient time will not yet have passed for the cash to reduce the outstanding borrowings under our credit facility. Our borrowings under our credit facility will also increase as the demand for payday cash advances increases during our peak periods such as the back-to-school and holiday seasons. Conversely, our borrowings typically decrease during the tax refund season when cash receipts from customers peaks. As of December 31, 2003, cash and cash equivalents were $10.5 million, compared to $6.7 million as of December 31, 2002, an increase of $3.8 million.

        We believe that our available cash, our anticipated cash flows from operations and our credit facility will allow us to fund our liquidity and capital expenditure requirements for the foreseeable future. Although our credit facility places restrictions on our capital expenditures and acquisitions, we believe that these restrictions do not prohibit us from pursuing our growth strategy as currently planned.

  Cash Flows from Operating Activities

        Net cash provided by operating activities increased $15.4 million, or 22.8%, to $83.0 million for the six months ended June 30, 2004 compared to the same period in 2003. The $15.4 million increase in the first half of 2004 was primarily due to a $467,000 increase in net income, a $1.2 million increase in depreciation, a $9.3 million increase in the provision for doubtful accounts and agency bank losses and a $3.1 million increase from changes in operating assets and liabilities, in each case in the six months ended June 30, 2004 compared to the comparable period in 2003. Changes in other current assets decreased $1.7 million primarily due to the timing of the payment of payday cash advance center rents (July rent was paid before the end of June in 2003 and was paid after June 30 in 2004), a $1.6 million increase from changes in income taxes payable and a $700,000 decrease from changes in accounts payable and accrued liabilities.

        Net cash provided by operating activities increased $51.8 million, or 41.9%, to $175.3 million for the year ended December 31, 2003 compared to $123.5 million for 2002. The $51.8 million increase was primarily due to a $42.6 million, or 79.6%, increase in 2003 net income compared to 2002, and a $9.8 million increase in the provision for doubtful accounts and agency bank losses.

  Cash Flows from Investing Activities

        Net cash used in investing activities increased $29.7 million, or 137.1%, to $51.4 million for the six months ended June 30, 2004 compared to $21.7 million for the same period in 2003. Net cash invested in advances and fees receivable, net increased $19.3 million, or 117.8%, to $35.7 million for the six months ended June 30, 2004 compared to $16.4 million for the same period in 2003. Purchases of property and equipment, related principally to opening new and remodeling existing payday cash advance centers and purchases of computer hardware and software, increased $8.0 million, or 103.6%, to $15.7 million for the six months ended June 30, 2004 compared to $7.7 million for the comparable period in 2003.

        Net cash used in investing activities increased $16.3 million, or 18.3%, to $104.9 million for the year ended December 31, 2003 compared to $88.7 million for 2002. The increase was primarily due to an increase in advances and fees receivable and property and equipment. Net cash invested in advances and fees receivable increased $7.9 million, or 10.1%, to $85.9 million in 2003 compared to $78.1 million in 2002. Purchases of property and equipment, related principally to opening new and remodeling existing payday cash advance centers and purchases of computer hardware and software, increased $10.2 million to $21.4 million in 2003 compared to $11.3 million in 2002.

        Purchases of property and equipment were $15.7 million in the six months ended June 30, 2004 and were $21.5 million in 2003, $11.3 million in 2002 and $20.2 million in 2001. We anticipate purchases of property and equipment will be approximately $25.0 million to $30.0 million in each of the years ended December 31, 2004 and December 31, 2005.

  Cash Flows from Financing Activities

        Net cash used in financing activities decreased $11.6 million, or 24.6%, to $35.6 million for the six months ended June 30, 2004 compared to $47.2 million for the same period in 2003. The decrease was due to (1) a $16.3 million decrease in dividends paid to our existing stockholders, from $38.1 million in the six months ended June 30, 2003 to $21.8 million in the six months ended June 30, 2004 and (2) $2.3 million in repayments under our credit facility. This was partially offset by the issuance of $7.0 million in notes payable to stockholders.

        Net cash used in financing activities increased $20.3 million, or 43.9%, to $66.5 million for the year ended December 31, 2003 compared to $46.2 million for 2002. The increase was primarily due to an increase in dividends of $61.5 million in 2003 offset by a net decrease in payments under our credit facility of $22.6 million, the issuance of $7.0 million of notes payable to stockholders and $10.9 million of stock repurchase subordinated debt.

        In connection with the revocation of our S corporation status, we intend to make one or more distributions to our stockholders in an amount sufficient to enable the stockholders to pay any income tax due on the taxable income earned while we were an S corporation. We estimate these distributions will aggregate approximately $9.0 million.

Opening New Payday Cash Advance Centers

        As part of our growth strategy, we intend to open new payday cash advance centers in existing and new markets. During the first six months of 2004, we opened 259 new payday cash advance centers and we anticipate opening approximately 150 additional payday cash advance centers by the end of 2004.

        The capital cost of opening a new payday cash advance center varies depending on the size and type of payday cash advance center, but typically averages approximately $37,000. This capital cost includes leasehold improvements, signage, fixtures, furniture, computer equipment and a security system. In addition, the typical payday cash advance center that has been operating for at least 24 months (which we refer to as a mature payday cash advance center) under the standard business model requires average working capital of approximately $93,000 to fund operating cash and the payday cash advance center's payday cash advance portfolio.

        It typically takes approximately nine months for one of our payday cash advance centers to generate sufficient revenues to cover the center's expenses not including corporate overhead. Cumulative losses during the first nine months average approximately $44,000 per payday cash advance center.

        For the six months ended June 30, 2004, we spent $15.7 million on capital expenditures. We anticipate spending between $7.5 million and $10.0 million on capital expenditures in the second half of 2004, including approximately $6.0 million in expenditures for the approximately 150 new payday cash advance centers that we expect to open during that period.

Off-Balance Sheet Arrangements with the Lending Banks

        Through 521 of our payday cash advance centers located in five states, we serve as processing, marketing and servicing agent for payday cash advances offered, made and funded by four FDIC insured, state-chartered banks. Under processing, marketing and servicing agreements with these lending banks, we are compensated by the lending banks for processing, marketing and servicing the payday cash advances the lending banks make to their customers. Approximately 27.5% of our net revenues in the first half of 2004 and approximately 29.9% of our net revenues in the year ended December 31, 2003, were derived from processing, marketing and servicing fees paid to us by these lending banks. As of June 30, 2004, BankWest was offering its payday cash advances in 101 of our payday cash advance centers in Pennsylvania, First Fidelity Bank was offering its payday cash advances in 87 of our payday cash advance centers in Michigan, Republic Bank & Trust Company was offering its payday cash advances in 303 of our payday cash advance centers in North Carolina and Texas and Venture Bank was offering its payday cash advances in 30 of our payday cash advance centers in Arkansas. In addition, BankWest offered its payday cash advances in our 89 Georgia centers before we suspended our Georgia operations in May 2004. Of our total revenues for the six months ended June 30, 2004, approximately $27.1 million, or 10.5%, were derived from processing, marketing and servicing fees paid to us by BankWest, approximately $8.6 million, or

3.3%, were derived from processing, marketing and servicing fees paid to us by First Fidelity Bank, approximately $23.8 million, or 9.2%, were derived from processing, marketing and servicing fees paid to us by Republic Bank & Trust Company and approximately $3.4 million, or 1.3%, were derived from processing, marketing and servicing fees paid to us by Venture Bank. Of our total revenues for the year ended December 31, 2003, approximately $54.4 million, or 11.1%, were derived from processing, marketing and servicing fees paid to us by BankWest, approximately $13.6 million, or 2.8%, were derived from processing, marketing and servicing fees paid to us by First Fidelity Bank, approximately $31.4 million, or 6.4%, were derived from processing, marketing and servicing fees paid to us by Republic Bank & Trust Company and approximately $13.5 million, or 2.8%, were derived from processing, marketing and servicing fees paid to us by Venture Bank. In addition, Peoples National Bank offered its payday cash advances in our North Carolina centers through February 2003, and in our Pennsylvania centers through March 2003, and we derived $14.4 million, or 2.9%, of our 2003 total revenues from this relationship.

        Although we process, market and service payday cash advances offered, made and funded by the lending banks under the agency business model, each lending bank is responsible for evaluating each of its customers' applications and determining whether the payday cash advance is approved. The lending banks for whom we act as agent utilize an automated third-party credit scoring system to evaluate and approve each customer application. We are not involved in the lending banks' payday cash advance approval process, are not involved in determining the approval procedures or criteria of the lending banks and do not fund or acquire any payday cash advances from the lending banks. The payday cash advances are repayable solely to the lending banks and are assets of the lending banks. Consequently, the lending banks' payday cash advances are not included in our payday cash advance portfolio nor are they reflected on our balance sheet within our advances and fees receivable, net. Under our processing, marketing and servicing agreements with the lending banks, the lending banks are only contractually obligated for the losses on payday cash advances in an amount established as a percentage of the fees and/or interest charged by the banks to their customers on their payday cash advances. Depending upon the lending bank, this percentage ranges from 8.0% to 20.0%. As a result, if a lending bank's payday cash advances are not collected, we could be obligated to pay the lending bank the outstanding amount of the advances plus its fees and/or interest receivable on the advances, less its contractually obligated portion of the losses. As of June 30, 2004, our contingent liability to each of the lending banks amounted to $17.6 million to BankWest, $7.7 million to First Fidelity Bank, $22.2 million to Republic Bank & Trust Company and $3.7 million to Venture Bank. This contingent liability to the lending banks was not included on our balance sheet. We could also be obligated to pay this amount to the lending banks if, as a result of a change in law, regulation or otherwise, the lending banks' payday cash advances were to become uncollectible.

        Because of our economic exposure for excess bank losses related to the lending banks' payday cash advances, we have established a payable, called accrual for excess bank losses, to reflect our anticipated losses related to uncollected lending bank payday cash advances. The accrual for excess bank losses that was reported in our accrued liabilities in our balance sheet was $4.0 million as of June 30, 2004. The accrual for excess bank losses has been established on a basis similar to the allowance for doubtful accounts for the standard business model payday cash advances. We cannot assure you, however, that our estimates will be accurate, and if the lending banks' payday cash advance losses are materially greater than our accrual for excess bank losses, our business, results of operations and financial condition could be materially adversely affected.

Certain Contractual Cash Commitments

        Our principal future contractual obligations and commitments as of June 30, 2004, excluding periodic interest payments, included the following:

		Payment due by period
Contractual Cash Obligations	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
		(Dollars in thousands)
Long-term debt obligations:
Credit facility(1)	$115,000	$—	$—	$—	$115,000
National Cash Advance subordinated debt	42,242	11,578	—	30,664	—
Stock repurchase subordinated debt	22,989	3,832	—	19,157	—
Notes payable to stockholders	18,558	—	—	18,558	—
Mortgage payable	6,676	320	714	826	4,816
Operating lease obligations(2)	115,042	46,213	57,454	11,263	112
Purchase obligations	1,107	1,107	—	—	—

Total	$321,614	$63,050	$58,168	$80,468	$119,928

(1)
Gives effect to the amendment and restatement of our credit facility on July 16, 2004.
(2)
Includes leases for aircraft, aircraft hangar space, payday cash advance centers, security equipment and fax equipment.

  Long-Term Debt Obligations

        National Cash Advance subordinated debt.    In 1999, we issued $53.8 million aggregate principal amount of subordinated debt in connection with our acquisition of the National Cash Advance group of affiliated companies. In May 2001, we repaid $11.6 million aggregate principal amount of this debt. This debt is unsecured and is subordinate to our credit facility. $30.7 million aggregate principal amount of this debt matures on October 15, 2007 and bears interest at an annual interest rate of 13.0%. The remaining $11.6 million aggregate principal amount of this debt matures on October 15, 2004 and bears interest at an annual interest rate of 10.0%. The proceeds to us from this offering will be used to retire all of the National Cash Advance subordinated debt.

        Stock repurchase subordinated debt.    In December 2000, we issued $2.5 million aggregate principal amount of subordinated debt to a former employee in connection with our repurchase from him of some of our common stock issued as part of our acquisition of the National Cash Advance group of affiliated companies. In January 2002, we issued $16.7 million aggregate principal amount of subordinated debt to the founders of National Cash Advance in connection with our repurchase from them of some of our common stock issued as part of our acquisition of the National Cash Advance group of affiliated companies. Further, in September 2001, in connection with our conversion to a Subchapter S corporation, we issued $3.8 million aggregate principal amount of subordinated debt to repurchase some of our common stock issued as part of our acquisition of the National Cash Advance group of affiliated companies. This debt is unsecured and is subordinate to our credit facility. $16.4 million aggregate principal amount of this debt matures on October 15, 2007 and bears interest at an annual interest rate of 13.0%. $3.8 million aggregate principal amount of this debt matures on October 15, 2004 and bears interest at an annual interest rate of 10.0%. The remaining $2.8 million aggregate principal amount of this debt is payable upon settlement of certain liabilities retained by the sellers of the National Cash Advance group of affiliated companies and bears interest at an annual rate of 13.0%. The proceeds to us from this offering will be used to retire all of the stock repurchase subordinated debt.

        Notes payable to stockholders.    Since our inception, on several occasions, we issued notes to our stockholders, which had an aggregate principal amount of $18.6 million as of June 30, 2004. These notes are unsecured and are subordinate to our credit facility and to the National Cash Advance subordinated debt. These notes mature on October 15, 2007 and bear interest at an annual interest rate of 13%. The proceeds to us from this offering will be used to retire all of the notes payable to stockholders.

        Our credit facility.    As of June 30, 2004, we had $115.0 million outstanding on the revolving portion of our prior credit facility and $4.7 million of letters of credit outstanding, leaving $30.3 million available for future borrowings under our prior credit facility.

        We had the following letters of credit outstanding as of June 30, 2004 under our prior credit facility:

Purpose of Letter of Credit	Amount
Workers' compensation and general liability insurance	$4,525,000
State of Kentucky Department of Financial Institutions, licensing requirement	200,000

Total	$4,725,000

        Our prior credit facility, dated September 30, 2002, provided a $150.0 million revolving credit line, which amount included the issuance of up to $10.0 million in letters of credit. Our prior credit facility was amended on September 30, 2003 to permit the payment of a $30.0 million cash dividend to our stockholders and to extend its maturity to September 30, 2006. The weighted average interest rate for our prior credit facility was 4.18% and 5.60% at December 31, 2003 and 2002, respectively.

        In order to limit our exposure to interest rate fluctuations, in May 2001 we entered into an interest rate swap agreement with National City Bank that converted a portion of our variable rate debt outstanding under our prior credit facility to a fixed rate of 4.78% plus a margin. The swap notional amount amortized by $2.5 million per month and matured on May 7, 2004. Under the interest rate swap agreement, we were exposed to losses in the event of nonperformance by the counterparty.

        On July 16, 2004, we entered into an amendment and restatement of our prior credit facility with a syndicate of banks. As amended and restated, our credit facility provides us with a $265.0 million revolving line of credit, which amount includes the ability to issue up to $20.0 million in letters of credit. Our credit facility matures on July 16, 2009. We have the option to (i) increase our credit facility by an additional $10.0 million and (ii) extend its maturity date to July 16, 2010, in each case upon our satisfaction of certain covenants and conditions. As of August 11, 2004, we had approximately $165.0 million outstanding on the revolving portion of our credit facility and approximately $4.7 million of letters of credit outstanding, leaving approximately $95.3 million available for future borrowings.

        In general, our borrowings under the credit facility bear interest, at our option, at either a base rate plus an applicable margin or a LIBOR-based rate plus an applicable margin. The base rate equals the greater of (i) the prime rate announced by Bank of America, the administrative agent under the credit facility, and (ii) the sum of the federal funds rate plus 0.50%. The applicable margin is determined each quarter by a pricing grid based on our senior leverage ratio of our consolidated senior debt to consolidated EBITDA. The base rate applicable margin ranges from 0.75% to 1.50% based upon our senior leverage ratio. The LIBOR-based applicable margin ranges from 2.50% to 3.25% based upon our senior leverage ratio. As of June 30, 2004, the applicable margin for the prime-based rate was 0.75% and the applicable margin for the LIBOR-based rate was 2.5%.

        Our obligations under the credit facility are guaranteed by each of our subsidiaries. Our borrowings under the credit facility are secured by substantially all of our assets and the assets of our subsidiaries. In addition, our borrowings under the credit facility are secured by a pledge of all of the capital stock, or similar equity interests, of our subsidiaries. Our credit facility contains various financial covenants that require, among other things, the maintenance of a minimum net worth and leverage and fixed charge coverage ratios. The credit facility contains customary covenants and events of default, including covenants that restrict our ability to encumber assets and to create indebtedness. See "Description of Certain Indebtedness—Credit Facility" for further detail regarding our credit facility.

  Mortgage Payable

        Our corporate headquarters building was constructed and financed through a special purpose entity (SPE) in 2001, which is controlled and owned by our Chairman and certain of our stockholders. We have no ownership interest in the SPE; however, the SPE was consolidated under prior accounting literature and continues to be consolidated in accordance with Financial Accounting Standards Board (FASB) Financial Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities. The SPE owns our headquarters building and related land subject to a mortgage. The mortgage is payable to an insurance company and is secured by our corporate headquarters building and related land. The mortgage is payable in 180 monthly installments of approximately $66,400, including principal and interest, and bears interest at a fixed rate of 7.30% over its term. The mortgage matures on June 10, 2017. The carrying amount of our corporate headquarters building was approximately $6.2 million at December 31, 2002, $5.9 million at December 31, 2003, $6.0 million at June 30, 2003 and $5.8 million at June 30, 2004. See "Certain Relationships and Related Party Transactions."

  Operating Lease Obligations

        We lease all of our payday cash advance centers from third-party lessors under operating leases. These leases typically have initial terms of three years and may contain provisions for renewal options, additional rental charges based on revenue and payment of real estate taxes and common area charges. In addition, we lease aircraft and aircraft hangar space and have certain other leases for security and office equipment. The lessors under some of these aircraft operating leases are certain of our stockholders and companies controlled by them. Simultaneously with the closing of this offering, we intend to terminate certain of these aircraft leases and purchase certain of the aircraft leased thereunder. See "Certain Relationships and Related Party Transactions."

  Purchase Obligations

        We enter into agreements with vendors to purchase furniture, fixtures and other items used to open new payday cash advance centers. These purchase commitments typically extend for a period of two to three months after the opening of a new payday cash advance center. As of June 30, 2004, our purchase obligations totaled approximately $1.1 million.

Critical Estimates, Uncertainties or Assessments in the Financial Statements

        The preparation of our financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In applying the accounting principles, we must often make individual estimates and assumptions regarding expected outcomes or uncertainties. As might be expected, the actual results or outcomes are generally different than the estimated or assumed amounts. These differences are usually minor and are included in our consolidated financial statements as soon as they are known. Estimates, judgments and assumptions are continually evaluated based on available information and experience. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

        Actual results related to the estimates and assumptions made in preparing our consolidated financial statements will emerge over periods of time, such as estimates and assumptions underlying the determination of allowance for doubtful accounts. These estimates and assumptions are monitored and periodically adjusted as circumstances warrant. These amounts may be adjusted based on higher or lower actual loss experience. Although there is greater risk with respect to the accuracy of these estimates and assumptions because of the period over which actual results may emerge, such risk is mitigated by the ability to make changes to these estimates and assumptions over the same period.

        We periodically review the carrying value of goodwill and other intangible assets when events and circumstances warrant such a review. One of the methods used for this review is performed using estimates of future cash flows. If the carrying value of goodwill or other intangible assets is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the goodwill or intangible assets exceeds its fair value. We believe that the estimates of future cash flows and fair value are reasonable. Changes in estimates of those cash flows and fair value, however, could affect the evaluation.

Impact of Inflation

        We believe our results of operations are not dependent upon the levels of inflation.

Impact of New Accounting Pronouncements

        In May 2003, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. The adoption of SFAS No. 150 did not have a material effect on our financial position or results of operations.

        In November 2002, the FASB issued Financial Interpretation No. 45 (FIN 45), Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires a guarantor to include disclosure of certain obligations, and if applicable, at the inception of the guarantee, recognize a liability for the fair value of other certain obligations undertaken in issuing a guarantee. The recognition requirement is effective for guarantees issued or modified after December 31, 2002. We adopted the recognition requirements of FIN 45 on January 1, 2003 and the adoption did not have a significant impact on our financial statements.

        In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123, Accounting for Stock-Based Compensation. This Statement amended SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amended the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for annual periods ending after December 15, 2002 and interim periods beginning after December 15, 2002. We adopted the disclosure provisions of SFAS No. 148 beginning with the year ended December 31, 2002.

        In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities. Many variable interest entities (VIE) have commonly been referred to as special-purpose entities or off-balance sheet structures. FIN 46 requires a VIE to be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE's activities or entitled to receive a majority of the entity's residential returns or both. The consolidation requirements of FIN 46 apply immediately to VIEs created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Our corporate headquarters were constructed and financed through a SPE in 2001, which is controlled and owned by our Chairman and certain of our stockholders. We have no ownership interest in the SPE; however, the corporate headquarters was consolidated under prior accounting literature and continues to be consolidated in accordance with FIN 46. The adoption of FIN 46 did not have a significant impact on our financial statements.

Qualitative and Quantitative Disclosures about Market Risk

        We have no market-risk-sensitive instruments entered into for trading purposes, as defined by GAAP.

  Interest Rate Risk

        We are exposed to interest rate risk on our credit facility. We may from time to time enter into interest rate swaps, collars or similar instruments with the objective of reducing our volatility in borrowing costs. As of December 31, 2003, we had one interest rate swap outstanding with notional amount of $12.5 million, which converted a portion of our variable debt to a fixed rate of 4.78% plus a margin. We had no derivative financial instruments outstanding as of June 30, 2004.

        Our variable interest expense is sensitive to changes in the general level of interest rates. At December 31, 2003, the weighted average interest rate on our $128.6 million of variable interest debt was approximately 4.2%. The weighted average interest rate on our $115.0 million of variable interest debt as of June 30, 2004 was approximately 3.8%.

        We had total interest expense of $16.0 million for the year ended December 31, 2003 and $8.0 million in the six months ended June 30, 2004. The estimated increase in interest expense from a hypothetical 200 basis-point adverse change in applicable variable interest rates would have been approximately $1.7 million in 2003 and $1.0 million for the six-month period ended June 30, 2004.

  Credit Risk

        Under the agency business model, all charges of fees and/or interest paid by a lending bank's customers are deposited directly to the lending bank's bank account. We invoice the bank for the processing, marketing and servicing fees payable to us by such bank. In addition, lending banks are responsible for making payments to us if actual payday cash advances losses are less than the payday cash advance losses retained by the lending banks. We are subject to the risk that the lending banks will fail to pay all or a portion of the amounts due to us or that they will fail to pay us on a timely basis. Any such failure could have a material adverse effect on our business, results of operations and financial condition.

BUSINESS

Overview

        We are the largest provider of payday cash advance services in the United States, with 2,208 payday cash advance centers in 34 states as of June 30, 2004. Payday cash advances are small-denomination, short-term, unsecured advances that typically are due on the customer's next payday. We provide these services primarily to middle-income working individuals. We do not franchise any of our payday cash advance centers. We focus exclusively on payday cash advance services and do not provide check cashing, pawn lending, title lending, wire transfer services or similar services. We believe our sole focus on payday cash advance services is a competitive strength that has allowed us to better reach and service our primary market of middle-income customers. The chart below shows selected demographics of the customers we serve:

	Customers (1)	U.S. Census 2000
Average age (years)	38.4	35.8
Percentage between 18-44	64%	40%
Median household income	$40,125	$41,994
Percentage homeowners	42%	66%
Percentage with high school degrees	84%	80%

(1)
Based on a study performed for us by DX Marketing, LLC, a data solutions provider, of the approximately 63% of customers served during the twelve months ended June 30, 2004 for whom this information was available.

        In order for a new customer to be approved for a payday cash advance, he or she is required to have a bank account and a regular source of income, usually a job. To obtain a payday cash advance, the customer typically:

  •
  presents the required documentation (usually proof of identification, a pay stub and bank statement);

  •
  enters into an agreement governing the terms of the payday cash advance (including the customer's agreement to repay the cash advance in full on or before a specified due date, usually the customer's next payday, and our or the lending bank's agreement to defer the presentment or deposit of the customers' check until the due date of the payday cash advance);

  •
  writes a personal check to cover the amount of the payday cash advance plus charges for applicable fees and/or interest; and

  •
  makes an appointment to return on the due date of the payday cash advance to repay the advance plus the applicable charges and to reclaim their check.

Immediately upon completion of the approval process, the customer is given cash or a check drawn on our or the lending bank's account in the amount of the payday cash advance. At the specified due date, which is typically two weeks after the date of the payday cash advance, the customer is required to pay off the payday cash advance in full, which is usually accomplished by he or she returning to the payday cash advance center with cash. Upon a repayment in full, we are obligated to return the customer's personal check to him or her. If the customer does not repay the outstanding payday cash advance in full on or before the due date, the payday cash advance center will seek to collect from the customer directly and may deposit the customer's personal check.

        Our goal is to attract customers by offering straightforward, rapid access to temporary funding while providing high-quality, professional customer service. We believe that our payday cash advance service represents a competitive source of liquidity to the customer relative to other credit alternatives, which typically include overdraft privileges or bounced check protection, late bill payments, checks returned for insufficient funds and short-term collateralized loans.

        In most states in which we conduct business we make payday cash advances directly to our customers (which we refer to as the standard business model). In other states in which we conduct business we act as a processing, marketing and servicing agent through our payday cash advance centers for FDIC insured, state-chartered banks that make payday cash advances to their customers pursuant to the authority of federal interstate banking laws, regulations and guidelines (which we refer to as the agency business model). We refer to the banks for which we act as agent as the lending banks. As of June 30, 2004, we were making payday cash advances directly to customers under the standard business model in 1,687 of our payday cash advance centers in 29 states and serving as agent for the lending banks under the agency business model in 521 of our payday cash advance centers in five states.

        The following table presents key operating data for our business:

	Year Ended December 31, 2003	Six Months Ended June 30, 2004
Number of payday cash advances provided or processed	10,178,935	5,318,300
Number of customers served	1,174,092	982,366
Average duration of a payday cash advance (days)	15.1	15.4
Aggregate principal amount of payday cash advances provided or processed (thousands)	$3,271,235	$1,728,223
Amount of average payday cash advance	$321	$325
Average charge to customers for providing or processing a payday cash advance	$52	$52

        Our payday cash advance centers, which we design to have the appearance of a mainstream financial institution, are typically located in middle-income shopping areas with high retail activity. We have developed our national network of payday cash advance centers by opening new centers on a regular basis. In the six months ended June 30, 2004, we opened 259 new payday cash advance centers in 26 states, and in the year ended December 31, 2003, we opened 330 new payday cash advance centers in 30 states. In addition, in 1999 we added 532 payday cash advance centers to our network through our acquisition of the National Cash Advance group of affiliated companies. As a result of our experience in opening, managing and acquiring payday cash advance centers throughout much of the United States, we believe we have developed a strong understanding of market analysis, location attractiveness and individual payday cash advance center economics.

Our Industry

        The payday cash advance services industry has grown steadily since the early 1990s in response to a shortage of available short-term consumer credit alternatives from traditional banking institutions. The rapid increase in the charges associated with having insufficient funds in one's bank account, as well as other late/penalty fees charged by financial institutions and merchants, have also helped increase customer demand for payday cash advances. A payday cash advance typically involves a single charge, unlike other alternatives that often require collateral, origination and administration fees, prepayment penalties and charges for other services such as credit life insurance, interest payments and additional incremental charges. Other alternatives, such as bounced checks and late bill payments, may also have negative credit consequences. We believe customers use short-term payday cash advances because they provide a simple, quick and confidential way to meet short-term cash needs between paydays while avoiding the potentially higher costs and negative credit consequences of other alternatives.

        We believe many banks and other traditional financial institutions have reduced or eliminated their provision of small-denomination, short-term consumer loans, in part due to the costs associated with originating these loans. As a result, a significant number of companies have begun to offer such loans, or payday cash advances, to lower-income and middle-income individuals. The providers of these types of loans are fragmented and range from specialty finance offices, like our payday cash advance centers, to retail stores in other industries that offer these types of loans as ancillary services. Because of the relatively low cost of entry and the regulatory safe harbor that many state statutes provide for payday cash advances, the payday cash advance services industry has experienced significant growth in the number of payday cash advance centers. Recently, businesses offering payday cash advances and short-term loans over the internet as well as by telephone have also begun to compete in the payday cash advance services industry.

        We believe the payday cash advance services industry is growing, fueled by overall increases in the population and increased consumer and legislative acceptance of payday cash advances. The number of jurisdictions with specific legislation and/or regulations permitting payday cash advances or small loans has grown from 16 states in 1997, the year in which we commenced operations, to 37 states and the District of Columbia as of June 30, 2004.

Competitive Strengths

        Market Leader with Economies of Scale.    With 2,208 payday cash advance centers located in 34 states as of June 30, 2004, we are the largest provider of payday cash advance services in the United States, with approximately twice as many payday cash advance centers as the next largest provider of payday cash advance services. We believe our scale provides us with a leadership position in the industry, allows us to leverage our brand name in opening payday cash advance centers in existing and new markets and enables us to benefit from economies of scale and to enter favorable relationships with landlords, strategic vendors and other suppliers. We have centralized most payday cash advance center support functions, including marketing and advertising, accounting and finance, treasury management, human resources, regulatory compliance, information technology support and customer support systems. We believe these centralization efforts will enable us to continue to expand our network of payday cash advance centers while controlling our costs.

        Successful Execution of Growth Strategy.    We believe we have successfully executed an effective growth strategy, including identifying attractive locations for new payday cash advance centers, rapidly entering into new leases and establishing the necessary processes and systems to manage the overall growth process. We use our database of over 2.5 million customer records to analyze market opportunities and make management decisions regarding expanding our network of payday cash advance centers. In the six months ended June 30, 2004, we opened 259 new payday cash advance centers in 26 states, and in the year ended December 31, 2003, we opened 330 new payday cash advance centers in 30 states.

        Continued Focus on Government Affairs.    We have experience with the legislative and regulatory environment in all of the states in which we operate as well as at the federal level. We are a founding member of the CFSA, an industry trade group comprised of our company and more than 100 other companies engaged in the payday cash advance services industry. Our internal government affairs team, together with the CFSA, seeks to encourage favorable legislation that permits us to operate profitably within a balanced regulatory framework. In 2003, payday cash advance legislation we supported was adopted in five states, and in 2002, payday cash advance legislation we supported was adopted in six states. We plan on adding to the size of our internal government affairs team to provide more complete coverage of state legislatures. Our approach is to continue to work with policymakers and grass roots organizations to provide a predictable, favorable legislative environment for the payday cash advance services industry.

        Ability to Respond Rapidly to Regulatory Changes.    Our regulatory department, along with our internal government affairs team and outside counsel, monitors the various state and federal legislatures and rule-making bodies to keep abreast of changes in laws and regulations relevant to our business. Our organization is designed to be able to respond rapidly to these regulatory developments. We believe that our strong internal regulatory team and our ability to respond rapidly to regulatory developments enables us to seize opportunities for growth in new jurisdictions, permits us to conduct our business in compliance with often changing laws and regulations and allows us to react quickly to those changes.

        Rigorous Implementation of Payday Cash Advance Center-Level Controls.    We believe that our management information systems, our cash management systems and our internal compliance systems are critical to our success and continued growth. We employ a proprietary point-of-sale system, called Advantage, that is used to record transactions in our payday cash advance centers. This information is recorded daily and analyzed at our payday cash advance centers and at our headquarters. We also employ a third-party cash reconciliation software system to balance and monitor cash receipts and disbursements. The principal benefits from our use of these two systems are our quick recognition of variances from expected operating results, our early detection of theft and fraud and our ability to monitor compliance with various federal and state laws.

        Exclusive Focus on Payday Cash Advance Services.    We only offer payday cash advance services and do not engage in any other businesses such as check cashing, pawn lending, title lending, wire transfer services or other similar businesses in which many of our competitors engage. We believe that our single service focus has allowed us to expand our network of payday cash advance centers at a faster pace and with a more effective control environment than could a diversified multi-product company. We believe that focusing solely on payday cash advance services provides us with many substantial benefits, including:

  •
  an enhanced ability to attract middle-income working customers who have bank accounts by locating our payday cash advance centers in middle-income shopping areas;

  •
  superior customer relationships and service;

  •
  an exclusive management focus on the quality of our payday cash advance services and the growth of our network of payday cash advance centers, without distractions from other product lines;

  •
  more effective and efficient training of our employees; and

  •
  lower capital requirements than most of our competitors who engage in check cashing, pawn lending, title lending, wire transfer services or other similar more capital intensive businesses.

        Geographical Diversification.    With payday cash advance centers located in 34 states as of June 30, 2004, we have significant geographic diversification within the United States that we believe helps mitigate the risk and possible financial impact of unfavorable changes in state legislation or in the economic environment of a particular region or state. For the six months ended June 30, 2004, no state accounted for more than 12% of our total revenues.

        Management Team with Significant Expertise.    Our highly experienced management team has substantial knowledge of the retail, specialty finance and payday cash advance industries. George D. Johnson, Jr., our Chairman and co-founder, is the former Chief Executive Officer of Extended Stay America and former President of Blockbuster's consumer products division. William M. Webster, IV, our Chief Executive Officer and co-founder, has served the executive branch of the United States government in various capacities and has extensive retail experience operating franchised restaurant locations. John T. Egeland, our President, has extensive experience in the consumer finance and banking industries. John I. Hill, our Executive Vice President and Chief Financial Officer, has extensive experience as a corporate chief financial officer and as an accountant with a national accounting firm. Our management team's ability to execute on our rapid roll-out business model and their thorough understanding of the legislative and regulatory environment have been demonstrated by our rapid growth over the past few years.

Business Strategy

        Continue to Open Payday Cash Advance Centers Systematically.    A key objective of our growth strategy is to become the leading provider of payday cash advance services in each market we enter by rapidly opening proprietary, wholly-owned payday cash advance centers. We do not intend to franchise our payday cash advance centers. We opened 259 payday cash advance centers in the first half of 2004, and we expect to continue our rapid roll-out of new payday cash advance centers. We believe that internal development of new payday cash advance centers is currently more economical than acquiring and integrating existing payday cash advance centers. However, from time to time we may also consider opportunities to acquire payday cash advance companies or businesses. We believe that by offering the convenience of a high density of payday cash advance centers, as well as exceptional customer service, we will maintain a high level of customer satisfaction.

        Continued Revenue Growth at Mature Payday Cash Advance Centers.    We believe we have an opportunity to continue to increase revenues at our payday cash advance centers that have been operating for at least 24 months, which we refer to as our mature payday cash advance centers. For the six months ended June 30, 2004, revenues at our mature payday cash advance centers increased 6.4% compared to the same period in 2003. In order to increase revenues at our mature payday cash advance centers, we employ a variety of advertising and marketing programs, including television advertising, direct mail marketing and yellow pages advertising.

        Drive New Payday Cash Advance Center Operating Performance.    In our 691 operating payday cash advance centers that have been open for less than 24 months as of June 30, 2004, we are striving to match the operating performance of our mature payday cash advance centers. To do this, our employees are evaluated and compensated, in part, based on their achievement of operational goals, which we adjust each year to account for the continued improvement in our business. The three key metrics we reward are (1) maintaining a high level of compliance with rules and regulations, (2) meeting stated growth objectives and (3) meeting collection targets. We believe that by focusing on these specific goals and tying them to employee compensation, we can achieve operating performance in our newer payday cash advance centers comparable to the operating performance at our mature payday cash advance centers.

        Maximize the Efficiency of Our Infrastructure.    We have made significant investments in technology, infrastructure and monitoring/compliance systems that are highly scalable. As we expand our network of payday cash advance centers, we expect that our general and administrative expenses will decline as a percentage of our revenues.

        Support Improvement of the Legislative and Regulatory Environment.    As of June 30, 2004, 37 states and the District of Columbia had specific laws that permitted payday cash advances or allowed a form of payday cash advances under small loan laws. Our goal is to work with policymakers and other stakeholders to facilitate the implementation of a balanced, visible and predictable regulatory framework that protects the interests of the customers we serve while allowing us to operate profitably in every state.

Our Payday Cash Advance Services

        We provide directly, or we process, market and service for the lending banks for which we act as agent, small-denomination, short-term unsecured consumer credit because we believe that many consumers have limited access to alternative sources of liquidity. In general, the small-denomination, short-term credit product or service, which we refer to as a payday cash advance, offered by us or a lending bank at our payday cash advance centers consists of providing a customer with cash or a check drawn on our or the lending bank's account in exchange for the customer's personal check covering the amount of the payday cash advance plus applicable charges for fees and/or interest, along with an agreement requiring the customer to repay the cash advance in full on or before a specified due date, which is typically two weeks after the date of the payday cash advance, and requiring deferment of the presentment or deposit of the customer's personal check until the due date of the payday cash advance. At the specified due date, the customer is required to pay off the payday cash advance in full, which is usually accomplished by the customer returning to the payday cash advance center with cash. Upon a repayment in full, we are obligated to return the customer's personal check to the customer. If the customer does not repay the outstanding payday cash advance in full on or before the due date, the payday cash advance center will seek to collect from the customer directly and may deposit the customer's personal check.

        In the year ended December 31, 2003, approximately 69.4% of the customers repaid their payday cash advances in full on or before the due date, approximately 95.4% of the customers repaid their payday cash advances in full on or before the due date or within 14 days thereafter and an additional 0.2% of the customers repaid their payday cash advances in full on or before the date we deposited their checks. These percentages include customers who (1) paid their outstanding payday cash advance in full, (2) paid their outstanding payday cash advance in full and entered into a new payday cash advance on the same date (which we refer to as a consecutive transaction) and (3) extended their outstanding payday cash advance by paying only the applicable charges (which we refer to as a rollover). Approximately 4.2% of advances in the year ended December 31, 2003 were rollovers. Rollovers are only permitted in certain states and then only in accordance with state law and the CFSA's Best Practices for the payday cash advance services industry. During the year ended December 31, 2003, approximately 4.4% of all customer checks were deposited. Of the checks that were deposited, approximately 66.5% either cleared or were ultimately collected.

        In most states in which we conduct business we make payday cash advances directly to our customers (which we refer to as the standard business model). In other states in which we conduct business we act as a processing, marketing and servicing agent through our payday cash advance centers for FDIC insured, state-chartered banks that make payday cash advances to their customers pursuant to the authority of federal interstate banking laws, regulations and guidelines (which we refer to as the agency business model). We refer to the banks for which we act as agent as the lending banks. Under the agency business model, federal interstate banking laws, regulations and guidelines enable a FDIC insured, state-chartered bank headquartered in one state to make loans to a consumer in another state and to charge fees and/or interest allowed by the lending bank's home state even if the fees and/or interest exceed what may be charged in the consumer's state. As of June 30, 2004, we were making payday cash advances directly to customers under the standard business model in 1,687 of our 2,208 payday cash advance centers in 29 states and serving as agent for the lending banks under the agency business model in 521 of our payday cash advance centers in five states. As of June 30, 2004, pursuant to our processing, marketing and servicing agreements with the lending banks, we are the processing, marketing and servicing agent for payday cash advances offered, made and funded by BankWest, a South Dakota bank, in Pennsylvania, First Fidelity Bank, a South Dakota bank, in Michigan, Republic Bank & Trust Company, a Kentucky bank, in North Carolina and Texas and Venture Bank, a Washington bank, in Arkansas.

        Payday cash advances are subject to extensive state and federal regulation. The scope of state regulation, including the terms on which payday cash advances may be made, varies from state to state. Most states that regulate payday cash advances establish allowable fees and/or interest and other charges to consumers for payday cash advances. In addition, many states regulate the maximum amount, maturity and renewal or extension of payday cash advances. We seek to comply with the laws and regulations of the states in which we operate by varying the terms of the payday cash advances.

        We have agreed to abide by the CFSA's Best Practices for the payday cash advance services industry, set forth below.

CFSA's Best Practices for the Payday Cash Advance Services Industry

1.    Full disclosure.    A member will comply with the disclosure requirements of the State in which the payday advance office is located and with Federal disclosure requirements including the Federal Truth in Lending Act. A contract between a member and the customer must fully outline the terms of the payday advance transaction. Members agree to disclose the cost of the service fee both as a dollar amount and as an annual percentage rate (APR).
2.    Compliance.    A member will comply with all applicable laws. A member will not charge a fee or rate for a payday advance that is not authorized by State or Federal law.
3.    Truthful advertising.    A member will not advertise the payday advance service in any false, misleading, or deceptive manner.
4.    Encourage consumer responsibility.    A member will implement procedures to inform consumers of the intended use of the payday advance service. These procedures will include notifying consumers that a payday advance is a short-term cash flow tool not designed as a solution for longer term financial problems and informing customers of the availability of credit counseling services.

5.    Rollovers.    A member will comply with State laws on rollovers (the extension of an outstanding advance by payment of only a fee). In States where rollovers are not specifically allowed a member will not under any circumstances allow a customer to do a rollover. In the few States where rollovers are permitted, a member will limit rollovers to four (4) or the State limit, whichever is less.
6.    Right to rescind.    A member will give its customers the right to rescind, at no cost, a payday advance transaction on or before the close of the following business day.
7. Appropriate collection practices. A member must collect past due accounts in a professional, fair and lawful manner. A member will not use unlawful threats, intimidation, or harassment to collect accounts. CFSA believes that the collection limitations contained in the Fair Debt Collection Practices Act (FDCPA) should guide a member's practice in this area.
8.    No criminal action.    A member will not threaten or pursue criminal action against a customer as a result of the customer's check being returned unpaid or the customer's account not being paid.
9.    Enforcement.    A member will participate in self-policing of the industry. A member will be expected to report violations of these Best Practices to CFSA, which will investigate the matter and take appropriate action. Each member company agrees to maintain and post its own toll-free consumer hotline number in each of its outlets.

10.    Support balanced legislation.    A member will work with State legislators and regulators to support responsible legislation of the payday advance industry that incorporates these Best Practices.
11. Relationships with financial institutions. A member may market and service payday advances made by a federally insured financial institution, provided the financial institution does the following: (1) sets its own credit criteria; (2) approves and funds each advance; (3) complies with applicable State disclosure requirements, where not inconsistent with Federal law; (4) complies with applicable State law as to the number of rollovers; (5) permits the member to purchase no more than a de minimis amount of the advances, or any such other amount which may be consistent with safety and soundness determinations by Federal or State banking regulators; (6) complies with the guidelines and regulations on payday lending issued by the financial institution's Federal or State regulator; and (7) complies with these Best Practices unless the Best Practices conflict with this Paragraph, in which case the terms of this Paragraph shall apply.

Source: Community Financial Services Association of America, as of August 2004.

Collection Procedures

        As part of the closing process for each payday cash advance, we typically establish the expectation with the customer that they will return by scheduling an appointment for them to come back to our payday cash advance center to repay their payday cash advance on its due date. The day before the due date, we call the customer to confirm their appointment.

        If the customer does not return to repay the payday cash advance, the payday cash advance center manager has the discretion to either (1) commence past-due collection efforts, which typically may proceed for up to 14 days in most states, or (2) deposit the customer's personal check. Payday cash advance center managers have discretion to commence past-due collection efforts in place of depositing the customer's personal check in order to maintain accounts, improve customer relations and enhance collection efforts. If the payday cash advance center manager has decided to commence past-due collection efforts in place of depositing the customer's personal check, payday cash advance center employees typically:

  •
  contact the customer to obtain a payment or a promise to pay; and

  •
  attempt to exchange the customer's check for a cashier's check if funds are available.

        If at the end of this past-due collection period, the payday cash advance center has been unable to collect the amount due, the customer's check is then deposited.

        Additional collection efforts are not required if the customer's deposited check clears. If the customer's check does not clear and is returned because of non-sufficient funds in the customers' account or because of a closed account or a stop-payment order, additional collection efforts begin. These additional collection efforts typically include:

  •
  contacting the customer to obtain payment or a promise to pay;

  •
  sending a series of collection letters to the customer; and

  •
  attempting to exchange the customer's check for a cashier's check if funds become available.

New Payday Cash Advance Center Economics

        The capital cost of opening a new payday cash advance center varies depending on the size and type of payday cash advance center, but typically averages approximately $37,000. This capital cost includes leasehold improvements, signage, fixtures, furniture, computer equipment and a security system. In addition, the typical payday cash advance center that has been operating for at least 24 months (which we refer to as a mature payday cash advance center) under the standard business model requires average working capital of approximately $93,000 to fund operating cash and the payday cash advance center's payday cash advance portfolio.

        It typically takes approximately nine months for one of our payday cash advance centers to generate sufficient revenues to cover the center's expenses not including corporate overhead. Cumulative losses during the first nine months average approximately $44,000 per payday cash advance center.

        The following tables show the average annual total revenues and center operating income for our payday cash advance centers (including acquired payday cash advance centers) which were opened in the year indicated and were operating as of June 30, 2004:

		Average Revenues Per Payday Cash Advance Center for the Year Ended December 31,
Year Opened	Number of Payday Cash Advance Centers Open as of June 30, 2004
		2000	2001	2002	2003
		(Dollars in thousands)
1997 and earlier	269	$328	$357	$328	$331
1998	582	259	288	259	298
1999	342	160	229	287	284
2000	87	23	174	240	282
2001	139	—	25	185	279
2002	201	—	—	40	166
2003	329	—	—	—	26
2004	259	—	—	—	—

Total	2,208

		Average Center Operating Income Per Payday Cash Advance Center for the Year Ended December 31,
Year Opened	Number of Payday Cash Advance Centers Open as of June 30, 2004
		2000	2001	2002	2003
		(Dollars in thousands)
1997 and earlier	269	$160	$158	$137	$142
1998	582	103	110	98	121
1999	342	24	63	94	106
2000	87	(22)	24	78	110
2001	139	—	(19)	18	98
2002	201	—	—	(33)	16
2003	329	—	—	—	(37)
2004	259	—	—	—	—

Total	2,208

Payday Cash Advance Center Operations

  Payday Cash Advance Centers

        The following map illustrates the number and location of our payday cash advance centers in operation as of June 30, 2004:

WA
68
OR
15
ID
4
MT
8
WY
4
SD
10
NV
8
NE
21
CO
49
CA
272
AZ
45
NM
11
OK
64
TX
185
IA
20
MO
61
AR
30
LA
64
WI
37
IL
57
MS
51
MI
87
IN
60
OH
161
KY
31
TN
59
AL
115
PA
101
VA
100
NC
118
SC
100
FL
170
NH
15
DE
7

= States in which we operated payday cash advance centers, as of June 30, 2004.

= States in which we had no operating payday cash advance centers, as of June 30, 2004. Includes Georgia, where in May 2004 we suspended operations at our 89 payday cash advance centers except for collections of outstanding payday cash advances made prior to such suspension on behalf of the lending bank in that state.

        With 2,208 payday cash advance centers as of June 30, 2004, we operate the largest network of payday cash advance centers in the United States. Our payday cash advance centers are marketed through local payday cash advance center marketing, supplemented by television and print advertising, direct mail marketing, yellow pages advertising and through other media. The following table illustrates the growth of our payday cash advance center network since December 31, 1999:

	As of December 31,
State						As of June 30, 2004
	1999	2000	2001	2002	2003
Alabama	36	45	53	64	86	115
Arkansas	27	29	27	30	30	30
Arizona	—	16	35	34	38	45
California	273	246	235	228	240	272
Colorado	21	29	29	29	30	49
Delaware	3	3	3	4	4	7
Florida	152	146	151	156	161	170
Georgia (1)	—	—	67	88	89	—
Iowa	23	18	18	20	20	20
Idaho	2	2	2	1	2	4
Illinois	62	52	52	52	52	57
Indiana	82	77	77	67	56	60
Kentucky	25	27	29	28	30	31
Louisiana	50	46	46	48	60	64
Michigan	—	—	27	83	85	87
Missouri	43	46	47	51	54	61

Mississippi	42	40	40	41	48	51
Montana	—	—	—	—	5	8
North Carolina	125	126	124	118	118	118
Nebraska	9	10	11	11	14	21
New Hampshire	—	7	11	11	15	15
New Mexico	—	—	—	9	11	11
Nevada	—	—	—	6	8	8
Ohio	116	119	119	129	137	161
Oklahoma	—	—	—	—	53	64
Oregon	—	—	—	—	5	15
Pennsylvania	67	82	93	98	100	101
South Carolina	83	83	85	86	90	100
South Dakota	—	—	—	8	10	10
Tennessee	45	53	54	56	58	59
Texas	—	—	—	38	157	185
Virginia	—	—	56	80	92	100
Washington	32	33	35	35	47	68
Wisconsin	28	29	29	29	30	37
Wyoming	2	3	3	3	4	4

Total	1,348	1,367	1,558	1,741	2,039	2,208

(1)
In May 2004, a Georgia law became effective that prohibits payday cash advance services in the state and restricts our ability to act as processing, marketing and servicing agent for a lending bank in the state. As a result, we have suspended operations at our 89 payday cash advance centers in Georgia except for collections of outstanding payday cash advances made prior to such suspension on behalf of the lending bank in that state.

  Facilities and Hours of Operation

        We try to locate our payday cash advance centers in highly visible, accessible locations and attempt to operate during convenient hours for our customers. Normal business hours of our payday cash advance centers are from 10:00 a.m. until 6:00 p.m., Monday through Friday, and, in most states, from 10:00 a.m. until 3:00 p.m. on Saturday. We typically locate our payday cash advance centers in middle-income shopping areas with high retail activity. Other tenants in these shopping areas typically include grocery stores, discount retailers and national video rental stores. By using consistent signage and design at our payday cash advance centers, we hope to increase our brand recognition. As of June 30, 2004, we operated 2,100 payday cash advance centers under the "Advance America" brand and 108 payday cash advance centers under the "National Cash Advance" brand. We intend to rebrand the remaining 108 "National Cash Advance" brand payday cash advance centers as "Advance America" brand payday cash advance centers, although we have no specific timetable for doing so.

  Internal Compliance Audit

        We have a staff of 17 internal regulatory auditors and directors based throughout the United States (as of June 30, 2004) whose function is to monitor compliance by our payday cash advance centers with applicable federal and state laws and regulations, the CFSA's Best Practices and our company policies and procedures. Our goal is to audit each of our payday cash advance centers at least once a year. The auditors conduct unannounced audits of our payday cash advance centers. They typically spend one to two days in each payday cash advance center, although the time may vary if a more extensive investigation is needed. The auditors conduct a thorough compliance audit, analyzing customer files, reports, held checks, cash controls and compliance with state specific legal requirements and disclosures. Upon completion of an audit, the auditor will conduct an exit interview with the payday cash advance center personnel and/or the divisional director and discuss issues found during the audit. As part of the internal audit program, the compliance information manager prepares reports for management regarding audit results. These reports are generated from a centralized database maintained at our corporate headquarters. These reports help to identify compliance issues that need to be addressed and areas for further training.

Relationship with the Lending Banks

        Through 521 of our payday cash advance centers located in five states, we serve as processing, marketing and servicing agent for payday cash advances offered, made and funded by four FDIC insured, state-chartered banks. Under processing, marketing and servicing agreements with these lending banks, we are compensated by the lending banks for processing, marketing and servicing the payday cash advances the lending banks make to their customers. Approximately 27.5% of our net revenues in the first half of 2004 and approximately 29.9% of our net revenues in the year ended December 31, 2003, were derived from processing, marketing and servicing fees paid to us by these lending banks. As of June 30, 2004, BankWest was offering its payday cash advances in 101 of our payday cash advance centers in Pennsylvania, First Fidelity Bank was offering its payday cash advances in 87 of our payday cash advance centers in Michigan, Republic Bank & Trust Company was offering its payday cash advances in 303 of our payday cash advance centers in North Carolina and Texas and Venture Bank was offering its payday cash advances in 30 of our payday cash advance centers in Arkansas. In addition, BankWest offered its payday cash advances in our 89 Georgia centers before we suspended our Georgia operations in May 2004. Of our total revenues for the six months ended June 30, 2004, approximately $27.1 million, or 10.5%, were derived from processing, marketing and servicing fees paid to us by BankWest, approximately $8.6 million, or 3.3%, were derived from processing, marketing and servicing fees paid to us by First Fidelity Bank, approximately $23.8 million, or 9.2%, were derived from processing, marketing and servicing fees paid to us by Republic Bank & Trust Company and approximately $3.4 million, or 1.3%, were derived from processing, marketing and servicing fees paid to us by Venture Bank. Of our total revenues for the year ended December 31, 2003, approximately $54.4 million, or 11.1%, were derived from processing, marketing and servicing fees paid to us by BankWest, approximately $13.6 million, or 2.8%, were derived from processing, marketing and servicing fees paid to us by First Fidelity Bank, approximately $31.4 million, or 6.4%, were derived from processing, marketing and servicing fees paid to us by Republic Bank & Trust Company and approximately $13.5 million, or 2.8%, were derived from processing, marketing and servicing fees paid to us by Venture Bank. In addition, Peoples National Bank offered its payday cash advances in our North Carolina centers through February 2003, and in our Pennsylvania centers through March 2003, and we derived $14.4 million, or 2.9%, of our 2003 total revenues from this relationship.

        Although we process, market and service payday cash advances offered, made and funded by the lending banks under the agency business model, each lending bank is responsible for evaluating each of its customers' applications and determining whether the payday cash advance is approved. The lending banks for whom we act as agent utilize an automated third-party credit scoring system to evaluate and approve each customer application. We are not involved in the lending banks' payday cash advance approval process, are not involved in determining the approval procedures or criteria of the lending banks and do not fund or acquire any payday cash advances from the lending banks. The payday cash advances are repayable solely to the lending banks and are assets of the lending banks. Consequently, the lending banks' payday cash advances are not included in our payday cash advance portfolio nor are they reflected on our balance sheet within our advances and fees receivable, net. Under our processing, marketing and servicing agreements with the lending banks, the lending banks are only contractually obligated for the losses on payday cash advances in an amount established as a percentage of the fees and/or interest charged by the banks to their customers on their payday cash advances. Depending upon the lending bank, this percentage ranges from 8.0% to 20%. As a result, if a lending bank's payday cash advances are not collected, we could be obligated to pay the lending bank the outstanding amount of the advances plus its fees and/or interest receivable on the advances, less its contractually obligated portion of the losses. As of June 30, 2004, our contingent liability to each of the lending banks amounted to $17.6 million to BankWest, $7.7 million to First Fidelity Bank, $22.2 million to Republic Bank & Trust Company and $3.7 million to Venture Bank. This contingent liability to the lending banks was not included on our balance sheet. We could also be obligated to pay this amount to the lending banks if, as a result of a change in law, regulation or otherwise, the lending banks' payday cash advances were to become uncollectible.

        Because of our economic exposure for excess bank losses related to the lending banks' payday cash advances, we have established a payable, called accrual for excess bank losses, to reflect our anticipated losses related to uncollected lending bank payday cash advances. The accrual for excess bank losses that was reported in our accrued liabilities in our balance sheet was $4.0 million as of June 30, 2004. The accrual for excess bank losses has been established on a basis similar to the allowance for doubtful accounts for the standard business model payday cash advances. We cannot assure you, however, that our estimates will be accurate, and if the lending banks' payday cash advance losses are materially greater than our accrual for excess bank losses, our business, results of operations and financial condition could be materially adversely affected.

        Our processing, marketing and servicing agreements with the lending banks generally have three-year terms and may be terminated by either party upon the occurrence of certain events, including (i) the giving of four to six months notice to the other party, (ii) breaches of the agreement, (iii) changes in laws or regulations and (iv) bankruptcy and insolvency events. In addition, one of these agreements also permits the lending bank to terminate the agreement if either our President or Chief Executive Officer is no longer engaged in our daily management or if there is a change in our control.

Competition

        We believe that the principal competitive factors in the payday cash advance services industry are location, customer service, convenience, speed and confidentiality. We face intense competition in an industry with low barriers to entry, and we believe that the payday cash advance market is becoming more competitive as the payday cash advance services industry matures and consolidates. We compete with services offered by traditional financial institutions, such as overdraft protection, and with other payday cash advance providers, small loan providers, short-term consumer lenders and other financial services entities and other retail businesses that offer consumer loans or other products and services that are similar to ours. Recently, businesses offering payday cash advances and short-term loans over the internet as well as by phone have begun to compete with us in the business of making payday cash advances.

        Our network of 2,208 payday cash advance centers as of June 30, 2004 represents the largest network of such centers in the United States. The payday cash advance services industry is highly fragmented and we estimate that the number of outlets offering payday cash advances in the United States is approximately 15,900 (including our own centers). We believe we operate one of only three single service payday cash advance companies that have more than 500 payday cash advance centers, the remaining competitors being local chains and single-unit operators. We believe that our two largest single service payday cash advance company competitors, Check 'n Go and Check into Cash, each have approximately 900 payday cash advance centers. Another competitor is QC Holdings, Inc.

        To a lesser extent, we compete with other companies that offer payday cash advances as an ancillary financial product to complement their primary business of cashing checks, selling money orders, providing money transfer services or offering other similar financial services. These competitors include Dollar Financial Corp. and ACE Cash Express, Inc.

        Because of the relatively low cost of entry and the regulatory safe harbor that many state statutes provide for payday cash advances, the payday cash advance services industry has experienced significant growth in the number of payday cash advance centers.

        Recently, our payday cash advance centers have also been facing increased competition from banks that offer their account holders payday cash advances as well as other products such as overdraft privileges and bounced check protection, which are similar to our payday cash advance services.

Marketing and Advertising

        We design our marketing efforts to increase our revenues by (1) introducing new customers to our services and (2) creating customer loyalty. We believe that our mass media advertising campaigns (primarily through television, direct mail and the yellow pages) increase demand for our payday cash advance services. Our advertising expenditures occur primarily during key seasonal periods, such as the back-to-school and holiday seasons in the third and fourth quarters of each year, when consumers are most likely to have short-term liquidity needs. In the year ended December 31, 2003, our center advertising expense was $23.9 million.

        We utilize marketing promotions at our payday cash advance centers with, we believe, high-impact, consumer relevant, point-of-purchase materials. In addition, we provide our payday cash advance centers with promotional materials such as brochures, pens, keychains and coupons for use in local marketing. Local marketing also includes attendance at, and sponsorship of, community events such as blood drives, food drives, voter registration programs and other charitable events.

        Drawing on statistical data from our transaction database, we use direct marketing strategies to advertise to prospective customers who have demographic characteristics similar to our and the lending banks' existing customers.

Information Systems

        We employ a proprietary point-of-sale system, called Advantage, that is used to record transactions in our payday cash advance centers. Advantage is also used at our headquarters to develop information for management. We also employ a third-party cash reconciliation software system to reconcile bank accounts and monitor cash receipts and disbursements.

        Each of our payday cash advance centers has approximately two to four networked PCs that run our Advantage software to control and record all retail transactions. The Advantage system is designed to facilitate customer service and speed the dissemination of information for cash flow purposes. The Advantage point-of-sale system:

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  records and monitors the details of every transaction, including the transaction type, date and time, amount, fees and/or interest, transaction number and receipt number;

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  provides services in a standardized and efficient manner;

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  reduces the risk of transaction errors by automatically recalling customer data, calculating fees and using pop-up screens to alert operators to items entered that fall outside prescribed parameters; and

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  provides automated, integrated transactions that are designed to ensure standardization and compliance with applicable state and federal regulations.

        On a daily basis, transaction data gathered by Advantage at our payday cash advance centers is transmitted and stored in databases at our headquarters. This data is then integrated into our management information system, general ledger and cash reconciliation software. The systems are designed to provide summary and detailed information to divisional directors, regional directors, zone directors and corporate managers. The Advantage and cash reconciliation software systems allow us to:

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  monitor daily revenue, deposits and disbursements on a company, state and per payday cash advance center basis;

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  monitor and manage daily payday cash advance center exception reports, which record cash shortages, late deposits, unusual disbursements and other items;

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  identify cash differences between bank statements and our Advantage system, such as differences resulting from missing disbursements and deposits;

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  determine, on a daily basis, the amount of cash needed at each payday cash advance center, enabling centralized treasury personnel to maintain an optimum amount of cash in each banking location;

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  electronically transmit information and documents to lending banks as required by our agreements with them;

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  facilitate compliance with regulatory requirements and company policies and procedures; and

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  post financial transaction information to our general ledger software system.

        We reconcile deposits by and disbursements to our payday cash advance centers on a daily basis. We match the expected deposits reported by our Advantage software with the actual deposits reported by the banks receiving the deposits. Most verifications of deposits happen within two days after the actual deposit. Typically about 93% of all deposits and about 99% of all disbursements match electronically. Manual verification of deposits occurs on a daily basis. Manual reconciliation of disbursements occurs on a weekly basis.

        As of June 30, 2004, our information systems department had a staff of 73, including 14 contract workers working on a major upgrade to our Advantage software. Our development staff primarily focuses on designing and testing new point-of-sale enhancements as well as ongoing development of the management information systems infrastructure. Our help desk staff provides assistance to our payday cash advance center managers with regard to questions which may arise relating to transaction procedures.

        We maintain and test a disaster recovery plan for our critical networked systems. A copy of the disaster recovery plan documentation is hosted on a third-party vendor website. We periodically update the plan. Our back-up data tapes are housed by a third party at an off-site location. We also own backup computer equipment and real-time data storage that is housed at an off-site facility to provide us with access to needed systems in the event of an emergency that disables our headquarters equipment.

Properties

        Our average payday cash advance center size is approximately 1,500 square feet. We try to locate our payday cash advance centers in highly visible, accessible locations. Our payday cash advance centers, which we design to have the appearance of a mainstream financial institution, are typically located in middle-income shopping areas with high retail activity. Other tenants in these shopping areas typically include grocery stores, discount retailers and national video rental stores. All of our payday cash advance centers are leased, with typical lease terms of three years with an option to renew at the end of the third year.

        Our corporate headquarters building in Spartanburg, South Carolina, is approximately 75,000 square feet. We currently lease this building under a capital lease that expires in 2016 and contains automatic annual renewals. The lessor is a partnership in which certain of our stockholders, including Mr. Johnson, our Chairman, are members. Simultaneously with the closing of this offering, we intend to purchase this building from the partnership. See "Certain Relationships and Related Party Transactions."

Security

        Security and loss prevention play a critical role in the daily operations of our payday cash advance centers. Each payday cash advance center is provided with 24-hour third-party monitoring that includes individual alarm codes, duress and cancellation codes. Physical security provided to each payday cash advance center includes: digital safes, wired hold-up alarm buttons and Abloy brand secure locking systems. Additionally, most of our payday cash advance centers are equipped with 24-hour security cameras.

        Employees at our payday cash advance centers are trained on loss prevention techniques ranging from use of the alarm system to how to respond to and/or prevent an armed robbery. New payday cash advance center employees generally complete this training within the first 14 days of employment.

        Since our business requires us to maintain a significant supply of cash in each of our payday cash advance centers, we are subject to the risk of cash shortages resulting from employee and third-party theft and errors. Although we have implemented various programs to reduce these risks, maintain insurance coverage for theft and provide security for our employees and facilities, we cannot assure you that employee and third-party theft and errors will not occur. Cash shortages from employee and third-party theft and errors were approximately $600,000 (0.3% of revenues) in the six months ended June 30, 2004, $1.7 million (0.4% of revenues) in 2003 and $2.2 million (0.6% of revenues) in 2002. Theft and errors could lead to cash shortages and could adversely affect our business, results of operations and financial condition. It is also possible that crimes such as armed robberies may be committed at our payday cash advance centers. We could experience liability or adverse publicity arising out of such crimes. For example, we may be liable if an employee, customer or bystander suffers bodily injury, emotional distress or death. Any such event may have a material adverse effect on our business, results of operations and financial condition.

Human Resources

  Cash Advance Center Staffing

        Our payday cash advance centers are divided into zones, regions and divisions, which we believe allows for a more effective management process. A zone has approximately 300 to 400 payday cash advance centers and may include payday cash advance centers in more than one state. There are six zones and each zone has a zone director who reports to our President, Mr. Egeland, and is responsible for the operations, administration, manpower planning, staffing and general supervision of the payday cash advance centers in their zone. Regions typically include 80 to 85 payday cash advance centers organized into five to 10 divisions and are supervised by regional directors who report to the zone director responsible for their region. Divisions typically include 10 to 15 payday cash advance centers and are supervised by divisional directors who report to the regional director responsible for their division. Determination of region and division alignment is usually based upon geographic considerations. Regions and divisions generally do not cross state lines. As of June 30, 2004, our six zones comprised 25 regions and 203 divisions.

        The operating structure for each of our six zones is depicted below:

        A typical payday cash advance center is staffed with a manager and an assistant manager. Managers are responsible for the daily operations of the payday cash advance center. As volume increases, additional personnel, called customer service representatives, are added. Our policy is to add a customer service representative once a payday cash advance center has approximately 350 payday cash advances outstanding at one time. Thereafter, one additional customer service representative is added for every 100 to 150 additional payday cash advances at a particular payday cash advance center.

  Training

        All new hires, payday cash advance center managers and divisional directors are required to complete training programs. Training programs include:

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  a 10-day entry level training program which covers new employee orientation, industry regulations and the CFSA's Best Practices, customer service, conducting a payday cash advance transaction from inception to repayment, collections, security, local marketing and the general administration of payday cash advance center operations;

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  quarterly divisional director meetings conducted within each region that focus on operational goal achievement, team building, human resource issues and national and local marketing programs;

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  continuing development sessions for the divisional directors and other employees, as needed, which are conducted at our corporate headquarters, covering topics such as employee selection and hiring, training methods, regulatory compliance, customer service, revenue growth and maximizing employee performance (divisional directors are required to attend this program once a year and may attend more often as the development session topics change); and

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  two to three-day semi-annual regional director and zone director conferences held with corporate department heads, covering strategic planning, goal setting and achievement and operational and departmental tactical issues.

        The corporate human resources department also coordinates additional ad hoc training for payday cash advance center employees and divisional directors to review customer service, compliance, collections and service-focused issues.

  Hiring and Retention

        Divisional directors and payday cash advance center managers are responsible for payday cash advance center employee recruitment. To facilitate the search for applicants meeting positional requirements, we use an internet-based recruitment system, newspaper advertising and local job fairs coordinated by a corporate recruiter. A corporate recruiter will often attend local job fairs and assist in the interview, selection and hiring processes.

        Employees undergo a criminal background and driving record check before employment. We maintain an updated compensation and employee evaluation program to provide employees with a competitive salary and opportunities for advancement. We offer a competitive benefits package consisting of life insurance, medical, dental and disability insurance coverage and a 401(k) plan to help attract and retain employees.

Employees

        As of June 30, 2004, we had approximately 5,300 total employees, including approximately 4,800 payday cash advance center employees, approximately 190 divisional directors, 27 regional directors, six zone directors and approximately 260 corporate employees and support personnel.

        We consider our employee relations to be satisfactory. Our employees are not covered by a collective bargaining agreement and we have never experienced any organized work stoppage, strike or labor dispute.

Intellectual Property and other Proprietary Rights

        AARC, Inc., one of our subsidiaries, owns all of our intellectual property (trademarks, logos, etc.). Each of our operating subsidiaries has entered into a trademark license agreement with AARC, Inc. to use this intellectual property. AARC, Inc. has nine trademarks on file and/or approved by the U.S. Patent and Trademark Office. These marks include:

"Register in Advance. You Count Because You Vote"
"$ Advance America Cash Advance"
"Get Money Now. For Life's Little Emergencies"
"Because You Just Never Know"
"For Life's Little Emergencies"
"Advance America"
Star and $ design
"National Cash Advance" and design
"Money You Can Count On"

Insurance Coverage

        We maintain insurance coverage, including workers' compensation insurance, liability insurance, property insurance, crime insurance, directors' and officers' insurance, employment practices liability insurance and fiduciary liability insurance, to protect us against losses in such amounts, covering such risks and liabilities and with such deductibles or self-insurance retentions as are in accordance with normal industry practice. However, we cannot assure you that our insurance policies will provide us with sufficient coverage to provide adequately for our current or future losses, risks or liabilities.

REGULATION AND LEGAL PROCEEDINGS

        In most states in which we conduct business we make payday cash advances directly to our customers (which we refer to as the standard business model). In other states in which we conduct business we act as a processing, marketing and servicing agent through our payday cash advance centers for FDIC insured, state-chartered banks that make payday cash advances to their customers pursuant to the authority of federal interstate banking laws, regulations and guidelines (which we refer to as the agency business model). We refer to the banks for which we act as agent as the lending banks. Under the agency business model, a FDIC insured, state-chartered bank headquartered in one state can make loans to a consumer in another state and charge fees and/or interest allowed by the lending bank's home state even if the fees and/or interest exceed what may be charged in the consumer's state. As of June 30, 2004, we were making payday cash advances directly to customers under the standard business model in 1,687 of our 2,208 payday cash advance centers in 29 states and serving as agent for the lending banks under the agency business model in 521 of our payday cash advance centers in five states. Until May 2004, we had operated in Georgia under the agency business model as processing, marketing and servicing agent for payday cash advances offered, made and funded by BankWest, the lending bank in that state. However, we have suspended operations at our 89 payday cash advance centers in Georgia except for collections of outstanding payday cash advances made prior to such suspension on behalf of BankWest in that state. As of June 30, 2004, pursuant to our processing, marketing and servicing agreements with the lending banks, we are the processing, marketing and servicing agent for payday cash advances offered, made and funded by BankWest, a South Dakota bank, in Pennsylvania, First Fidelity Bank, a South Dakota bank, in Michigan, Republic Bank & Trust Company, a Kentucky bank, in North Carolina and Texas and Venture Bank, a Washington bank, in Arkansas.

        For the six months ended June 30, 2004, we had revenues of approximately $195.8 million (comprised of fees and/or interest), or 85.7% of our net revenues, from the standard business model and $62.9 million (comprised of processing, marketing and servicing fees, which include losses for which the lending banks are contractually obligated), or 27.5% of our net revenues, from the agency business model. In the year ended December 31, 2003, we had revenues of approximately $362.3 million (comprised of fees and/or interest), or 85.3% of our net revenues, from the standard business model and revenues of approximately $127.3 million (comprised of processing, marketing and servicing fees, which include losses for which the lending banks are contractually obligated), or 29.9% of our net revenues, from the agency business model.

        Federal and state regulation of payday cash advance companies is intended primarily for the protection of consumers rather than investors in our common stock and our creditors.

State Regulation

        Our business is regulated under numerous state laws and regulations, which are subject to change and which may impose significant costs or limitations on the way we conduct or expand our business. As of June 30, 2004, 37 states and the District of Columbia had specific laws that permitted payday cash advances or allowed a form of payday cash advances under small loan laws. As of June 30, 2004, we operated in 29 of these 37 states under the standard business model and in one of these 37 states under the agency business model. We do not conduct business in the remaining seven of these 37 states or in the District of Columbia because we do not believe it is as economically attractive to operate in these jurisdictions due to specific legislative restrictions such as interest rate ceilings, an unattractive population density or unattractive location characteristics. The remaining 13 of the 50 states did not have laws specifically authorizing the payday cash advance business. As of June 30, 2004, we operated in four of these 13 states under the agency business model, serving as processing, marketing and servicing agent through our payday cash advance centers for four lending banks that make payday cash advances to their customers in those states.

        The states with specific payday cash advance laws have laws that generally govern the terms of the transaction and require certain consumer protections. Typically, the state laws limit the principal amount of a payday cash advance and set maximum fees and interest rates that customers may be charged. Some state regulations also limit a customer's ability to renew a payday cash advance and require various disclosures to consumers. State statutes often specify minimum and maximum maturity dates for payday cash advances and, in some cases, specify mandatory cooling-off periods between transactions. Our collection activities regarding past due payday cash advances are subject to consumer protection laws and state regulations relating to debt collection practices. In addition, some states restrict payday cash advance advertising content.

        During the last few years, legislation has been adopted in some states that prohibits or severely restricts payday cash advance services. For example, in May 2004, a new law became effective in Georgia that prohibits payday cash advance services in the state and restricts our ability to act as processing, marketing and servicing agent for a lending bank in the state. As a result, we have suspended operations in Georgia except for collections of outstanding payday cash advances made prior to such suspension on behalf of BankWest, the lending bank for whom we acted as processing, marketing and servicing agent in that state. In addition, Maryland adopted a law in 2001 that purports to prohibit agency relationships between banks and processors, marketers and servicers of payday cash advances. Many bills have also been introduced in state legislatures. In the first six months of 2004, such bills were introduced in Arizona, Georgia, Illinois, Iowa, Louisiana, Missouri, New Hampshire, Virginia, West Virginia and Wisconsin. In addition, Mississippi and Arizona have sunset provisions in their payday cash advance laws that require renewal of the laws by the state legislatures at periodic intervals. Future laws prohibiting payday cash advance services or making them unprofitable could be passed in any other state at any time or existing payday cash advance laws could expire or be amended, any of which would have a material adverse effect on our business, results of operations and financial condition.

        Statutes authorizing payday cash advance services typically provide state agencies that regulate banks and financial institutions with significant regulatory powers to administer and enforce the law. In most states, we are required to apply for a license, file periodic written reports regarding business operations, and undergo comprehensive state audits and examinations to ensure that we comply with applicable consumer protection and other laws. Under statutory authority, state regulators have broad discretionary power and may impose new licensing requirements, interpret or enforce existing regulatory requirements in different ways or issue new administrative rules, even if not contained in state statutes, that impact the way we do business. For example, in 2001, the Illinois Department of Financial Institutions promulgated a set of short-term lending rules that placed more severe restrictions on payday cash advance transactions than those contained in the Illinois statute under which the business was licensed and regulated. Although we were able to modify the terms of our payday cash advances and continue to operate in Illinois, we cannot assure you that similar actions in the future will not force us to terminate our operations in Illinois or in any other jurisdiction.

        In some cases, we may also rely on the interpretations of the staff of state regulatory bodies with respect to the laws and regulations of their respective jurisdictions. These staff interpretations generally cannot be relied upon as binding legal authority and may be subject to challenge in administrative or judicial proceedings. Additionally, as the staff of state regulatory bodies change, it is possible that their interpretations of applicable laws and regulations may also change and negatively affect our business.

        Additionally, state attorneys general, who monitor and protect the rights of consumers in the states, have begun to scrutinize the payday cash advance services industry. Some have taken legal action against providers as well as entities that act as processing, marketing and servicing agents for state-chartered banks that make payday cash advances. It is possible that state attorneys general may take additional actions against the industry in the future, which could have a material adverse effect on our business, results of operations and financial condition.

        Legislative or regulatory action in the states in which we operate could cause us to cease or suspend our operations in a state. If we were to close our payday cash advance centers in a state, we would incur closing costs such as severance payments and lease termination payments and we would have to write off assets that we could no longer use. If we were to suspend rather than permanently cease our operations in a state, we may also have continuing costs associated with maintaining our payday cash advance centers and our employees in that state, with little or no offsetting revenues. For example, we have decided to continue to maintain our 89 payday cash advance centers in Georgia for the foreseeable future until certain litigation currently pending in Georgia is resolved. See "—Legal Proceedings." From time to time, we may also choose to operate in a state even if legislation or regulations cause us to lose money on our operations in that state. The passage of a 2002 Indiana statute, for example, established a prohibitive rate structure for making payday cash advances in the state. Beginning on May 1, 2002, we provided payday cash advances in the state while experiencing a consistent loss in revenue until a new, less restrictive, law was passed in March 2004. Any of these actions or events could have a material adverse effect on our business, results of operations and financial condition.

        Over the past few years, consumer advocacy groups and certain media reports have advocated governmental and regulatory action to prohibit or severely restrict payday cash advances. The consumer groups and media reports typically focus on the cost to a consumer for a payday cash advance. The consumer groups and media reports typically characterize these payday cash advances as predatory or abusive toward consumers. If this negative characterization of payday cash advances becomes widely accepted by consumers, demand for payday cash advance services could significantly decrease, which could materially adversely affect our business, results of operations and financial condition. Negative perception of payday cash advances or other activities could also result in increased regulatory scrutiny and increased litigation. Additionally, negative perception of payday cash advances could encourage restrictive local zoning rules and make it more difficult to obtain government approvals necessary to open new payday cash advance centers. These trends could materially adversely affect our business, results of operations and financial condition.

Federal Regulation

        Our payday cash advance activities are subject to federal laws and regulations, such as the Truth-in-Lending Act (TILA), the Equal Credit Opportunity Act (ECOA), the Fair Credit Reporting Act (FCRA), the Gramm-Leach-Bliley Act (GLBA) and the regulations promulgated for each. Among other things, these laws require disclosure of the principal terms of each transaction to every customer, prohibit misleading advertising, protect against discriminatory lending practices and proscribe unfair credit practices. TILA and Regulation Z promulgated thereunder require disclosure of, among other things, the pertinent elements of consumer credit transactions, including the dollar amount of the finance charge and the charge expressed in terms of an APR. The ECOA prohibits creditors from discriminating against credit applicants on the basis of race, sex, age or marital status. Pursuant to Regulation B promulgated under the ECOA, creditors are required to provide consumers with certain disclosures regarding consumer rights and advise consumers whose credit applications are not approved of the reasons for the rejection. The FCRA requires creditors to provide certain information to consumers whose credit applications are not approved on the basis of a report obtained from a consumer reporting agency. The GLBA and its implementing regulations generally require us to protect the confidentiality of our customers' nonpublic personal information and to disclose to our customers our privacy policy and practices.

        Our marketing efforts and the representations we make about our payday cash advance services also are subject to federal and state unfair and deceptive practices statutes. The FTC enforces the Federal Trade Commission Act and the state attorneys general and private plaintiffs enforce the analogous state statutes. These statutes generally prohibit unfair or deceptive conduct.

        The FTC has not initiated any formal actions against us. However, in December 2002, the FTC requested that at least two payday cash advance providers, including us, respond to a series of questions and document requests concerning their operations. While it does not appear to us that the FTC intends to become more aggressive in regulating the payday cash advance services industry, these requests may indicate a desire by the FTC to become more involved in the policing and enforcement of the payday cash advance services industry in the future.

        Additionally, since 1999, various anti-payday cash advance legislation has been introduced in the U.S. Congress, with recent legislation specifically targeting the agency relationships between banks and payday cash advance companies. Congressional members continue to receive pressure from consumer advocates and other industry opposition groups to adopt such legislation. Any federal legislative or regulatory action that restricts or prohibits payday cash advance services or our activities as processing, marketing and servicing agent for the lending banks could have a material adverse impact on our business, results of operations and financial condition.

Regulation of the Agency Business Model

        As of June 30, 2004, we operated in five states under the agency business model, serving as processing, marketing and servicing agent through our payday cash advance centers for four lending banks that make payday cash advances to their customers in those states.

        Under federal banking law, a lending bank may "export" its lending interest rate on payday cash advances permitted by the state in which it is domiciled to consumers in other states and the state where the consumer is located cannot impose its usury law limitations on those payday cash advances. This "export" lending law allows the lending banks for whom we act as processing, marketing and servicing agent to export their domiciliary states' interest rates into the states in which we act as their agent. As of June 30, 2004, pursuant to our processing, marketing and servicing agreements with the lending banks, we are an agent for payday cash advances offered, made and funded by BankWest, a South Dakota bank, in Pennsylvania, First Fidelity Bank, a South Dakota bank, in Michigan, Republic Bank & Trust Company, a Kentucky bank, in North Carolina and Texas and Venture Bank, a Washington bank, in Arkansas. We also processed, marketed and serviced payday cash advances for BankWest in Georgia, but recently suspended operations in that state except for collections of outstanding payday cash advances made prior to such suspension. Currently, only state-chartered banks can be lending banks for payday cash advances, because the federal regulators for national banks and federal savings associations have effectively prohibited such banks and associations from participating in the payday cash advance services industry with agents.

        The four lending banks for whom we currently act as processing, marketing and servicing agent are subject to federal and state banking regulations. As FDIC insured, state-chartered banks, the lending banks are subject to supervision by the FDIC. Additionally, the lending banks are subject to regular examination by other state and federal regulatory authorities. Because of our contractual relationships with the lending banks, our own activities regarding the lending banks' payday cash advances are also subject to examination by the FDIC and these other regulatory authorities. To the extent an examination involves a review of the lending banks' payday cash advances and related processes, a regulatory authority may require us to provide information, grant access to our payday cash advance centers, personnel and records and alter our business practices or prevent the lending banks from providing payday cash advances using agents such as us. Any of these actions could have a material adverse impact on our business, results of operations and financial condition.

        In July 2003, the FDIC issued guidelines governing permissible agency arrangements between state-chartered banks and processing, marketing and servicing agents of the banks' payday cash advances, such as us. These guidelines address prudent risk-management practices regarding processing, marketing and servicing arrangements, capital requirements, allowances for loan losses and loan classifications, income recognition, collection recovery practices and compliance with consumer protection laws. If the FDIC's implementation of these guidelines or the promulgation of any additional guidelines were to ultimately restrict the ability of all or certain state-chartered banks (including the lending banks for whom we act as processing, marketing and servicing agent) to maintain relationships with payday cash advance processors, marketers and servicers (such as us), it would have a material adverse impact on our business, results of operations and financial condition. In addition, if state banking regulators were to take action to restrict the ability of all or certain state-chartered banks, including the lending banks for whom we act as processing, marketing and servicing agent, to provide payday cash advances, our distribution opportunities in those states where we operate as agent for a lending bank would be limited. This could have a material adverse impact on our business, results of operations and financial condition.

        Federal regulators have increasingly scrutinized agency relationships between banks and payday cash advance companies. During 2002 and 2003, for example, the Office of the Comptroller of the Currency (OCC), which supervises national banks, took actions to effectively prohibit certain national banks from offering and making small-denomination, short-term consumer loans, including payday cash advances, through the use of agents such as ourselves. After a notice of charges was issued in 2002 against Peoples National Bank, one of the lending banks whose payday cash advances we processed, marketed and serviced, we entered into a consent agreement with the OCC to terminate our agency relationships with that bank. Future actions against the lending banks whose payday cash advances we process, market and service could result in a significant interruption or curtailment of our business. Any such business disruption or curtailment would have a material adverse effect on our business, results of operations and financial condition.

        Lending banks for whom we act as processing, marketing and servicing agent may also have agency relationships with other processors, marketers and servicers of payday cash advances. Actions taken by these other processors, marketers and servicers of payday cash advances, over which we have no control, could cause a lending bank to lose its ability to make payday cash advances through an agent such as us, or could cause a lending bank to choose to terminate its relationship with us. Any such event could also have a material adverse effect on our business, results of operations and financial condition.

Local Regulation

        In addition to state and federal laws and regulations, our business is subject to various local rules and regulations such as local zoning regulations. These local rules and regulations are subject to change and vary widely from state to state and city to city. In 2004, for example, Columbia, South Carolina amended its Code of Ordinances to require that payday cash advance businesses obtain special use permits in order to conduct business in the city. Any actions taken in the future by local zoning boards or other governing bodies could have a material adverse effect on our business, results of operations and financial condition.

Legal Proceedings

        Our business is subject to lawsuits and regulatory proceedings which could generate adverse publicity and cause us to incur substantial expenditures. For example, processing, marketing and servicing payday cash advances as agent of a lending bank, such as what we do under the agency business model, has come under increasing legal and regulatory scrutiny at both the state and federal levels. The opposing parties in many of these lawsuits and proceedings maintain that payday cash advance companies, such as us, that process, market and service payday cash advances made by a lending bank should be regarded as the "true lenders" due to the agent services they provide and their participation and/or economic interests in the payday cash advances. Many of these opposing parties argue that payday cash advances made by banks using non-bank agents should be governed by the laws of the respective states in which the borrowers reside (i.e., they argue that there should be no "exporting" of interest rates). If payday cash advance companies, such as us, were held to be the lenders in any of these lawsuits, the fees and/or interest charged would violate most of the applicable states' usury laws, which impose maximum rates of interest or finance charges that a non-bank lender may charge. If any state or federal court were to conclude that the agency business model violated the applicable states' usury laws, the decision could have a material adverse effect on our business, results of operation and financial condition.

        We are involved in many active lawsuits, including lawsuits arising out of actions taken by state regulatory authorities. For example, in July 2002, the Industrial Loan Commissioner for Georgia issued an examination certificate to us seeking to investigate whether we had complied with the Georgia Industrial Loan Act. On August 2, 2002, we and BankWest, the lending bank for whom we acted as processing, marketing and servicing agent in Georgia, filed suit against the Commissioner in the Superior Court for Fulton County, Georgia seeking to enjoin him from enforcing the examination certificate. Later, the Commissioner served BankWest and us with administrative subpoenas seeking the production of loan documents, customer information and contractual and financial documentation relating to us regarding BankWest's payday advance program in Georgia. In our lawsuit against the Commissioner we are seeking a declaration that we, as BankWest's agent, BankWest and BankWest's payday cash advances in Georgia are exempt from the Georgia Industrial Loan Act and therefore, the Commissioner should be enjoined from enforcing the examination certificate and administrative subpoenas. The Superior Court issued an order granting a motion for summary judgment made by the Commissioner and denying our motion for summary judgment. This order has been appealed to and affirmed by the Georgia Court of Appeals. We have filed a Petition for Certiorari to the Georgia Supreme Court, which is pending. If the final ruling in this case is adverse to us it could have a material adverse effect on our business, results of operation and financial condition.

        In the Spring of 2004, Georgia adopted a statute that prohibits payday cash advance services in the state and restricts our ability to act as processing, marketing and servicing agent for a lending bank in the state, which statute became effective in May 2004. On April 9, 2004, we, along with BankWest and other banks and agents involved in providing payday cash advances in Georgia, filed an action in the U.S. District Court for the Northern District of Georgia against the Attorney General of Georgia, and the Georgia Secretary of State, seeking declaratory and injunctive relief. The relief sought is a declaration from the District Court that the recently passed Georgia anti-payday cash advance law is unconstitutional and is preempted by federal law and should not be enforceable against BankWest or us. After hearing oral arguments on our motion for injunctive relief, the District Court issued a temporary restraining order preventing the Georgia law from taking effect until May 15, 2004. Subsequently, on May 13, 2004, the District Court issued an order denying our motion for an injunction but extending the temporary restraining order until May 25, 2004. On May 25, 2004, upon expiration of the temporary restraining order, the Georgia law took effect. We have appealed the District Court's order to the U.S. Court of Appeals for the Eleventh Circuit and have submitted briefs to the Court of Appeals. On July 21, 2004, the Court of Appeals heard oral arguments on the appeal, and we are awaiting the decision of the Court of Appeals. We cannot predict when the Court of Appeals will issue a decision on our appeal. If we are unsuccessful in prosecuting this action, we may have to permanently cease all business operations in Georgia, which are currently suspended except for collections of outstanding payday cash advances made prior to such suspension on behalf of BankWest in that state. An adverse ruling could have a material adverse effect on our business, results of operations and financial condition.

        On March 10, 2003, Angela Glasscock, a customer of BankWest, the lending bank for whom we processed, marketed and serviced payday cash advances in Georgia, filed an adversary proceeding in the U.S. Bankruptcy Court for the Southern District of Georgia alleging that our subsidiary in Georgia was making payday cash advances in Georgia in violation of the Georgia Industrial Loan Act. The case is currently pending and awaiting a trial date. Although the amount in controversy in the case is only $350, the underlying claims of Ms. Glasscock, if agreed with by the Bankruptcy Court, could serve as a basis for future claims against us in Georgia, which could have a material adverse effect on our business, results of operations and financial condition.

        On August 6, 2004 Tahisha King and James E. Strong, who are customers of BankWest, the lending bank for whom we processed, marketed and serviced payday cash advances in Georgia, filed a putative class action lawsuit in the State Court of Cobb County, Georgia against us, our subsidiary in Georgia, William M. Webster, IV and several of our unnamed officers, directors, owners and "stakeholders", alleging many different causes of action, most notably that we have been making illegal payday loans in Georgia in violation of Georgia's usury law, the Georgia Industrial Loan Act and Georgia's Racketeer Influenced and Corrupt Organizations Act. The complaint states that BankWest is not the "true lender" on the loans. The complaint seeks compensatory damages, attorneys' fees, punitive damages and the trebling of any compensatory damages. An adverse ruling in this case could have a material adverse effect on our business, results of operations and financial condition.

        On July 27, 2004, John Kucan, Welsie Torrence and Terry Coates, who are all customers of Republic Bank & Trust Company, the lending bank for whom we process, market and service payday cash advances in North Carolina, filed a putative class action lawsuit in the General Court of the Superior Court Division for New Hanover County, North Carolina against us, our subsidiary that operates in North Carolina and William M. Webster, IV, our Chief Executive Officer, alleging that our subsidiary that operates in North Carolina was the "true lender" on the plaintiffs' payday cash advances and therefore the payday cash advances were made, administered and collected in violation of numerous North Carolina consumer protection laws. The lawsuit alleges that the relationship between our subsidiary that operates in North Carolina and Republic Bank & Trust Company is a "rent a charter" relationship and therefore the bank is not the "true lender" on the payday cash advances. The lawsuit seeks an injunction barring us from continuing to do business in North Carolina, the return of the principal amount of the payday cash advances made to the plaintiff class since August 2001, the return of any interest or fees associated with such advances, treble damages and other unspecified costs. If an adverse ruling is entered against us in this case it could have a material adverse effect on our business, results of operations and financial condition.

        On December 10, 2003, we received a letter from the Attorney General of West Virginia raising concerns that some of our collection practices may violate the West Virginia Consumer Credit and Protection Act. Although we do not currently have operations in West Virginia, some West Virginia residents visit our payday cash advance centers in states bordering West Virginia in order to obtain payday cash advances. Since receiving the Attorney General's letter we have discontinued collection visits in West Virginia and pursue our collections there through phone calls and letters to customers. If we cannot collect our payday cash advances from residents of states where we do not conduct operations, our business, results of operations and financial condition could be materially adversely affected.

        We are a defendant in a putative class-action lawsuit commenced by two of our former customers, Wendy Betts and Donna Reuter, in Florida. The action was filed in February 2001 in the Circuit Court of Palm Beach against our subsidiary, McKenzie Check Advance of Florida, LLC and certain other parties. The lawsuit alleges that we engaged in unfair and deceptive trade practices and violated the Florida criminal usury statute, the Florida Consumer Finance Act, and Florida's Racketeer Influenced and Corrupt Organizations Act. We successfully moved to have Ms. Reuter's case sent to arbitration and were awarded summary judgment as to Ms. Betts' claims. The order in Ms. Reuter's case is currently on appeal to the Florida Supreme Court and the order in Ms. Betts' case was reversed on August 11, 2004 by Florida's Fourth District Court of Appeals. While we plan to appeal the Fourth District Court of Appeals' ruling, we cannot assure you that we will prevail in this case. The suit seeks unspecified damages, and we could be required to refund fees and/or interest collected, refund the principal amount of payday cash advances, pay multiple damages and pay other monetary penalties. An adverse ruling in this case could have a material adverse effect on our business, results of operations and financial condition.

        We are a defendant in a lawsuit brought on behalf of a putative class of persons by a former customer, Lois Bennett, in Tennessee. Ms. Bennett on behalf of herself and others alleges that our subsidiary, McKenzie Check Advance LLC, violated the terms of a class-action settlement order by wrongfully collecting fees and advances from the class members during a period of time when collections were allegedly prohibited. After a hearing, a trial judge ruled in our favor. However, on appeal, the Tennessee Court of Appeals reversed the findings of the trial judge and remanded the case for further findings of fact. The suit seeks unspecified damages, and we could be required to refund fees and advances collected and to pay other monetary penalties. Although we believe we are entitled to indemnification from the sellers of the National Cash Advance group of affiliated companies for losses in connection with this case, an adverse ruling in this case could have a material adverse effect on our business, results of operations and financial condition.

        We are also involved in other litigation and administrative proceedings. This litigation includes employee claims for workers' compensation, wrongful termination, harassment, discrimination, payment of wages due and customer claims relating to collection practices and violations of state and/or federal consumer protection laws. We are likely to be subject to further litigation and proceedings in the future. The consequences of an adverse ruling in any current or future litigation or proceeding may include our obligation to refund fees and/or interest collected on payday cash advances, to refund the principal amount of payday cash advances, to pay treble or other multiple damages and to pay monetary penalties. We may also be subject to adverse publicity. Defense of any lawsuits or proceedings, even if successful, would require substantial time and attention of our senior officers and other management personnel that would otherwise be spent on other aspects of our business and would require the expenditure of significant amounts for legal fees and other related costs. Any of these events could have a material adverse effect on our business, results of operations and financial condition.

MANAGEMENT

Directors and Executive Officers

        The table below sets forth the names, ages and positions of our directors and executive officers as of August 11, 2004:

Name	Age	Position
George D. Johnson, Jr.	62	Chairman of the Board and Director
William M. Webster, IV	46	Chief Executive Officer and Director
John T. Egeland	50	President
John I. Hill	51	Executive Vice President and Chief Financial Officer
Claire L. Arnold	57	Director
Stephen K. Benjamin	34	Director
Robert H. Chapman, III	53	Director
Thomas E. Hannah	66	Director
W. Olin Nisbet	40	Director

        George D. Johnson, Jr. is one of our co-founders and has served as a director since our inception in 1997. Mr. Johnson has served as the Chairman of our board of directors since July 2004. Mr. Johnson is our largest stockholder and has over 30 years of experience developing and managing various businesses. Mr. Johnson has served as Chief Executive Officer and a director of Extended Stay America, Inc. from January 1995 through May 2004. Mr. Johnson is the former President of the Consumer Products Division of Blockbuster Entertainment Group, a division of Viacom Inc. In this position he was responsible for all U.S. video and music locations. He was formerly the managing general partner of WJB Video, the largest Blockbuster franchisee that developed over 200 video locations prior to a merger with Blockbuster in 1993. Mr. Johnson is also the managing member of American Storage, LLC, a chain of 28 self-storage facilities located in the Carolinas and Georgia. He formerly served as a director of Viacom Inc., AutoNation, Inc., Blockbuster Entertainment Corporation and Norfolk Southern Corporation and as Chairman of the Board of Home Choice Holdings, Inc. Mr. Johnson currently serves on the board of directors of Boca Resorts, Inc. and Duke Energy Corporation. He has also served as Chairman of the Board of Johnson Development Associates, Inc., a real estate management, leasing and development company controlling approximately four million square feet of commercial, retail and industrial property located in the Carolinas and Georgia, since it was founded in 1986. Mr. Johnson practiced law in Spartanburg, South Carolina from 1967 until 1986 and served three terms in the South Carolina House of Representives.

        William M. Webster, IV co-founded our company with Mr. Johnson. Mr. Webster has served as our Chief Executive Officer since our inception, and had served as Chairman of our board of directors from July 1997 until July 2004, when Mr. Johnson was elected to serve as our Chairman. From May 1996 to May 1997, Mr. Webster served as Executive Vice President of Education Management Corporation and was responsible for corporate development, human resources, management information systems, legal affairs and government relations. From October 1994 to October 1995, Mr. Webster served as Assistant to the President of the United States and Director of Scheduling and Advance. Mr. Webster served as Chief of Staff to U.S. Department of Education Secretary Richard W. Riley from January 1993 to October 1994. From November 1992 to January 1993, Mr. Webster was Chief of Staff to Richard W. Riley as part of the Presidential Transition team. From 1983 to 1992, Mr. Webster served as President of Carabo, Inc., which owned and operated 27 Bojangles Chicken and Biscuit restaurants in South Carolina. Mr. Webster currently serves on the board of directors of LKQ Corporation.

        John T. Egeland served as our Chief Financial Officer from January 1999 to January 2000 and has served as our President since January 2000. Prior to joining Advance America, Mr. Egeland served a total of nine years with Associates First Capital Corporation, a consumer finance company, most recently as Senior Vice President of Corporate Finance. Mr. Egeland has served in a number of executive management positions, with his focus being strategic development, financial reengineering and transition planning and implementation. From June 1998 to December 1998, Mr. Egeland served as Chief Financial Officer of Home Choice, Inc., from April 1997 to December 1997, Mr. Egeland served as Executive Vice President and Chief Financial Officer of Centex Corp., from August 1993 to August 1995, Mr. Egeland served as President of Gemini Exploration Co. and from September 1989 to August 1993, Mr. Egeland served as Executive Vice President and Chief Investment Officer of NorthPark Bank. From 1977 to 1982, Mr. Egeland was employed with National City Bank.

        John I. Hill has served as our Executive Vice President and Chief Financial Officer since January 2002. From July 1999 to December 2001, Mr. Hill was Executive Vice President and Chief Financial Officer of DHI, Inc., a consolidation of four companies providing staffing, security and contract services in sixteen states. Mr. Hill's other positions have included serving from April 1998 to April 1999, as Senior Vice President and Chief Financial Officer of Enterprise Computer Systems, a vertically integrated software and business-to-business e-commerce provider to the shelter industry, from May 1996 to April 1998 as Executive Vice President and Chief Financial Officer of Phoenix Wireless Group, a switching software and wireless local loop service provider in international markets and from December 1992 to May 1996 as Vice President and Chief Financial Officer of Dial Call Communications, Inc. From 1979 through 1991, Mr. Hill worked with KPMG Peat Marwick.

        Claire L. Arnold has served as a director since July 2004. Ms. Arnold was a co-founder of Leapfrog Services, Inc., an information technology outsourcing company, and has served as its Chief Executive Officer since June 1998. Ms. Arnold currently serves on the board of directors of Ruby Tuesday, Inc. and Schweitzer-Mauduit International, Inc. From 1997 to 2004, Ms. Arnold served on the board of directors of International Multifoods, Inc.

        Stephen K. Benjamin has served as a director since July 2004. Mr. Benjamin is the founder of and a principal in The Law Offices of Stephen K. Benjamin, P.A., a business law firm located in Columbia, South Carolina, and has served as a practicing attorney since September 2001. From January 1999 to September 2001, Mr. Benjamin served as the Director of the South Carolina Department of Probation, Parole, and Pardon Services.

        Robert H. Chapman, III has served as a director since July 2004. Since December 2003, Mr. Chapman has served as the Chairman of the Board and Chief Executive Officer of Inman Mills, a textile manufacturer. Prior to becoming its Chief Executive Officer, Mr. Chapman served as the President and Treasurer of Inman Mills from January 1991 to December 2003. Since November 2003, Mr. Chapman has served as the Chief Executive Officer of Bumper2Bumper Media, Inc., an advertising and marketing company. Mr. Chapman also serves as a director of Bumper2Bumper Media, Inc. Mr. Chapman currently serves on the board of directors of Tuscarora Yarns, Inc. and the South Carolina Advisory Board of Liberty Mutual Insurance Company.

        Thomas E. Hannah has served as a director since July 2004. Since September 1999, Mr. Hannah has served as the President and Chief Executive Officer of USLC, Southport Sourcing, a manufacturer of men's garments. Mr. Hannah currently serves on the board of directors of Carolina Dye Works.

        W. Olin Nisbet has served as a director since July 2004. Mr. Nisbet is a founding partner of Lions Gate Capital, LLC, an asset management firm, and has served as a Portfolio Manager since the firm's inception in 2004. From 2002 to 2004, Mr. Nisbet served as an Analyst for Porter, Felleman, Inc., an investment management company. From 1992 to 2001, Mr. Nisbet was employed by Morgan Stanley's Investment Banking Department, most recently as an Executive Director. Mr. Nisbet currently serves on the board of directors of Starlite Media, LLC.

Board of Directors

        Our bylaws provide that our board of directors will consist of the number of directors as may be fixed from time to time by resolution of our board of directors. Our current board of directors consists of seven persons.

        The rules of the New York Stock Exchange, or the NYSE, require us to appoint at least a majority of directors who are "independent," as defined under the applicable rules of the NYSE, within one year of listing. Our board of directors has determined that Ms. Arnold and Messrs. Chapman, Hannah and Nisbet, constituting a majority of our directors, are "independent" under the applicable rules of the NYSE.

Committees of the Board of Directors

        We have established the following committees of the board of directors. Our board of directors may also establish various other committees to assist it in its responsibilities.

        Audit committee.    Our board of directors has established an audit committee to assist the board in fulfilling its responsibilities for general oversight of the integrity of our consolidated financial statements, compliance with legal and regulatory requirements, the independent auditors' qualifications and independence, the performance of independent auditors and our internal audit function, and risk assessment and risk management. The duties of the audit committee include:

  •
  appointing, evaluating and determining the compensation of our independent auditors;

  •
  reviewing and approving the scope of the annual audit, the audit fee and the financial statements;

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  reviewing disclosure controls and procedures, internal control over financial reporting, the internal audit function and corporate policies with respect to financial information;

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  reviewing other risks that may have a significant impact on our financial statements;

  •
  preparing the audit committee report for inclusion in the annual proxy statement;

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  establishing procedures for the receipt, retention and treatment of complaints regarding accounting and auditing matters; and

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  evaluating annually the audit committee charter and the committee's performance.

        The audit committee has the authority to obtain advice and assistance from, and receive appropriate funding from us for, outside legal, accounting or other advisors as the audit committee deems necessary to carry out its duties.

        The audit committee consists of Messrs. Chapman, Hannah and Nisbet, with Mr. Hannah serving as Chairman. The board of directors has determined that each of the audit committee members is an "independent" director as defined under the applicable rules of the NYSE and section 10A-3 of the Securities Exchange Act of 1934, as amended (Exchange Act).

        Nominating and corporate governance committee.    The nominating and corporate governance committee's responsibilities will include:

  •
  identifying and recommending to our board of directors individuals qualified to serve as our directors and as members of committees of the board of directors;

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  developing and annually reviewing our corporate governance principles;

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  advising our board of directors with respect to the structure and membership of other board committees;

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  annually reviewing director compensation and benefits;

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  overseeing the annual self-evaluations of our board and its committees; and

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  evaluating annually the nominating and corporate governance committee charter and the committee's performance.

        The nominating and corporate governance committee consists of Ms. Arnold, as Chairman, and Messrs. Benjamin and Hannah.

        Compensation committee.    Our compensation committee discharges the board's responsibilities relating to compensation of our Chief Executive Officer and other executive officers, will produce an annual report on executive compensation for inclusion in our annual proxy statement and provides general oversight of compensation structure, including our equity compensation plans and benefit programs. Other specific duties and responsibilities of the compensation committee include:

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  reviewing and approving objectives relevant to executive officer compensation;

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  evaluating performance and determining the compensation of our Chief Executive Officer and other executive officers in accordance with those objectives;

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  approving employment agreements for executive officers;

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  approving and amending our equity compensation plans (subject to stockholder approval, if required); and

  •
  evaluating annually the compensation committee's charter and the committee's performance.

The compensation committee consists of Mr. Chapman, as Chairman, Ms. Arnold and Mr. Nisbet.

Compensation Committee Interlocks and Insider Participation

        None of the members of the compensation committee is or has ever been one of our officers or employees. No interlocking relationship exists between our board of directors or compensation committee and the board of directors or compensation committee of any other entity, nor has any interlocking relationship existed in the past.

Compensation of Directors

        Through July 21, 2004, our directors received compensation in the amount of $150,000 per year for their services as members of our board of directors. Effective July 21, 2004, our directors other than the Chairman of the Board and our Chief Executive Officer are entitled to receive $50,000 per year and $1,000 per meeting of the board. We also plan to grant restricted stock to each of our non-employee directors, other than the Chairman of the Board, under our 2004 Omnibus Stock Plan, an equity-based compensation plan, effective upon the consummation of this offering. The initial grant for each non-employee director, other than the Chairman of the Board, is anticipated to be for restricted stock valued at $30,000 based on the initial public offering price, one-third of which will vest on each of the first three anniversaries of the date of grant.

Compensation of Executive Officers

        The following table sets forth information on compensation earned by Mr. Webster, who served as our Chief Executive Officer during our 2003 fiscal year, and each of our other executive officers for the fiscal year ended December 31, 2003. We refer to these three executive officers as our named executive officers.

Summary Compensation Table

	Annual Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)(1)	All Other Compensation ($)(2)
William M. Webster, IV Chief Executive Officer	2003	350,000	150,000	—	150,000
John Egeland President	2003	319,616	150,000	—	—
John I. Hill Executive Vice President and Chief Financial Officer	2003	225,000	125,000	—	—

(1)
SEC rules do not require the reporting of perquisites and other personal benefits to the extent that the aggregate amount of such compensation is the lesser of either $50,000 or 10% of the total annual salary and bonus reported for each named executive officer. Mr. Webster and his family have made personal use of our corporate aircraft. Although we believe that the value of such use is less than $50,000, we are voluntarily reporting in this footnote that the estimated incremental cost to us of such use was approximately $9,100.
(2)
Includes directors fees paid to Mr. Webster of $150,000 for serving on our board of directors.

Equity Incentive Plans

  Stock Option Plan

        The Stock Option Plan was adopted in September 1997. We terminated this plan in 2002 and repurchased substantially all of the options issued under this plan in November 2002 and repurchased the remaining options in 2003. The resulting payments to our named executive officers were $4,173,861 to Mr. Webster and $3,449,443 to Mr. Egeland. We have not granted any options following the November 2002 cash-out.

  2004 Omnibus Stock Plan

        In connection with this offering, our board of directors has adopted and our stockholders have approved a new 2004 Omnibus Stock Plan, or the Omnibus Plan. There are several types of awards that may be granted under the Omnibus Plan, including stock options (both incentive stock options, or ISOs, within the meaning of Section 422 of the Internal Revenue Code and nonqualified options, which are options that do not qualify as ISOs), stock appreciation rights, restricted stock, phantom stock, stock bonus awards and other equity-based awards valued in whole or in part by reference to, or otherwise based on, our common stock. A total of 4,250,000 shares of common stock are currently reserved for issuance under the Omnibus Plan, subject to equitable adjustment upon certain corporate transactions or events. Shares subject to an award that remain unissued upon the cancellation or termination of the award will again become available for award under the Omnibus Plan. Shares subject to an award that are retained by us as payment of the exercise price or tax withholding obligations, previously owned shares surrendered to us as payment of the exercise price of an option and shares surrendered to us to satisfy tax withholding obligations shall also become available for award under the Omnibus Plan. In addition, to the extent an award is paid or settled in cash, the number of shares previously subject to the award shall again be available for award under the Omnibus Plan.

        The Omnibus Plan will be administered by our compensation committee. Our officers, employees and non-employee directors and third-party consultants are eligible to receive awards under the Omnibus Plan at the discretion of the compensation committee. Awards made under the plan will become exercisable or otherwise vest at the times and upon the conditions that the compensation committee may determine. The compensation committee has the authority to accelerate the vesting and/or exercisability of any outstanding award at such times and under such circumstances as it deems appropriate. The Omnibus Plan may be amended by our board, subject to stockholder approval where necessary to satisfy legal or regulatory requirements. The Omnibus Plan will terminate not later than the tenth anniversary of its adoption. Awards granted before the termination of the Omnibus Plan may extend beyond that date in accordance with their terms.

        The Omnibus Plan is intended to permit the grant of performance-based compensation within the meaning of Section 162(m) of the Internal Revenue Code, which generally limits the deduction that we may take for compensation of our five most senior executive officers. Under Section 162(m), certain compensation, including compensation based on the attainment of performance goals, will not be subject to this limitation if certain requirements are met. The vesting of awards that are intended to qualify as performance-based compensation may be based upon business criteria such as return on total stockholder equity, earnings or book value per share of common stock, net income (before or after taxes), earnings before all or any interest, taxes, depreciation and/or amortization, return on assets, capital or investment, market share, cost reduction goals, earnings from continuing operations, levels of expense, costs or liabilities, operating profit, sales or revenues, stock price appreciation, total stockholder return, implementation or completion of critical projects or processes or combinations of those criteria.

        Contemporaneously with the closing of this offering, we intend to issue restricted shares of common stock to Messrs. Webster, Egeland and Hill and to our non-employee directors, other than the Chairman of the Board, which assuming an initial public offering price of $[    ] per share (the midpoint of the price range set forth on the cover of this prospectus), will result in the issuance of [            ] shares of common stock to Mr. Webster, [            ] shares of common stock to Mr. Egeland, [            ] shares of common stock to Mr. Hill and [            ] shares of common stock to each of our non-employee directors, other than the Chairman of the Board. This restricted stock will generally vest over a three-year period, with one-third vesting in each year. During the restricted period, the holder will have the right to receive dividends and exercise voting rights.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth information regarding beneficial ownership of our common stock as of August 11, 2004, and as adjusted to reflect the sale of our common stock in this offering for:

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  each of our directors;

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  each of our named executive officers;

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  all of our executive officers and directors as a group;

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  each person known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock; and

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  other selling stockholders.

We have determined beneficial ownership in accordance with the rules and regulations of the SEC.

        The percentage of beneficial ownership of our common stock before this offering is based on 75,587,525 shares of our common stock outstanding as of August 11, 2004. We had 52 beneficial owners of our common stock as of that date. The percentage of beneficial ownership of our common stock after the completion of this offering is based on [            ] shares of our common stock outstanding after the completion of this offering, assuming no exercise of the underwriters' over-allotment option. Approximately $83.8 million of the proceeds we receive from this offering will be used to repay our subordinated debt, approximately $41.2 million of which is held, directly or indirectly, by 22 of our selling stockholders.

        We believe that each stockholder named in the table has sole voting and investment power with respect to the shares beneficially owned by the stockholder. Unless otherwise indicated, the address of each of our directors and named executive officers and of each beneficial owner of more than 5% of the outstanding shares of our common stock listed in the table below is: c/o Advance America, Cash Advance Centers, Inc., 135 North Church Street, Spartanburg, South Carolina 29306.

					Shares Beneficially Owned after Offering Assuming no Exercise of the Over- allotment Option		Shares Beneficially Owned after Offering Assuming Full Exercise of the Over-allotment Option
				Shares Being Offered in the Over- allotment Option (1)
	Shares Beneficially Owned Prior to Offering		Number of Shares to Be Sold in the Offering
Name
	Number	Percent			Number	Percent	Number	Percent
Directors and Executive Officers:
Claire L. Arnold	—	—					(2)
Stephen K. Benjamin	—	—
Robert H. Chapman, III	—	—					(2)
John T. Egeland	94,615	*					(2)
Thomas E. Hannah	—	—					(2)
John I. Hill	—	—					(2)
George D. Johnson, Jr. (3)	14,598,800	19.3
W. Olin Nisbet	—	—					(2)
William M. Webster, IV (4)	6,049,500	8.0					(2)
All directors and executive officers as a group (9 persons)	20,742,915	27.4
5% or More Stockholders:
Dean L. Buntrock (5)	7,551,150	9.9
AAI/GDJ, III Trust dated 4/21/98 (6)	6,060,000	8.0
AAI/SPJ Trust dated 4/21/98 (7)	6,060,000	8.0
Brenda B. McKenzie (8)	5,914,225	7.8

Other Selling Stockholders:
Lindsay L. Webster (9)	3,138,200	4.2
Rosemarie Buntrock (10)	3,054,050	4.0
SHJ Advance Holdings, LLC	3,030,000	4.0
Susan Phifer Johnson Revocable Trust dated July 17, 2001 (11)	3,000,000	4.0
Irrevocable Trust dated March 15, 1999 (12)	2,932,300	3.9
Grandchild's Trust #2 UID 12/16/85	1,255,250	1.7
DCB Advance Holdings, LLC (13)	1,210,000	1.6
Clayton R. Buntrock	1,172,350	1.6
Dean L. Buntrock Grandchildren's Trust dated January 1, 1997 (14)	1,118,200	1.5
Charley Buntrock Zeches (15)	826,050	1.1
John P. Nuzzo	733,450	1.0
Brannon Holdings, LLC	605,000	*
Saybrook Investments, LLC	605,000	*
Elizabeth Ann Stephens Campbell Revocable Trust UID 8/25/92 (16)	523,350	*
Pamela Diane Stephens Trust One UID 4/10/92	523,350	*
W.R. Stephens, Jr. Revocable Trust UID 2/19/93 (17)	523,350	*
Margot Weinstein (18)	447,300	*
Ashley E. McKenzie Family Trust dtd 10/30/97 (19)	441,200	*
Shasta K. McKenzie Family Trust dtd 10/30/97 (19)	441,200	*
Steve A. McKenzie, Jr. Family Trust dtd 10/30/97 (19)	441,200	*
Trust U/A Steve A. McKenzie dtd 12/23/93 f/b/o Ashley E. McKenzie (19)	332,100	*
Trust U/A Steve A. McKenzie dtd 12/23/93 f/b/o Shasta E. McKenzie (19)	332,100	*
Trust U/A Steve A. McKenzie dtd 12/23/93 f/b/o Steve A. McKenzie, Jr. (19)	332,100	*
Robert M. Edsel	315,384	*
Warren & Harriet Stephens Children's Trust UID 9/30/87	313,950	*
Donovan A. Langford III	223,650	*
Mark Hauser	183,000	*
Mercer Reynolds	152,600	*
Frank Fowler	152,250	*
Tom Beard	122,250	*
Curtis F. Bradbury	122,250	*
Darryl M. Weaver (20)	99,100	*
John C. Stophel, as Custodian f/b/o Ashley E. McKenzie TUTMA (19)	75,850	*
Shasta K. McKenzie	75,850	*
Term Trust U/A Steven A. McKenzie, Jr. dtd 2/23/04 (19)	75,850	*

Bob Carl	60,750	*
Douglas H. Martin	56,750	*
Donald J. Wright	56,350	*
Andrew Stafford-Deitsch	46,100	*
Rob Palumbo	30,750	*
Garth Martin	23,050	*
Jerry Robinson	16,850	*
K. Rick Turner	5,850	*
Gerald Lewis	2,950	*

*
Less than 1% of the outstanding common stock.

(1)
Assumes full exercise of the underwriters' over-allotment option.
(2)
Includes shares of restricted common stock to be granted on the closing date of this offering, assuming an initial public offering price of $[    ] per share, which is the midpoint of the price range set forth on the cover of this prospectus, to the following persons in the following estimated amounts: Ms. Arnold [    ] shares of common stock, Mr. Chapman [    ] shares of common stock, Mr. Egeland [    ] shares of common stock, Mr. Hannah [    ] shares of common stock, Mr. Hill [    ] shares of common stock, Mr. Nisbet [    ] shares of common stock and Mr. Webster [    ] shares of common stock. This restricted stock will generally vest over a three-year period, with one-third vesting in each year. During the restricted period, the holder will have the right to receive dividends and exercise voting rights.
(3)
The shares shown as beneficially owned by George D. Johnson, Jr. are held by the George Dean Johnson, Jr. Revocable Trust dated July 17, 2001, for which Mr. Johnson is the grantor and beneficiary and serves as trustee. The shares shown do not include shares held by the Susan Phifer Johnson Revocable Trust dated July 17, 2001, as to which Mr. Johnson' s wife is the grantor and beneficiary but not the trustee, and do not include shares held by the Irrevocable Trust dated March 15, 1999, for which Mr. Johnson serves as trustee. Mr. Johnson disclaims beneficial ownership in each of these trusts.
(4)
The shares shown do not include shares held by Mr. Webster's wife, Lindsay L. Webster, for which Mr. Webster disclaims beneficial ownership.
(5)
The principal address of Dean L. Buntrock is Suite 2242, Oakbrook Terrace Tower, One Tower Lane, Oakbrook Terrace, Illinois 60181. The shares shown do not include shares held by Mr. Buntrock's wife, Rosemarie Buntrock, for which Mr. Buntrock disclaims beneficial ownership.
(6)
The trustee of the AAI/GDJ, III Trust dated 4/21/98 is Dan C. Breeden, Jr. and the beneficiary of the trust is a child of George D. Johnson, Jr. The address of the trust is c/o Dan C. Breeden, Jr., Trustee, 961 E. Main Street, Spartanburg, South Carolina 29302. Mr. Breeden disclaims beneficial ownership of these shares. Mr. Breeden is employed by a company controlled by George D. Johnson, Jr.
(7)
The trustee of the AAI/SPJ Trust dated 4/21/98 is Dan C. Breeden, Jr. and the beneficiary of the trust is a child of George D. Johnson, Jr. The address of the trust is c/o Dan C. Breeden, Jr., Trustee, 961 E. Main Street, Spartanburg, South Carolina 29302. Mr. Breeden disclaims beneficial ownership of these shares.
(8)
The address of Brenda B. McKenzie is 3555 Keith Street, Suite 107, Cleveland, Tennessee 37312.
(9)
The shares shown do not include shares held by Mrs. Webster's husband, William M. Webster, IV, for which Mrs. Webster disclaims beneficial ownership.
(10)
The shares shown do not include shares held by Mrs. Buntrock's husband, Dean L. Buntrock, for which Mrs. Buntrock disclaims beneficial ownership.
(11)
The trustee of the Susan Phifer Johnson Revocable Trust dated July 17, 2001 is Dan C. Breeden, Jr. Susan P. Johnson, the grantor and beneficiary of the Susan Phifer Johnson Revocable Trust dated July 17, 2001, is the wife of George D. Johnson, Jr. Mr. Breeden disclaims beneficial ownership of these shares.
(12)
The trustee of the Irrevocable Trust dated March 15, 1999 is George D. Johnson, Jr. and the beneficiaries of the trust are the children of William M. Webster, IV. Mr. Johnson disclaims beneficial ownership of these shares.
(13)
The President and Manager of DCB Advance Holdings, LLC is Dan C. Breeden, Jr. The shares of common stock shown do not include shares held by the AAI/GDJ, III Trust dated 4/21/98, the AAI/SPJ Trust dated 4/21/98 or the Susan Phifer Johnson Revocable Trust dated July 17, 2001, each of which Mr. Breeden serves as trustee. Mr. Breeden disclaims beneficial ownership of the shares held by these trusts.

(14)
The co-trustee of the Dean L. Buntrock Grandchildren's Trust dated January 1, 1997 are Margot Weinstein and Charley Buntrock Zeches. Ms. Buntrock and Ms. Zeches disclaim beneficial ownership of the shares held by the trust.
(15)
The shares shown do not include shares held by the Dean L. Buntrock Grandchildren's Trust dated January 1, 1997, for which Charley Buntrock Zeches serves as co-trustee.
(16)
The trustee of the Elizabeth Ann Stephens Campbell Revocable Trust UID 8/25/92 is Elizabeth S. Campbell.
(17)
The trustee of the W. R. Stephens, Jr. Revocable Trust UID 2/19/93 is W.R. Stephens, Jr.
(18)
The shares shown do not include shares held by the Dean L. Buntrock Grandchildren's Trust dated January 1, 1997, for which Margot Weinstein serves as co-trustee.
(19)
John C. Stophel is the trustee of the Ashley E. McKenzie Family Trust dtd 10/30/97, the Shasta K. McKenzie Family Trust dtd 10/30/97, the Steve A. McKenzie, Jr. Family Trust dtd 10/30/97, the Trust U/A Steve A. McKenzie dtd 12/23/93 f/b/o Ashley E. McKenzie, the Trust U/A Steve A. McKenzie dtd 12/23/93 f/b/o Shasta K. McKenzie, the Trust U/A Steve A. McKenzie dtd 12/23/93 f/b/o Steve A. McKenzie, Jr., and the Term Trust U/A Steve A. McKenzie, Jr. dtd 2/23/04. Mr. Stophel is also Custodian f/b/o Ashley E. McKenzie TUTMA. Mr. Stophel disclaims beneficial ownership of the shares held by each of these trusts for which he serves as the custodian or trustee.
(20)
Darryl M. Weaver is employed by us as Executive Vice-President and zone director.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        In 2001, we entered into a capital lease expiring in 2016 with Church & Commerce, LLC, as lessor, for a building in Spartanburg, South Carolina, that we use as our corporate headquarters. Church and Commerce, LLC is a special purpose entity, which is consolidated in our consolidated financial statements. Church & Commerce, LLC is a limited liability company whose members include, directly or indirectly, George D. Johnson, Jr. (who is the Chairman of our Board of Directors and our largest stockholder), various trusts established for the benefit of members of Mr. Johnson's family, William M. Webster, IV (who is our Chief Executive Officer and one of our directors), John T. Egeland (who is our President), Dean L. Buntrock (who is one of our former directors), Brenda B. McKenzie (who is one of our former directors) and certain other of our stockholders, all of whom are selling stockholders in this offering. See "Principal and Selling Stockholders." Church & Commerce, LLC is managed by Johnson Development Associates, Inc., which is controlled by both Mr. Johnson and trusts established for the benefit of his children. We paid Church & Commerce, LLC approximately $125,000 in 2001, $1.0 million in 2002, $1.0 million in 2003, and $501,000 in the first six months of 2004. We are currently in discussions with Church & Commerce, LLC regarding our acquisition of our headquarters building. We would acquire the building simultaneously with the closing of this offering. We expect to pay the acquisition price by issuing approximately [        ] shares of our common stock, based on the assumed initial public offering price of our common stock of $[        ] per share (the midpoint of the price range set forth on the cover of this prospectus).

        In connection with the operation of our business, we have leased airplanes and hangar space from Wyoming Associates, Inc., a company owned by Mr. Johnson, and we leased an airplane from Mr. Buntrock. We paid approximately $1.1 million in 2001, $1.3 million in 2002, $1.1 million in 2003 and $546,000 in the first six months of 2004 for the airplanes we leased from Wyoming Associates, Inc. Hangar lease payments totaled approximately $39,000 in the first six months of 2004 and $79,000 in each of the three full prior years. We paid approximately $0 in 2001, $0 in 2002, $0 in 2003 and $353,000 for the first six months of 2004 for the airplane we leased from Mr. Buntrock. We are currently in discussions with Mr. Johnson regarding our acquisition of the two airplanes that we currently lease from Wyoming Associates, Inc. We would acquire the two airplanes simultaneously with the closing of this offering. We expect to pay the acquisition price by issuing approximately [        ] shares of our common stock, based on the assumed initial public offering price of our common stock of $[        ] per share (the midpoint of the price range set forth on the cover of this prospectus). We have given notice of our intent to terminate our aircraft lease with Mr. Buntrock effective as of September 1, 2004.

        We also have operating leases for four of our payday cash advance centers, one of which was terminated in 2002, and warehouse space from companies controlled by or affiliated with Mr. Johnson and members of his family. Total lease payments and related expenses for these leases were approximately $191,000 in 2001, $176,000 in 2002, $237,000 in 2003 and $118,000 for the first six months of 2004.

        We engaged The Law Offices of Stephen K. Benjamin, P.A., of which Stephen K. Benjamin is a principal and founder, in connection with certain legal and consulting matters for which we paid fees and expenses of $56,000 in 2001, $65,000 in 2002 and $10,000 in 2003. Mr. Benjamin became one of our directors in July 2004. In addition, in August 2003, we sold a financial services business to a company controlled by Mr. Benjamin in exchange for a $37,550 promissory note, which was guaranteed by Mr. Benjamin. As of July 30, 2004, Mr. Benjamin disposed of his interest in this company and, in connection therewith, was released from his guarantee of the promissory note. We also extended a $25,000 line-of-credit to that company, which was guaranteed by Mr. Benjamin and which was repaid in 2003.

        We and our current stockholders are parties to a stockholders agreement that will terminate immediately prior to the consummation of this offering. This agreement governs such matters as nominations to our board of directors, corporate governance issues, the transfer of shares of our common stock, registration rights and our status as an S corporation. The selling stockholders are offering their common stock in this offering pursuant to the registration rights provisions of the stockholders agreement.

        Upon consummation of this offering, [    ], [    ], [    ], [    ] and [    ] will enter into a registration rights agreement with us. Pursuant to that agreement, and after the lock-up agreements pertaining to this offering expire 180 days from the date of this prospectus, we will register under the Securities Act all or a portion of the [        ] shares of our common stock owned by the stockholders who are a party to that registration rights agreement.

        National cash advance subordinated debt.    As part of the consideration for our acquisition of the National Cash Advance group of affiliated companies in 1999, we issued the National Cash Advance subordinated debt, which is unsecured and subordinate to our credit facility. An aggregate of approximately $42.2 million of this debt is currently outstanding. Included in this debt are notes payable to Brenda B. McKenzie, notes payable to certain trusts for the benefit of Ashley E. McKenzie, Brenda B. McKenzie's daughter, and notes payable to certain trusts for the benefit of Steve A. McKenzie, Jr., Brenda B. McKenzie's son. Brenda B. McKenzie is one of our former directors and is a selling stockholder in this offering. Ashley E. McKenzie and Steve A. McKenzie, Jr. are the beneficiaries of trusts that own shares of our outstanding common stock that will be sold in this offering. See "Principal and Selling Stockholders." Each of these notes was issued in replacement of, or upon the transfer of, certain notes representing a portion of the National Cash Advance subordinated debt. This debt initially matured on October 15, 2004, and bore interest at an annual rate of 10%. In September 2002, this debt was amended to extend the maturity date to October 15, 2007, and to increase the annual interest rate to 13%. We expect to repay this debt in full with the proceeds to us from this offering. The following table reflects the current principal amount of the debt owed to each indicated holder and the interest we paid to them, directly or indirectly, as of June 30, 2004.

		Interest Paid on Notes During
		Year Ended December 31,
Holder of Note	Principal Amount of Note				Six Months Ended June 30, 2004
		2001	2002	2003
Brenda B. McKenzie	$10,227,905	$738,242	$982,781	$1,329,628	$666,635
Trust U/A Steve A. McKenzie dtd 12/23/93 f/b/o Ashley E. McKenzie	$1,482,328	$71,709	$98,368	$147,238	$96,615
John C. Stophel, as Custodian f/b/o Ashley E. McKenzie TUTMA	$235,762	—	$17,634	$30,649	$15,366
Ashley E. McKenzie Family Trust dtd 10/30/97	$1,571,344	$117,166	$137,134	$191,310	$102,417
Trust U/A Steve A. McKenzie dtd 12/23/93 f/b/o Steve A. McKenzie, Jr.	$1,482,328	$71,709	$98,368	$147,238	$96,615
Steve A. McKenzie, Jr. Family Trust dtd 10/30/97	$1,571,344	$117,166	$137,134	$191,310	$102,417
Term Trust U/A Steven A. McKenzie, Jr. dtd 2/23/04	$235,762	—	$17,634	$30,649	$15,366

        Notes payable to stockholders.    We also have issued the notes payable to stockholders to certain of our stockholders totaling approximately $18.6 million as of June 30, 2004. These notes are unsecured and subordinate to our credit facility and the National Cash Advance subordinated debt. $7.0 million of the notes payable to stockholders was issued in June 2003, matures on October 15, 2007, and bears interest at the annual rate of 13%. The remaining approximately $11.6 million of this debt was amended in

September 2002 to extend the maturity date to October 15, 2007, and to increase the annual interest rate to 13%. We expect to repay this debt in full with the proceeds to us from this offering. The following table reflects the current principal amount of the debt owed to each indicated holder and the interest we paid to them, directly or indirectly, as of June 30, 2004. See "Principal and Selling Stockholders" for information regarding the stock ownership and participation in this offering of the following holders of this debt.

		Interest Paid on Notes During
		Year Ended December 31,
Holder of Note	Principal Amount of Note				Six Months Ended June 30, 2004
		2001	2002	2003
Susan Phifer Johnson Revocable Trust dated July 17, 2001 (1)	$1,167,583	$34,572	$96,325	$151,786	$76,101
AAI/GDJ, III Trust dated 4/21/98 (2)	$2,358,754	$69,842	$194,597	$306,638	$153,739
AAI/SPJ Trust dated 4/21/98 (3)	$2,358,754	$69,842	$194,597	$306,638	$153,739
George Dean Johnson, Jr. (4)	$5,672,799	$167,969	$468,006	$737,463	$369,742
Columbia Investments II, LLC (5)	$7,000,000	—	—	$259,288	$456,247

(1)
Shares of our common stock held by this trust will be sold in this offering. Susan P. Johnson is the grantor of this trust and is the wife of George D. Johnson, Jr., the Chairman of our Board of Directors and our largest stockholder.
(2)
Shares of our common stock held by this trust will be sold in this offering. George D. Johnson, III, the son of Mr. Johnson, is the sole beneficiary of this trust.
(3)
Shares of our common stock held by this trust will be sold in this offering. Susanna P. Johnson, the daughter of Mr. Johnson, is the sole beneficiary of this trust.
(4)
This debt is held by a corporation owned and controlled by Mr. Johnson.
(5)
Columbia Investments II, LLC is controlled by Dean L. Buntrock, one of our former directors. The owners of Columbia Investments II, LLC include Dean L. Buntrock, his wife Rosemarie Buntrock, his brother Clayton Buntrock and his daughter Charley Buntrock Zeches, each of whom is a selling stockholder in this offering.

        In May 2001, we prepaid a portion of the National Cash Advance subordinated debt and a portion of the notes payable to stockholders. The following table reflects the principal amount repaid to each indicated holder of this debt and the interest we paid to them, directly or indirectly.

Former Noteholder	Principal Repaid	Interest Paid on Notes for the Year Ended December 31, 2001
National Cash Advance Subordinated Debt
Brenda B. McKenzie (1)	$2,364,150	$738,242
McKenzie Family Partnership, L.P. (2)	$197,475	$61,665
McKenzie Family Partnership No. 2, L.P. (2)	$977,952	$305,380
Ashley E. McKenzie Family Trust dtd 10/30/97 (3)	$375,214	$117,166
Trust U/A Steve A. McKenzie
f/b/o Ashley E. McKenzie dtd 12/23/93 (3)	$229,642	$71,709
Steve A. McKenzie, Jr. Family Trust
dtd 10/30/97 (4)	$375,214	$117,166
Trust U/A Steve A. McKenzie
f/b/o Steve A. McKenzie, Jr. dtd 12/23/93	$229,642	$71,709
Notes Payable to Stockholders
Columbia Investments, LLC (5)	$4,904,269	$992,611
Beach Wheats Limited Partnership (6)	$3,923,415	$794,088
Stewart H. Johnson (7)	$980,853	$198,522
Laurel Investments, LLC (8)	$135,027	$24,484
SBS Investments, LLC (9)	$3,973,279	$885,770

(1)
Brenda B. McKenzie is one of our former directors and is a selling stockholder in this offering.
(2)
The owners of this partnership include Ms. McKenzie, her now former husband Steve A. McKenzie, and certain trusts for the benefit of Ashley E. McKenzie and Steve A. McKenzie, Jr.
(3)
Ashley E. McKenzie, the daughter of Ms. McKenzie, is the sole beneficiary of this trust. Shares of our common stock held by this trust will be sold in this offering.
(4)
Steve A. McKenzie, Jr., the son of Ms. McKenzie, is the sole beneficiary of this trust. Shares of our common stock held by this trust will be sold in this offering.
(5)
Columbia Investments, LLC was controlled by Dean L. Buntrock, one of our former directors. The owners of Columbia Investments, LLC included Dean L. Buntrock, his wife Rosemarie Buntrock, his brother Clayton Buntrock, his daughter Charley Buntrock Zeches, his daughter Margot Weinstein and his brother-in-law John P. Nuzzo, each of whom is a selling stockholder in this offering.
(6)
Beach Wheats Limited Partnership was controlled by William M. Webster, IV, our Chief Executive Officer, and was owned, directly or indirectly, by Mr. Webster and members of his immediate family, each of whom is a selling stockholder in this offering.
(7)
Stewart H. Johnson is the brother of George D. Johnson, Jr.
(8)
Laurel Investments, LLC was owned and controlled by John T. Egeland, our President.
(9)
The owners of SBS Investments, LLC included Brenda B. McKenzie.

        Stock repurchase subordinated debt.    In January 2002, we issued $16.7 million aggregate principal amount of our stock repurchase subordinated debt to Brenda B. McKenzie and her former husband Steve A. McKenzie, the founders of the National Cash Advance group of affiliated companies, in connection with our repurchase from them of some of our common stock issued as part of the consideration for our acquisition of the National Cash Advance group of affiliated companies. Steve A. McKenzie is also one of our former directors. In connection with this stock repurchase, Steve A. McKenzie resigned as a director and no longer owns any shares of our common stock. This debt is unsecured and is subordinate to our credit facility. $13.9 million aggregate principal amount of this debt matures on October 15, 2007 and bears interest at an annual rate of 13%. The remaining $2.8 million aggregate principal amount of this debt is payable upon settlement of certain liabilities retained by the sellers of the National Cash Advance group of affiliated companies and bears interest at an annual rate of 13%. Interest paid on this debt was $1,245,911 in 2002, $2,165,512 in 2003 and $1,085,723 in the first six months of 2004. We expect to repay this debt in full with the proceeds to us from this offering.

DESCRIPTION OF CAPITAL STOCK

General

        Our authorized capital stock consists of 250,000,000 shares of common stock, par value $.01 per share, and 25,000,000 shares of preferred stock, par value $.01 per share. As of August 11, 2004, 75,587,525 shares of our common stock were outstanding, after giving effect to a 500,000-for-1 split of our common stock, by means of a stock dividend, effected on August 11, 2004.

        The following summary of the terms and provisions of our capital stock does not purport to be complete and is qualified in its entirety by reference to our amended and restated certificate of incorporation, which we refer to as our certificate of incorporation, and our amended and restated bylaws, which we refer to as our bylaws, copies of which will have been filed as exhibits to the registration statement of which this prospectus forms a part, and to the General Corporation Law of the State of Delaware and any other applicable law.

Common Stock

        Voting rights.    Each share of common stock entitles the holder thereof to one vote on all matters submitted to a vote of stockholders. Except as otherwise required by law, holders of our common stock will have the exclusive right to vote on these matters, including the election of directors. At all meetings of stockholders, except as otherwise required by law or by our certificate of incorporation, all matters will be determined by the affirmative vote of the majority of shares present in person or by proxy and entitled to vote on the subject matter. Our certificate of incorporation does not provide for cumulative voting in the election of directors.

        Our board of directors may approve for issuance, without approval of the holders of common stock, preferred stock that has voting, dividend or liquidation rights superior to that of our common stock and which may adversely affect the rights of holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of common stock and could have the effect of delaying, deferring or preventing a change in our control.

        Dividends.    Subject to the rights of holders of preferred stock that may be issued, the holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. Our board of directors currently intends to authorize the payment of dividends to holders of our common stock. See "Dividend Policy."

        Liquidation rights.    In the event of our dissolution, liquidation or winding-up, whether voluntary or involuntary, holders of our common stock will be entitled to receive our assets available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holder of preferred stock then outstanding, proportionate to their pro rata ownership of the outstanding shares of common stock.

        Other rights.    Holders of our common stock do not have any preemptive rights. There are no conversion, sinking fund, redemption or subscription provisions with respect to our common stock.

Preferred Stock

        Our certificate of incorporation authorizes our board of directors to issue preferred stock in classes or series, and to establish the designations, preferences, qualifications, limitations or restrictions of any class or series with respect to the rate and nature of dividends, the price and terms and conditions on which shares may be redeemed, the terms and conditions for conversion or exchange into any other class or series of the stock, voting rights and other terms.

Anti-Takeover Effects of Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws

        The following is a summary of certain provisions of the General Corporation Law of the State of Delaware and our certificate of incorporation and bylaws that may have the effect of discouraging, delaying or preventing a takeover, including those that might result in a premium being paid over the market price of our common stock or a change in control.

  Authorized but Unissued Shares

        The authorized but unissued shares of our common stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

  Blank Check Preferred Stock

        Our board of directors has the authority to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to effect a change in control or takeover.

  Director Vacancies

        Pursuant to our bylaws, vacancies in our board of directors may be filled only by the affirmative vote of a majority of the directors then in office.

  Stockholder Meetings

        Under our certificate of incorporation and our bylaws, only the board of directors, the chairman of the board of directors, the chief executive officer and the president may call special meetings of stockholders.

  Requirements for Advance Notification of Stockholder Proposals and Director Nominations

        Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. These provisions may limit the ability of stockholders to bring matters before an annual meeting of stockholders or to make nominations for directors at an annual meeting of stockholders.

  No Action by Written Consent

        Under our certificate of incorporation, stockholders may only take action at an annual or special meeting of stockholders and may not act by written consent alone.

  Supermajority Provisions

        The General Corporation Law of the State of Delaware provides generally that the affirmative vote of a majority in voting power of the outstanding shares entitled to vote is required to amend a corporation's certificate of incorporation, unless the certificate of incorporation requires a greater percentage. Our certificate of incorporation provides that the following provisions in the certificate of incorporation may be amended only by a vote of 80% of all the outstanding shares of our capital stock entitled to vote:

  •
  the provisions prohibiting stockholders from calling special meetings of stockholders and from taking action by written consent;

  •
  the provisions granting authority to our board of directors to amend or repeal our bylaws without a stockholder vote, as described in more detail in the next succeeding paragraph; and

  •
  the supermajority voting requirements listed above.

        In addition, our certificate of incorporation grants our board of directors the authority to amend and repeal our bylaws without a stockholder vote.

        Our certificate of incorporation provides that our bylaws may be amended by stockholders representing no less than 80% of the voting power of all the outstanding shares of our capital stock entitled to vote.

  Delaware Business Combination Statute

        We are subject to Section 203 of the General Corporation Law of the State of Delaware. Section 203 prohibits a Delaware corporation from engaging in a business combination with an interested stockholder for a three-year period following the time the stockholder became an interested stockholder, unless one of the following occurs:

  •
  before such time, the corporation's board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the corporation's outstanding stock; or

  •
  at or subsequent to such time, the business combination is approved by the corporation's board of directors and is authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the corporation's outstanding voting stock, which the interested stockholder does not own.

For purposes of Section 203, an "interested stockholder" is a person who directly or indirectly owns 15% or more of the corporation's outstanding voting stock, and a "business combination" includes a merger, asset sale or other transaction which results in a financial benefit to the interested stockholder.

        Section 203 may make it more difficult for an interested stockholder to effect various business combinations with us for a period of three years after the stockholder becomes an interested stockholder. Although our stockholders have the right to exclude us from the restrictions imposed by Section 203, they have not done so as of August 11, 2004.

Redemption of Shares Held by Disqualified Holders

        Federal and state laws and regulations applicable to providers of payday cash advance services may now or in the future restrict direct or indirect ownership or control of providers of payday cash advance services by disqualified persons (such as convicted felons). Our certificate of incorporation provides that we may redeem shares of our common stock to the extent deemed necessary or advisable, in the sole judgment of our board of directors, to prevent the loss of, or to secure the reinstatement or renewal of, any license or permit from any governmental agency held by us to conduct any portion of our business, which license or permit is conditioned upon some or all of the holders of our common stock possessing prescribed qualifications or not possessing prescribed disqualifications. The redemption price will be the average closing sale price per share of our common stock during the 20 trading day period ending on the second business day preceding the redemption date fixed by our board of directors. At the discretion of our board of directors, the redemption price may be paid in cash, debt or equity securities or a combination of cash and debt or equity securities.

State Change in Control Statutes

        Many of our subsidiaries are licensed by, and subject to, the regulatory and supervisory jurisdiction of the states where they do business. Under change in control statutes of some of these states, any person, acting alone or with others, who is seeking to acquire, directly or indirectly, 5% or more of our outstanding common stock may need to be approved by the authorities within those states. As a result, prospective investors who intend to acquire a substantial portion of our common stock may need to be aware of and to comply with those state requirements, to the extent applicable.

Limitations on Liability and Indemnification of Directors and Officers

        Our certificate of incorporation provides that our directors will not be personally liable to us or to our stockholders for monetary damages for breach of a fiduciary duty as a director, except if the director:

  •
  has liability under Delaware corporate law for an unlawful payment of dividends or an unlawful stock purchase or redemption of stock;

  •
  breached the director's duty of loyalty to us or to our stockholders;

  •
  did not act, or failed to act, in good faith;

  •
  acted, or failed to act, in a manner involving intentional misconduct or a knowing violation of law; or

  •
  derived an improper personal benefit.

        Our certificate of incorporation and bylaws allow us to indemnify our directors and officers to the fullest extent permitted by Delaware law.

        We may enter into indemnification agreements with our directors and executive officers. These provisions and agreements may have the practical effect in some cases of eliminating our stockholders' ability to collect monetary damages from our directors and executive officers.

Stockholders Agreement

        We and our current stockholders are parties to a stockholders agreement that will terminate immediately prior to the consummation of this offering. This agreement governs such matters as nominations to our board of directors, corporate governance issues, the transfer of shares of our common stock, registration rights and our status as an S corporation. The selling stockholders are offering their common stock in this offering pursuant to the registration rights provisions of the stockholders agreement.

Listing

        We intend to apply to have our common stock approved for listing on the NYSE under the symbol "AEA."

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock will be [                        ] whose principal executive office is located at [                        ].

DESCRIPTION OF CERTAIN INDEBTEDNESS

        This summary highlights the principal terms of our outstanding indebtedness.

Credit Facility

  Structure

        On July 16, 2004, we amended and restated our credit facility to provide for a $265.0 million revolving credit facility, including the ability to issue up to $20.0 million in letters of credit. We have the option to increase the revolving credit facility by an additional $10.0 million upon our satisfaction of certain conditions.

        As of August 11, 2004, we had approximately $165.0 million outstanding on the revolving portion of our credit facility and approximately $4.7 million of letters of credit outstanding, leaving approximately $95.3 million available for future borrowings.

  Guarantee and Security

        Our obligations under the credit facility are guaranteed by each of our subsidiaries. Our borrowings under the credit facility are secured by substantially all of our assets and the assets of all of our subsidiaries. In addition, our borrowings under the credit facility are secured by a pledge of all of the capital stock, or similar equity interests, of all of our subsidiaries.

  Interest Rate

        In general, our borrowings under the credit facility bear interest, at our option, at either a base rate plus an applicable margin, or a LIBOR rate plus an applicable margin. The base rate equals the greater of (i) the prime rate announced by Bank of America, the administrative agent under the credit facility, and (ii) the sum of the federal funds rate plus 0.50%. The applicable margin is determined each quarter by a pricing grid based on our senior leverage ratio of our consolidated senior debt to consolidated EBITDA. The base rate applicable margin ranges from 0.75% to 1.50% based upon our senior leverage ratio. The LIBOR-based applicable margin ranges from 2.50% to 3.25% based upon our senior leverage ratio. As of August 11, 2004, the applicable margin for the prime-based rate was 1.25% and the applicable margin for the LIBOR-based rate was 3.00%.

  Maturity

        The credit facility matures on July 16, 2009. The credit facility may be extended with permission of all of the lenders under the credit facility for an additional period of one year if we request the extension prior to June 16, 2005.

  Commitment Fee

        We are obligated to pay a commitment fee on the unused portion of the revolving facility equal to 0.50% per year.

  Covenants

        The credit facility contains financial conditions that require us to satisfy, on a consolidated basis, specified quarterly tests, including:

  •
  a minimum net worth test;

  •
  a maximum senior leverage ratio;

  •
  a minimum fixed charge coverage ratio; and

  •
  a maximum charge-off percentage of accounts receivable outstanding.

        The credit facility contains a number of negative covenants that, among other things, restrict our ability, and the ability of our subsidiaries, under certain circumstances to:

  •
  incur additional debt;

  •
  create liens;

  •
  enter into certain mergers or consolidations;

  •
  acquire or dispose of assets;

  •
  make investments;

  •
  change our fiscal year (other than to a fiscal year ending December 31 of each year in connection with this offering), legal name or state of formation;

  •
  pay dividends or make other payments;

  •
  enter into certain sale leaseback transactions;

  •
  enter into agreements which restrict our ability to place liens upon our assets;

  •
  own any foreign subsidiaries; and

  •
  issue our stock in an initial public offering unless we receive enough net proceeds to prepay our subordinated debt.

        The credit facility contains a number affirmative covenants that, among other things, require us to:

  •
  deliver financial and other information to our lenders;

  •
  maintain our corporate existence;

  •
  comply with laws;

  •
  maintain our properties and insurance; and

  •
  prepay our subordinated debt with the net proceeds of this offering.

        The credit facility limits the amount of dividends that we may pay in any quarter as follows:

  •
  if the ratio of our consolidated senior funded debt (as defined in the credit agreement) to our consolidated EBITDA (as defined in the credit agreement) for the four prior quarters, giving pro forma effect to such dividend and any related debt as if they had been made or incurred at the beginning of such four quarters, does not exceed 1.25 to 1.0, then we may pay up to 75% of our consolidated net income (as defined in the credit agreement) for the most recent quarter as dividends;

  •
  if such ratio exceeds 1.25 to 1.0, but does not exceed 2.0 to 1.0, then we may pay up to 50% of our consolidated net income for the most recent quarter as dividends; or

  •
  if such ratio exceeds 2.0 to 1.0, then we may not pay any dividends.

  Events of Default

        Our credit facility contains customary events of default, including defaults based on:

  •
  nonpayment of principal, interest, or fees when due;

  •
  material inaccuracy of representations and warranties;

  •
  breach of covenants;

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  the subsidiary guarantees ceasing to be in full force and effect;

  •
  a bankruptcy or insolvency happening to us or one of our subsidiary guarantors;

  •
  a default occurring under a contract with a third party pursuant to which we borrow in excess of $1.0 million;

  •
  court judgments in excess of $1.0 million in the aggregate being entered against us and our failing to pay or discharge such judgment within 30 days;

  •
  certain material negative events with respect to our retirement plans;

  •
  certain changes to our subordination agreements; or

  •
  a change of control.

        Upon the occurrence of an event of default, the lenders have the ability to accelerate all amounts then outstanding under our credit facility and to foreclose on our collateral.

  Change in Control

        Subsequent to this offering, the change in control provisions in our credit facility makes it an event of default if:

  •
  any person or group (other than George D. Johnson, Jr., William M. Webster, IV, Stewart H. Johnson, Dean L. Buntrock and entities controlled by any of them or any of their family members) becomes the beneficial owner, directly or indirectly, of more than 35% of our voting stock on a fully diluted basis; or

  •
  during any 24-month period, a majority of our board of directors cease to be made up of individuals who were members of our board of directors on the first day of such 24-month period (subject to limited exceptions).

Long-Term Debt Obligations

        The following long-term debt obligations will be retired in full with the net proceeds we receive from this offering.

        National Cash Advance subordinated debt.    In October 1999, we issued $53.8 million aggregate principal amount of subordinated debt in connection with our acquisition of the National Cash Advance group of affiliated companies. In May 2001, we repaid $11.6 million aggregate principal amount of this debt. This debt is unsecured and is subordinate to our credit facility. $30.7 million aggregate principal amount of this debt matures on October 15, 2007 and bears interest at an annual interest rate of 13%. The remaining $11.6 million aggregate principal amount of this debt matures on October 15, 2004 and bears interest at an annual interest rate of 10%. The net proceeds we receive from this offering will be used to pay back all of the National Cash Advance subordinated debt.

        Stock repurchase subordinated debt.    In December 2000, we issued $2.5 million aggregate principal amount of subordinated debt to a former employee in connection with our repurchase from him of some of our common stock issued as part of our acquisition of the National Cash Advance group of affiliated companies. In January 2002, we issued $16.7 million aggregate principal amount of subordinated debt to the founders of the National Cash Advance group of affiliated companies in connection with our repurchase from them of some of our common stock issued as part of our acquisition of the National Cash Advance group of affiliated companies. Further, in September 2001, in connection with our conversion to a Subchapter S corporation, we issued $3.8 million aggregate principal amount of subordinated debt to repurchase some of our common stock issued as part of our acquisition of the National Cash Advance group of affiliated companies. This debt is unsecured and is subordinate to our credit facility. $16.4 million aggregate principal amount of this debt matures on October 15, 2007 and bears interest at an annual interest rate of 13%. $3.8 million aggregate principal amount of this debt matures on October 15, 2004 and bears interest at an annual interest rate of 10%. The remaining $2.8 million aggregate principal amount of this debt is payable upon settlement of certain liabilities retained by the sellers of the National Cash Advance group of affiliated companies and bears interest at an annual rate of 13%. The net proceeds we receive from this offering will be used to retire all of the stock repurchase subordinated debt.

        Notes payable to stockholders.    On several occasions since our inception we issued notes to our stockholders, which had an aggregate principal amount of $18.6 million as of June 30, 2004. These notes are unsecured and are subordinate to our credit facility and to the National Cash Advance subordinated debt. These notes mature on October 15, 2007 and bear interest at an annual interest rate of 13%. The net proceeds we receive from this offering will be used to retire all of the notes payable to stockholders.

Mortgage Payable

        Our corporate headquarters building was constructed and financed through a SPE in 2001, which is controlled and owned by our Chairman and certain of our stockholders. We have no ownership interest in the SPE; however, the SPE was consolidated under prior accounting literature and continues to be consolidated in accordance with FIN 46. The SPE owns our headquarters building and related land subject to a mortgage. The mortgage is payable to an insurance company and is secured by our corporate headquarters building and related land. The mortgage is payable in 180 monthly installments of approximately $66,400, including principal and interest, and bears interest at a fixed rate of 7.30% over its term. The mortgage matures on June 10, 2017. The carrying amount of our corporate headquarters building was approximately $6.2 million at December 31, 2002, $5.9 million at December 31, 2003, $6.0 million at June 30, 2003 and $5.8 million at June 30, 2004. See "Certain Relationships and Related Party Transactions."

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our common stock. We cannot predict the effect, if any, that sales of shares or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of our common stock.

        Upon completion of this offering, we will have outstanding an aggregate of approximately [            ] shares of our common stock, assuming the underwriters' over-allotment option is not exercised. Of these shares, the [            ] shares of common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act unless the shares are held by any of our "affiliates," as that term is defined in Rule 144 under the Securities Act. As defined in Rule 144, an "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the issuer. Shares held by our affiliates may only be sold in the absence of registration under the Securities Act pursuant to an exemption from registration, including in accordance with the safe harbor rule for secondary distributions provided by Rule 144. The remaining [            ] shares of our outstanding common stock will be "restricted securities" within the meaning of Rule 144.

Rule 144

        In general, under Rule 144 as currently in effect, a person who owns shares of our common stock that are restricted securities and that were acquired from us or any of our affiliates at least one year prior to the proposed sale is entitled to sell, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of common stock then outstanding; or

  •
  the average weekly trading volume of the common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 are also subject to certain manner of sale provisions, certain notice requirements and the availability of current public information about us.

        Our affiliates must comply with all the provisions of Rule 144 other than the one-year holding period requirement in order to sell shares of our common stock that are not restricted securities (such as shares acquired by our affiliates either in this offering or through purchases in the open market following this offering).

Rule 144(k)

        Under Rule 144(k), a person who has not been our affiliate at any time during the three months preceding a sale is entitled to sell restricted securities without regard to the public information, volume limitation, manner of sale and notice provisions of Rule 144, provided that at least two years have elapsed since the later of the date the shares were acquired from us or any of our affiliates.

Lock-Up Arrangements

        We, each of our directors and senior officers and each of the selling stockholders have agreed that, subject to limited exceptions, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, (ii) file or cause to be filed any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock or (iii) enter in any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of common stock. This 180-day period may be extended if (i) during the last 17 days of the 180-day period we issue an earnings release or material news or a material event relating to us occurs or (ii) prior to the expiration of the 180-day period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period. The period of such extension will be 18 days, beginning on the issuance of the earnings release or the occurrence of the material news or material event. Morgan Stanley & Co. Incorporated may in its sole discretion and at any time without notice release some or all of the shares subject to lock-up agreements prior to the expiration of the 180-day period. When determining whether or not to release shares from the lock-up agreements, Morgan Stanley & Co. Incorporated will consider, among other factors, the stockholder's reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time. Up to 5% of the shares of our common stock for sale in this offering are reserved for purchase by persons designated by us through a directed share program.

Stock Plans

        After the completion of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock issued or reserved for issuance under our 2004 Omnibus Stock Plan. Any such registration statement will automatically become effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions, lock-up restrictions or other selling restrictions.

Registration Rights

        Upon consummation of this offering, certain of our existing stockholders will enter into a registration rights agreement with us. Pursuant to that registration rights agreement, and after the lock-up agreements pertaining to this offering expire 180 days from the date of this prospectus, we expect to register under the Securities Act all or a portion of the approximately [            ] shares of our common stock held by the stockholders who are a party to that agreement. Registration of the sale of these shares of our common stock would permit their sale into the market. If, upon expiration of the 180-day lock-up period, any of the existing stockholders sell a large number of shares, the market price of our common stock could decline.

CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

        The following summary of the taxation of our stockholders is based upon current law and does not purport to be a comprehensive discussion of all the tax considerations that may be relevant to a decision to purchase shares of common stock. Legislative, judicial or administrative changes may be forthcoming that could affect this summary.

        The following is a general discussion of the principal United States federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. As used in this discussion, the term "non-U.S. holder" means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation or partnership created or organized in or under the laws of the United States or any political subdivision of the United States, other than a partnership treated as a foreign person under U.S. Treasury regulations;

  •
  an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

  •
  a trust, in general, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust.

        An individual may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes, instead of a nonresident, by among other ways, being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during the current calendar year and the two immediately preceding calendar years. For purposes of this calculation, you would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. federal income purposes as if they were U.S. citizens.

        This discussion does not consider:

  •
  U.S. state and local or non-U.S. tax consequences;

  •
  specific facts and circumstances that may be relevant to a particular non-U.S. holder's tax position, including, if the non-U.S. holder is a partnership, that the U.S. tax consequences of holding and disposing of our common stock may be affected by certain determinations made at the partner level;

  •
  the tax consequences for the stockholders, partners or beneficiaries of a non-U.S. holder;

  •
  special tax rules that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, broker-dealers and traders in securities; or

  •
  special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a "straddle," "hedge," "conversion transaction," "synthetic security" or other integrated investment.

        The following discussion is based on provisions of the Internal Revenue Code, applicable U.S. Treasury regulations and administrative and judicial interpretations, all as in effect on the date of this prospectus, and all of which are subject to change, retroactively or prospectively. The following discussion also assumes that a non-U.S. holder holds our common stock as a capital asset. EACH NON-U.S. HOLDER SHOULD CONSULT ITS TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF SHARES OF OUR COMMON STOCK.

Dividends

        We intend to pay quarterly cash dividends on our common stock. See "Dividend Policy." In the event that we pay dividends on our common stock, we will have to withhold U.S. federal withholding tax at a rate of 30%, or at a lower rate if provided by an applicable income tax treaty and we have received proper certification of the application of such income tax treaty, from the gross amount of the dividends paid to a non-U.S. holder. The declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our subsidiaries' payment of dividends to us, our results of operations and cash flows, our financial position and capital requirements, general business conditions, any legal, tax, regulatory and contractual restrictions on the payment of dividends, and any other factors our board of directors deems relevant.

        Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty. A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS.

        Dividends that are effectively connected with a non-U.S. holder's conduct of a trade or business in the United States or, if provided in an applicable income tax treaty, dividends that are attributable to a permanent establishment in the United States are not subject to the U.S. federal withholding tax, but are instead taxed in the manner applicable to U.S. persons. In that case, we will not have to withhold U.S. federal withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States may be subject to a branch profits tax at a 30% rate, or at a lower rate if provided by an applicable income tax treaty.

Gain on Disposal of Common Stock

        A non-U.S. holder generally will not be taxed on gain recognized on a disposition of our common stock unless:

  •
  the non-U.S. holder is an individual who holds our common stock as a capital asset, is present in the United States for 183 days or more during the taxable year of the disposition and meets certain other conditions (though any such person will generally be treated as a resident of the United States);

  •
  the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States or, in some instances if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; or

  •
  we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock.

        We have determined that we are not, and we believe we will not become, a U.S. real property holding corporation.

        Individual non-U.S. holders who are subject to U.S. tax because the holder was present in the United States for 183 days or more during the year of disposition are taxed on their gains (including gains from sale of our common stock and net of applicable U.S. losses from sale or exchanges of other capital assets incurred during the year) at a flat rate of 30%. Other non-U.S. holders who may be subject to U.S. federal income tax on the disposition of our common stock will be taxed on such disposition in the same manner in which citizens or residents of the United States would be taxed.

Federal Estate Tax

        Common stock owned or treated as owned by an individual who is a non-U.S. holder at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise. U.S. federal legislation enacted in the spring of 2001 provides for reductions in the U.S. federal estate tax through 2009 and the elimination of the tax entirely in 2010. Under the legislation, the U.S. federal estate tax would be fully reinstated, as in effect prior to the reductions, in 2011. On June 18, 2003, the House of Representatives passed a bill that would permanently extend the estate tax repeal after it expires in 2010 under the 2001 legislation. Such an extension is also contained in the Administration's Fiscal Year 2005 Revenue Proposals. No assurance can be given that the bill passed by the House of Representatives will be enacted in its present form.

Information Reporting and Backup Withholding

        In general, backup withholding will not apply to dividends on our common stock made by us or our paying agents, in their capacities as such, to a non-U.S. holder if the holder has provided the required certification that it is a non-U.S. holder and neither we nor our paying agents have actual knowledge that the holder is a U.S. holder. Generally, we must report to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. These information reporting requirements apply even if no tax was required to be withheld. A similar report is sent to the recipient of the dividend.

        In general, backup withholding and information reporting will not apply to proceeds from the disposition of common stock paid to a non-U.S. holder if the holder has provided the required certification that it is a non-U.S. holder and neither we nor our paying agents have actual knowledge that the holder is a U.S. holder.

        Any amounts over-withheld under the backup withholding rules from a payment to a non-U.S. holder will be refunded, or credited against the holder's U.S. federal income tax liability, if any, provided that certain required information is furnished to the IRS.

        NON-U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE INFORMATION REPORTING AND BACKUP WITHHOLDING RULES TO THEM.

UNDERWRITERS

        Under the terms and subject to the conditions contained in an underwriting agreement to be dated the date of the final prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated and            are acting as representatives, have each agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated

Total

        The underwriters and the representatives are collectively referred to as the "underwriters" and the "representatives," respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and from the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

        The underwriters initially propose to offer part of the shares of common stock directly to the public at the initial public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $                      a share under the initial public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time-to-time be varied by the representatives.

        We and the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of                         additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters' option is exercised in full, the total price to the public would be $[    ], the total underwriting discounts and commissions would be $[    ], the total proceeds to us would be $[    ] and the total proceeds to the selling stockholders would be $[    ].

        The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares offered by them.

        We, each of our directors and senior officers, and the selling stockholders have agreed that we and they will not, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, during the period ending 180 days after the date of this prospectus, among other things, directly or indirectly:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

  •
  file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible or exchangeable for shares of common stock; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, it will not, during the period ending 180 days after the date of this prospectus, make any demands for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

        The restrictions described in the immediately preceding paragraph do not apply to:

  •
  the sale of shares to the underwriters;

  •
  the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

  •
  the issuance by us of shares or options to purchase shares of our common stock, or the repurchase by us of unvested shares upon termination of service of an employee, director, consultant or other service provider, pursuant to our 2004 Omnibus Stock Plan, provided that the recipient of the shares is under an obligation not to sell the shares during the 180-day period;

  •
  transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares;

  •
  the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act, provided that no transfers occur under such plan during the 180-day period; or

  •
  transfers of shares as a gift or for no consideration, provided that each donee agrees to be subject to the restrictions described in the immediately preceding paragraph and no filing under Section 16 of the Exchange Act is required in connection with such transactions.

        Notwithstanding the foregoing, if (i) during the last 17 days of the 180-day period we issue an earnings release or material news or a material event relating to us occurs, or (ii) prior to the expiration of the 180-day period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the above restrictions shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

        In order to facilitate this offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in this offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

        We intend to apply to have our common stock approved for listing on the NYSE under the symbol "AEA."

        The underwriters, on the one hand, and we and the selling stockholders, on the other hand, have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

        At our request, the underwriters have reserved up to [    ] percent of the shares offered by this prospectus for sale at the initial public offering price to individuals associated with us. The number of shares of our common stock available for sale to the general public will be reduced to the extent these individuals purchase or confirm for purchase, orally or in writing, such reserved shares. Any reserved shares not purchased or confirmed for purchase will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. Purchasers of more than 100 of these reserved shares will be required to agree with the underwriters not to sell, transfer, assign, pledge or hypothecate their shares for a period of 180 days after the date of this prospectus. This 180-day period may be extended if (i) during the last 17 days of the 180-day period we issue an earnings release or material news or a material event relating to us occurs or (ii) prior to the expiration of the 180-day period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period.

  Pricing of the Offering

        Prior to this offering, there has been no public market for the common stock. The initial public offering price will be determined by negotiations among us, the selling stockholders and the representatives. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general; our sales, earnings and certain other financial and operating information in recent periods; and the price-earnings ratios, price-sales ratios and market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

LEGAL MATTERS

        Certain legal matters with respect to the common stock offered by this prospectus will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, for the selling stockholders by Bell, Boyd & Lloyd LLC, Chicago, Illinois, and for the underwriters by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

        The consolidated financial statements as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 and the consolidated financial statements as of June 30, 2004 and for the six month period then ended included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 with respect to the common stock offered in this prospectus. This prospectus is part of the registration statement and does not contain all of the information in the registration statement or the exhibits and schedules that are part of the registration statement. For further information about us and our common stock, we refer you to the registration statement, including its exhibits and schedules. Whenever a statement is made in this prospectus about a contract or other document of ours, please be aware that such statement is not necessarily complete and that you should refer to the exhibits that are part of the registration statement for a copy of the contract or other document, with such statement being qualified in all respects by the document to which it refers. You may review a copy of the registration statement, including its exhibits and schedules, at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 and through the SEC's website at http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

        Upon consummation of this offering, we will be required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any documents filed by us at the SEC's public reference room in Washington, D.C. Our filings with the SEC are also available to the public through the SEC's website. After this offering, we expect to provide annual reports to our stockholders that include financial information reported on by our independent public accountants.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

OF ADVANCE AMERICA, CASH ADVANCE CENTERS, INC.

December 31, 2002 and 2003 and June 30, 2003 and 2004

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Advance America, Cash Advance Centers, Inc.

        In our opinion, the accompanying consolidated balance sheets present fairly, in all material respects, the financial position of Advance America, Cash Advance Centers, Inc. and its subsidiaries (collectively, the "Company") at December 31, 2002, December 31, 2003 and June 30, 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 and for the six month period ended June 30, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As described in Note 7, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" as of January 1, 2002.

/s/  PricewaterhouseCoopers LLP

Spartanburg, South Carolina
August 11, 2004

Advance America, Cash Advance Centers, Inc.

Consolidated Balance Sheets
December 31, 2002 and 2003 and June 30, 2003 and 2004

	December 31,		June 30,
	2002	2003	2003	2004
			(unaudited)
Assets
Current assets
Cash and cash equivalents	$6,674,750	$10,483,611	$5,441,349	$6,527,026
Advances and fees receivable, net	116,940,854	138,203,667	112,557,140	143,868,233
Other current assets	8,100,788	3,119,108	5,932,928	3,290,096

Total current assets	131,716,392	151,806,386	123,931,417	153,685,355
Restricted cash	3,620,793	10,141,241	5,124,434	8,927,076
Property and equipment, net	44,653,230	51,473,743	45,410,034	59,299,727
Deferred income taxes	4,014,375	2,954,280	5,434,905	2,678,593
Goodwill, net	122,324,240	122,324,240	122,324,240	122,324,240
Other assets	10,126,278	9,342,782	10,756,976	11,339,299

Total assets	$316,455,308	$348,042,672	$312,982,006	$358,254,290

Liabilities and Stockholders' Equity
Current liabilities
Accounts payable	$6,029,355	$6,938,395	$6,825,327	$6,503,383
Accrued liabilities	25,303,180	27,147,414	28,579,145	31,183,909
Income taxes payable	1,663,637	34,770	68,986	51,976
Accrual for excess bank losses	3,862,834	3,623,103	3,618,437	3,976,930
Current portion of long-term debt	287,033	308,682	297,661	320,112
Current portion of long-term debt with related parties	—	15,410,385	—	15,410,385

Total current liabilities	37,146,039	53,462,749	39,389,556	57,446,695
Long-term swap liability	497,396	—	—	—
Revolving credit facility	100,187,968	128,642,310	84,225,372	115,000,000
Long-term debt	6,827,220	6,518,798	6,675,813	6,355,962
Long-term debt with related parties	76,789,487	68,379,102	83,789,487	68,379,102

Total liabilities	221,448,110	257,002,959	214,080,228	247,181,759

Commitments and contingencies (Note 12)
Stockholders' equity
Preferred stock, par value $.01 per share, 25,000,000 shares authorized; no shares issued and outstanding	—	—	—	—
Common stock, par value $.01 per share, 250,000,000 shares authorized; 89,747,525 shares issued and 75,587,525 outstanding	897,475	897,475	897,475	897,475
Paid in capital	78,637,043	78,637,043	78,637,043	78,637,043
Retained earnings	54,545,772	49,228,213	57,832,819	69,261,031
Other comprehensive loss	(1,350,074)	—	(742,541)	—
Common stock in treasury (14,160,000 shares at cost)	(37,723,018)	(37,723,018)	(37,723,018)	(37,723,018)

Total stockholders' equity	95,007,198	91,039,713	98,901,778	111,072,531

Total liabilities and stockholders' equity	$316,455,308	$348,042,672	$312,982,006	$358,254,290

The accompanying notes are an integral part of these consolidated financial statements.

Advance America, Cash Advance Centers, Inc.

Consolidated Statements of Income

Years Ended December 31, 2001, 2002 and 2003 and Six Months Ended June 30, 2003 and 2004

	December 31,			June 30,
	2001	2002	2003	2003	2004
				(unaudited)
Revenues:
Fees and interest charged to customers	$307,893,845	$298,431,605	$362,261,853	$163,863,426	$195,751,146
Processing, marketing and servicing fees	66,665,909	113,894,389	127,272,427	58,899,299	62,883,634

Total revenues	374,559,754	412,325,994	489,534,280	222,762,725	258,634,780
Provision for doubtful accounts and agency bank losses	(55,977,715)	(54,841,555)	(64,681,328)	(20,780,584)	(30,052,383)

Net revenues	318,582,039	357,484,439	424,852,952	201,982,141	228,582,397

Center Expenses:
Salaries and related payroll costs	97,490,152	117,035,633	131,368,662	64,281,881	78,526,757
Occupancy costs	36,368,971	43,620,564	51,797,795	24,810,116	31,380,552
Center depreciation expense	8,618,938	10,416,026	11,603,316	5,821,384	6,611,073
Advertising expense	17,828,275	23,920,844	23,857,528	11,042,816	14,201,534
Other center expenses	32,519,598	35,078,208	41,299,622	19,779,673	22,664,586

Total center expenses	192,825,934	230,071,275	259,926,923	125,735,870	153,384,502

Center operating income	125,756,105	127,413,164	164,926,029	76,246,271	75,197,895
Corporate and Other Expenses:
General and administrative expenses	36,597,860	33,578,414	36,433,953	17,926,168	21,654,693
Corporate depreciation expense	2,255,954	2,796,410	3,432,637	1,612,981	2,000,486
Amortization expense	9,796,429	—	—	—	—
Options purchase expense	—	21,461,812	3,547,418	103,418	—
Lending bank contract termination expense	—	—	6,525,000	6,525,000	—
Interest expense, net	15,419,080	14,654,447	15,896,521	8,068,763	7,935,122
Loss on disposal of property and equipment	1,631,700	738,873	990,178	393,650	269,342

Income before income taxes	60,055,082	54,183,208	98,100,322	41,616,291	43,338,252
Income tax expense	22,779,209	637,762	1,925,356	267,000	1,522,000

Net income	$37,275,873	$53,545,446	$96,174,966	$41,349,291	$41,816,252

Net income per common share
—basic	$.42	$.70	$1.27	$.55	$.55
—diluted	$.40	$.64	$1.27	$.55	$.55
Weighted average number of shares outstanding
Basic	87,840,025	76,000,594	75,587,525	75,587,525	75,587,525
Effect of dilutive option	4,521,998	6,490,511	131,931	263,838	—

Diluted	92,362,023	82,491,105	75,719,456	75,851,363	75,587,525

Pro Forma Data (unaudited):
Historical income before taxes	$60,055,082	$54,183,208	$98,100,322	$41,616,291	$43,338,252
Pro forma income tax expense	24,269,000	21,791,000	38,953,000	16,559,000	17,229,000

Net income adjusted for pro forma income tax expense	$35,786,082	$32,392,208	$59,147,322	$25,057,291	$26,109,252

Pro forma net income per common share
—basic			$.78		$.35
—diluted			.78		.35
Weighted average pro forma number of shares outstanding:
Basic			75,587,525		75,587,525
Effect of dilutive option			131,931		—

Diluted			75,719,456		75,587,525

The accompanying notes are an integral part of these consolidated financial statements.

Advance America, Cash Advance Centers, Inc.

Consolidated Statements of Stockholders' Equity

Years Ended December 31, 2001, 2002 and 2003 and Six Months Ended June 30, 2004

						Common Stock In Treasury
	Common Stock
			Paid-In Capital	Retained Earnings	Other Comprehensive Loss
	Shares	Par Value				Shares	Amount	Total
Balances, January 1, 2001	89,747,525	$897,475	$78,637,043	$3,715,448	$—	(1,128,050)	$(2,500,000)	$80,749,966
Purchase of treasury stock	—	—	—	—	—	(3,117,700)	(7,663,409)	(7,663,409)
Comprehensive income
Net income	—	—	—	37,275,873	—	—	—	37,275,873
Changes in fair value and amortization of interest rate swap	—	—	—	—	(1,664,519)	—	—	(1,664,519)

Total comprehensive income								35,611,354

Balances, December 31, 2001	89,747,525	897,475	78,637,043	40,991,321	(1,664,519)	(4,245,750)	(10,163,409)	108,697,911
Purchase of treasury stock	—	—	—	—	—	(9,914,250)	(27,559,609)	(27,559,609)
Dividends paid	—	—	—	(39,990,995)	—	—	—	(39,990,995)
Comprehensive income
Net income	—	—	—	53,545,446	—	—	—	53,545,446
Changes in fair value and amortization of interest rate swap	—	—	—	—	314,445	—	—	314,445

Total comprehensive income	—	—	—	—	—	—	—	53,859,891

Balances, December 31, 2002	89,747,525	897,475	78,637,043	54,545,772	(1,350,074)	(14,160,000)	(37,723,018)	95,007,198
Dividends paid	—	—	—	(101,492,525)	—	—	—	(101,492,525)
Comprehensive income
Net income	—	—	—	96,174,966	—	—	—	96,174,966
Changes in fair value and amortization of interest rate swap	—	—	—	—	1,350,074	—	—	1,350,074

Total comprehensive income	—	—	—	—	—	—	—	97,525,040

Balances, December 31, 2003	89,747,525	897,475	78,637,043	49,228,213	—	(14,160,000)	(37,723,018)	91,039,713
Dividends paid	—	—	—	(21,783,434)	—	—	—	(21,783,434)
Net income	—	—	—	41,816,252	—	—	—	41,816,252

Balances, June 30, 2004	89,747,525	$897,475	$78,637,043	$69,261,031	$—	(14,160,000)	$(37,723,018)	$111,072,531

        The accompanying notes are an integral part of these consolidated financial statements.

Advance America, Cash Advance Centers, Inc.

Consolidated Statements of Cash Flows

Years Ended December 31, 2001, 2002 and 2003 and Six Months Ended June 30, 2003 and 2004

	December 31,			June 30,
	2001	2002	2003	2003	2004
				(Unaudited)
Cash flows from operating activities
Net income	$37,275,873	$53,545,446	$96,174,966	$41,349,291	$41,816,252
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	10,874,892	13,212,436	15,035,953	7,434,365	8,611,559
Amortization	9,796,428	—	—	—	—
Non-cash interest expense	1,305,056	1,635,611	1,065,198	577,858	417,712
Provision for doubtful accounts and agency bank losses	55,977,715	54,841,555	64,681,328	20,780,584	30,052,383
Deferred income taxes	1,666,039	(1,851,972)	1,060,095	(1,420,530)	275,687
Loss on disposal of property and equipment	1,631,700	738,873	990,178	393,650	269,342
Changes in operating assets and liabilities
Restricted cash	552,593	(3,286,420)	(6,520,448)	(1,503,641)	1,214,165
Other current assets	40,270	(5,611,926)	4,381,678	1,567,860	(170,988)
Other assets	(256,855)	(2,950,856)	(1,861,949)	(2,996,979)	(2,414,228)
Accounts payables	1,018,510	1,576,791	909,040	795,972	(435,012)
Accrued liabilities	(1,588,660)	10,689,159	1,244,413	2,482,712	3,018,762
Income taxes payable	1,766,767	(2,170,350)	(1,628,867)	(1,594,651)	17,206
Accrual for excess bank losses	(300,000)	3,162,834	(239,731)	(244,397)	353,827

Net cash provided by operating activities	119,760,328	123,531,181	175,291,854	67,622,094	83,026,667

Cash flows from investing activities
Changes in advances and fees receivable, net	(36,786,791)	(78,067,810)	(85,944,140)	(16,396,870)	(35,716,949)
(Issuance of) proceeds from note receivable	(3,000,000)	600,000	2,400,000	2,400,000	—
Proceeds from sale of property and equipment	89,594	69,531	42,621	33,106	17,502
Purchases of property and equipment	(20,185,746)	(11,274,610)	(21,436,764)	(7,714,536)	(15,706,655)

Net cash used in investing activities	(59,882,943)	(88,672,889)	(104,938,283)	(21,678,300)	(51,406,102)

Cash flows from financing activities
Proceeds from term loan	28,750,000	—	—	—	—
Payments on term loan	(26,250,000)	(75,000,000)	—	—	—
Proceeds from (payments on) revolving credit facility, net	(32,363,924)	80,867,706	28,454,342	(15,962,596)	(13,642,310)
Proceeds from mortgage payable	4,935,127	921,111	—	—	—
Payments on mortgage payable	—	(135,747)	(286,773)	(140,779)	(151,406)
Payment of dividends
Stockholder tax	—	(29,990,995)	(37,466,178)	(16,196,179)	(14,687,584)
Other distributions	—	(10,000,000)	(64,026,347)	(21,866,062)	(7,095,850)
Purchase of treasury stock	(3,831,705)	(10,901,825)	—	—	—
Payments on capital lease obligations	(191,567)	(62,276)	—	—	—
Payments of financing costs	(1,733,186)	(1,933,078)	(219,754)	(11,579)	—
Proceeds from notes payable to stockholders	933,349	—	7,000,000	7,000,000	—
Payments on notes payable to stockholders	(18,085,844)	—	—	—	—
Payments on National Cash Advance subordinated debt	(11,557,890)	—	—	—	—

Net cash used in financing activities	(59,395,640)	(46,235,104)	(66,544,710)	(47,177,195)	(35,577,150)

Net increase (decrease) in cash and cash equivalents	481,745	(11,376,812)	3,808,861	(1,233,401)	(3,956,585)
Cash and cash equivalents, beginning of year	17,569,817	18,051,562	6,674,750	6,674,750	10,483,611

Cash and cash equivalents, end of year	$18,051,562	$6,674,750	$10,483,611	$5,441,349	$6,527,026

The accompanying notes are an integral part of these consolidated financial statements.

Advance America, Cash Advance Centers, Inc.

Consolidated Statements of Cash Flows (Continued)

Years Ended December 31, 2001, 2002 and 2003 and Six Months Ended June 30, 2003 and 2004

	December 31,			June 30,
	2001	2002	2003	2003	2004
				(Unaudited)
Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest, net of amount capitalized	$15,558,100	$12,531,028	$15,217,362	$7,545,428	$7,727,113
Income taxes	19,346,403	4,660,083	2,494,127	3,282,181	1,229,107
Supplemental schedule of noncash investing and financing activity:
Issuance of note payable related to purchase of treasury stock	3,831,704	16,657,784	—	—	—
Property and equipment purchases included in accounts payable and accrued expenses	38,955	806,990	1,452,498	903,389	1,017,733

The accompanying notes are an integral part of these consolidated financial statements.

Advance America, Cash Advance Centers, Inc.

Notes to Consolidated Financial Statements

December 31, 2002 and 2003 and June 30, 2003 and 2004

1.    Description of Business and Significant Accounting Policies

Basis of Presentation, Principles of Consolidation and Description of Business

        The accompanying consolidated financial statements include the accounts of Advance America, Cash Advance Centers, Inc. ("AACACI"), its wholly owned subsidiaries (collectively, the "Company") and the consolidated special purpose entity related to its corporate headquarters. All significant intercompany balances and transactions have been eliminated. Minority interest in consolidated variable interest entities represents equity that other investors have contributed to the special purpose entities. Minority interest is adjusted for income and losses allocable to the owners of the special purpose entities. As the cumulative distributions of the special purpose entity exceed its cumulative net income, the excess distributions are recorded in the Company's consolidated financial statements.

        At June 30, 2004, the Company operated 2,208 payday cash advance centers throughout the United States under the brand names Advance America ("Advance America") and National Cash Advance ("National Cash"). In each state, separate wholly owned subsidiaries own the locations operating as Advance America and as National Cash. In most states in which the Company conducts business it makes payday cash advances directly to customers (which is referred to as the standard business model). In other states in which the Company conducts business it acts as processing, marketing and servicing agent through its payday cash advance centers for Federal Deposit Insurance Corporation ("FDIC") insured, state-chartered banks that make payday cash advances to their customers pursuant to the authority of federal interstate banking laws, regulations and guidelines (which is referred to as the agency business model). The banks through which the Company acts as agent are referred to as the lending banks. As of June 30, 2004, the Company was making payday cash advances directly to customers under the standard business model in 1,687 payday cash advance centers in 29 states and serving as agent for the lending banks under the agency business model in 521 payday cash advance centers located in Arkansas, Michigan, North Carolina, Pennsylvania and Texas.

        Payday cash advances are small-denomination, short-term, unsecured cash advances that are typically due on the customers' next payday. In order for a new customer to be approved for a payday cash advance, a customer is required to have valid identification, a bank account, and a regular source of income (e.g., a job). At the inception of a payday cash advance transaction, the Company or the lending bank enters into an agreement with the customer governing the terms of the payday cash advance transaction. Typically, the agreement requires that the customer repay the payday cash advance in full on or before a specified due date, which is typically the customer's next payday. The customer then writes a personal check for the amount of the payday cash advance plus applicable charges for fees and/or interest in exchange for cash or a check drawn on the Company's or the lending bank's account. The agreement with the customer obligates the Company or the lending bank to defer the presentment or deposit of the customer's personal check until the due date of the payday cash advance. At the specified due date, which is typically two weeks after the date of the payday cash advance, the customer is required to pay off the payday cash advance in full, which is usually accomplished by the customer returning to the payday cash advance center with cash. Upon a repayment in full, the customer's personal check is returned to the customer. If the customer does not repay the outstanding payday cash advance in full on or before the due date, the payday cash advance center will seek to collect from the customer directly and may deposit the customer's personal check.

Cash and Cash Equivalents

        Cash and cash equivalents include cash on hand and short-term investments with original maturities of three months or less. The carrying amount of cash and cash equivalents is the estimated fair value at

December 31, 2002 and 2003 as well as at June 30, 2003 (unaudited) and June 30, 2004. The Company invests excess funds in certificates of deposit and short-term money market depository accounts. Deposits in excess of $100,000 are not insured by the Federal Deposit Insurance Corporation. Funds are also invested in overnight sweep accounts with commercial banks, which in turn invest these funds in short-term, interest-bearing reverse repurchase agreements. Due to the short-term nature of these investments, the Company does not take possession of the securities, which are instead held by the financial institution. The market value of the securities held pursuant to these arrangements approximates the carrying amount.

Restricted Cash

        Restricted cash includes cash in certain money market accounts and certificates of deposit. Restricted cash is restricted due to certain states' liquidity requirements.

Revenue Recognition and Advances and Fees Receivable

        Revenues on payday cash advances can be characterized as fees and/or interest depending upon various state laws. Revenue is recognized on payday cash advances made by the Company under the standard business model on a constant-yield basis ratably over the term of each payday cash advance, which is typically for a period of two weeks. Under the agency business model, all charges of fees and/or interest paid by the lending banks' customers are deposited directly to the respective lending bank's bank account, and the Company's revenues consist of the processing, marketing and servicing fees payable to the Company by the lending banks. These fees include the losses for which the lending banks are contractually obligated. The Company recognizes revenue under the agency model on a constant-yield basis ratably over the term of each payday cash advance, which is typically for a period of two weeks.

        Advances and fees receivable are carried at cost less unearned revenues and the allowance for doubtful accounts.

        When the bank returns a customer's check for non-sufficient funds ("NSF"), closed account or other reasons, the account is recognized as an NSF receivable and is included in advances and fees receivable. NSF receivables were $16,221,146 and $19,829,218 at December 31, 2002 and December 31, 2003, and $15,005,518 (unaudited) and $23,028,974 at June 30, 2003 and June 30, 2004, respectively.

Allowance for Doubtful Accounts and Accrual for Excess Bank Losses

        The allowance for doubtful accounts represents management's estimate of the amount necessary to absorb probable inherent losses in advances and fees receivable and the accrual for excess bank losses relates to the contingent liability associated with advances and fees receivable made by the lending banks. The total estimated losses are comprised of (1) an allowance for doubtful accounts for estimated losses for payday cash advances under the standard business model (which is shown as a reduction in advances and fees receivable, net on the balance sheet) and (2) the amount accrued for excess bank losses for the Company's share of the losses on payday cash advances the Company processes, markets and services for the lending banks under the agency business model (which is reported as a current liability on the balance sheet in accrual for excess bank losses). The payday cash advances made and funded by the lending banks under the agency business model are not reflected on the balance sheet within the advances and fees receivable, net because these advances are repayable solely to the lending banks and are assets of the lending banks. The lending banks are contractually obligated for the losses on payday cash advances in an amount established as a percentage of the fees and/or interest charged to the banks to their customers on their payday cash advances. Depending upon the lending bank, this percentage ranges from 8.0% to 20.0%. The portion of payday cash advances and fees deemed to be uncollectible is charged against the allowance, and subsequent recoveries, if any, are credited to the allowance. Management believes that the allowance for doubtful accounts and accrual for excess bank losses are adequate. Management's ongoing evaluation of the adequacy of the allowance for doubtful accounts and accrual for excess bank losses is based on its evaluation of the payday cash advances outstanding, historical experience and such other factors that, in management's judgment, deserve consideration in estimating losses.

        Under the standard business model, the amount of the unpaid payday cash advances and the related fees and/or interest are generally charged off if a customer does not make payment of at least 15% of his or her outstanding balance within 60 days of the due date. Under the agency business model, the amount of the unpaid payday cash advances and the related fees and/or interest are generally charged off 60 days after the due date. While management uses the best information available to make evaluations, future adjustments to the allowance for doubtful accounts and accrual for excess bank losses may be necessary if conditions differ substantially from the Company's assumptions used in assessing their adequacy.

Property and Equipment

        Property and equipment, including improvements that significantly extend useful lives, are recorded at cost. Cost includes major expenditures for improvements and replacements that extend useful lives and interest costs associated with significant capital expenditures. Maintenance and repairs are expensed when incurred. Depreciation is calculated for financial reporting purposes using the straight-line method over the estimated useful lives of the assets as follows: building, 40 years; land improvements, 7 years; leasehold improvements, office equipment and furniture, 3–5 years; automobiles, 3–5 years; and software, 3–5 years. When property and equipment are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and the resulting gains or losses are included in income.

        The carrying value of property and equipment is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. The Company assesses recoverability by determining whether the net book value of assets will be recovered through projected undiscounted future cash flows. If the Company determines that the carrying value of assets may not be recoverable, it measures any impairment based on the projected discounted future cash flows or estimated sale proceeds to be provided from the assets as compared to the carrying value. The Company records impairment losses in the period in which it identifies such impairment. The Company had no such impairment losses in 2001, 2002, 2003 or 2004.

        The Company accounts for internally developed software costs in accordance with SOP 98-1, "Accounting for the Costs of Computer Software Developed for or Obtained for Internal Use," which requires the capitalization of certain costs incurred in connection with developing or obtaining software for internal use. The Company capitalized $1,358,928, $2,089,745, and $1,964,403 for the years ended December 31, 2001, 2002, and 2003, respectively, and $1,003,560 (unaudited) and $1,292,997 for the six months ended June 30, 2003 and 2004, respectively, in connection with the development of internal use software. Capitalized costs are depreciated over the estimated useful lives of 5 years when the software is complete and ready for its intended use. Capitalized software cost depreciation expense on internally developed software was $1,355,442, $1,351,425 and $1,393,610 for the years ended December 31, 2001,

2002, and 2003, respectively, and was $706,302 (unaudited) and $659,278 for the six months ended June 30, 2003 and 2004, respectively.

Concentration of Risk

        The Company originates, markets and services payday cash advances, under either the standard or agency business model, to a broad base of individuals in 34 states in the United States. For the years ended December 31, 2001, 2002 and 2003 and for the six months ended June 30, 2003 and 2004, total revenues within five states accounted for approximately 54%, 48%, 44%, 46% (unaudited), and 42%, respectively, of the Company's total revenues.

Advertising Costs

        Costs incurred for advertising are expensed when incurred.

Pre-opening Costs

        New cash advance center pre-opening costs are expensed when incurred.

Income Taxes

        Effective October 1, 2001 AACACI filed an election to convert to Subchapter S status. Certain subsidiaries also converted to Subchapter S status as part of this election. As a result of this election, deferred tax assets of $541,952 were written off during the year ended December 31, 2001. For the years ended December 31, 2001, 2002, and 2003 approximately 15%, 90% and 91%, and for the six months ended June 30, 2003 and 2004, approximately 91% (unaudited) and 96%, respectively, of total revenues were attributable to companies that have elected Subchapter S status.

        Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying value of existing assets and liabilities and their respective tax bases and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the related temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

        The Company is in the process of offering its common stock for sale in an initial public offering ("IPO"). Assuming the completion of the IPO, the Company will be treated as a C corporation under the Internal Revenue Code and will be subject to corporate income taxes. Accordingly, a pro forma income tax provision for corporate income taxes has been calculated as if the Company had been taxable as a C corporation for all periods presented.

Derivative and Hedging Activities

        The Company uses derivative financial instruments for the purpose of managing exposure to adverse fluctuations in interest rates. While these instruments are subject to fluctuations in value, such fluctuations are generally offset by the change in value of the underlying exposures being hedged. The Company does not enter into any derivative financial instruments for trading purposes.

        The interest rate swap was accounted for as a cash flow hedge. The fair value was recorded on the balance sheet with changes in the fair value recorded in other comprehensive income in stockholders' equity. The interest rate swap matured on May 7, 2004.

Earnings per Share

        Basic earnings per share is computed by dividing net income by the weighted average shares outstanding during the reporting period. Diluted earnings per share reflects the potential dilution that could occur if holders of options exercised their options to purchase common stock. The exercise of 1,484,575 options was not considered in the years ended December 31, 2001 and 2002 because the exercise of these options would have been antidilutive.

Stock-Based Compensation Plans

        The Company's stock-based compensation plans include the Stock Option Plan of Advance America, Cash Advance Centers, Inc., which was terminated in November 2002 (the "Former Plan") and the 2004 Omnibus Stock Plan which was approved by the Company's Board of Directors on August 3, 2004. The Company follows the disclosure-only provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation as amended by SFAS No. 148 Accounting for Stock-Based Compensation—Transition and Disclosure. As allowed by SFAS No. 123, the Company continues to apply the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock issued to Employees, and related interpretations in accounting for its plans. Accordingly, compensation cost at the date of grant for stock options is measured as the excess, if any, of the fair value of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. If compensation cost at the date of grant for the Company's stock-based compensation plans had been determined based on the fair value at the grant date for awards under the plans consistent with the method established by SFAS No. 123, the Company's net income and earnings per share would approximate the pro-forma amounts below:

	December 31,			June 30,
	2001	2002	2003	2003	2004
				(unaudited)
Net income, as reported	$37,275,873	$53,545,446	$96,174,966	$41,349,291	$41,816,252
Stock-based compensation included in reported net income	—	21,461,812	3,547,418	103,418	—
Total stock-based compensation expense determined under fair value method for all awards	623,702	583,724	166,194	83,097	—

	$36,652,171	$74,423,534	$99,556,190	$41,369,612	$41,816,252

Earnings per share
Basic—as reported	$0.42	$0.70	$1.27	$0.55	$0.55
Basic—pro-forma	0.42	0.98	1.32	0.55	0.55
Diluted—as reported	0.40	0.64	1.27	0.55	0.55
Diluted—pro-forma	0.40	0.90	1.31	0.55	0.55
Weighted average number of shares outstanding:
—basic	87,840,025	76,000,594	75,587,525	75,587,525	75,587,525
—diluted	92,362,023	82,491,105	75,719,456	75,851,363	75,587,525

        During 2002, the Company redeemed or provided for the redemption of options granting individuals the option to purchase 7,402,500 shares of the Company's common stock under the Former Plan. During the fourth quarter of 2003, the Company redeemed or provided for the redemption of all remaining 945,000 options outstanding under the Former Plan.

Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to financial statements. Actual results could differ from these estimates. Significant estimates include the determination of the allowance for doubtful accounts, accrual for excess bank losses, accounting for income taxes, self-insurance accruals for workers' compensation and medical insurance and fair value of goodwill under required impairment analysis.

Risks and Uncertainties

        The Company's future operations involve a number of risks and uncertainties. Factors that could affect the Company's future operating results and cause actual results to differ materially from expectations include, but are not limited to: application of laws and regulations to the Company's business, as more fully disclosed in Note 3; the Company's ability to manage credit risk; and interest rate fluctuation on variable rate debt. The Company manages these risks through political and legal efforts, continual evaluation of payday cash advance loss experience and interest rate hedging instruments, respectively.

Fair Value of Financial Instruments

        For certain of the Company's financial instruments, including cash and cash equivalents, advances and fees receivable, accounts payable and accrued liabilities, the carrying amounts approximate fair value due to their short maturities.

Treasury Stock

        The Company's Board of Directors periodically authorizes the repurchase of common stock. The Company's repurchases of shares of common stock are recorded as "Common stock in treasury" and result in a reduction of stockholders' equity. When treasury shares are reissued, the Company uses a first-in, first-out method. Gains on sales of treasury stock not previously accounted for as constructively retired are credited to additional paid-in-capital. Losses on sales of treasury stock are charged to additional paid in capital to the extent that previous net "gains" from sales or retirements are included therein, otherwise to retained earnings.

Business Segment

        SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, established standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or group, in deciding how to allocate resources and in assessing performance. For purposes of disclosure required by SFAS No. 131, the Company operates in one segment, payday cash advances to individuals.

Recently Issued Accounting Pronouncements

        In May 2003, the Financial Accounting Standards Board ("FASB") issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. The adoption of SFAS No. 150 did not have a material effect on the Company's financial position or results of operations.

        In November 2002, the FASB issued Financial Interpretation No. 45 (FIN 45), Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires a guarantor to include disclosure of certain obligations, and if applicable, at the inception of the guarantee, recognize a liability for the fair value of other certain obligations undertaken in issuing a guarantee. The recognition requirement is effective for guarantees issued or modified after December 31, 2002. The Company adopted the recognition requirements of FIN 45 on January 1, 2003 and the adoption did not have a significant impact on the financial statements.

        In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123, Accounting for Stock-Based Compensation. This Statement amended SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for annual periods ending after December 15, 2002 and interim periods beginning after December 15, 2002. The Company adopted the disclosure provisions of SFAS No. 148 beginning with the year ended December 31, 2002.

        In January 2003, the FASB issued Financial Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities. Many variable interest entities ("VIE") have commonly been referred to as special-purpose entities or off-balance sheet structures. FIN 46 requires a VIE to be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE's activities or entitled to receive a majority of the entity's residential returns or both. The consolidation requirements of FIN 46 apply immediately to VIEs created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. The Company's corporate headquarters were constructed and financed through a special purpose entity (SPE) in 2001, which is controlled and owned by the Company's Chairman of the Board and certain of its stockholders. The Company has no ownership interest in the SPE; however, the SPE was consolidated under prior accounting literature and continues to be consolidated in accordance with FIN 46. The adoption of FIN 46 did not have a significant impact on the Company's financial statements.

Reclassifications

        Certain previously reported amounts have been reclassified to conform with the current presentation.

2.    Regulatory Requirements

        The Company's business is regulated under numerous state laws and regulations, which are subject to change and which may impose significant costs or limitations on the way the Company conducts or expands its business. As of June 30, 2004, 37 states and the District of Columbia had specific laws that permitted payday cash advances or allowed a form of payday cash advances under small loan laws. As of June 30, 2004, the Company operated in 29 of these 37 states under the standard business model and in one of these 37 states under the agency business model. The Company does not conduct business in the remaining seven of these 37 states or in the District of Columbia because the Company does not believe it is as economically attractive to operate in these jurisdictions due to specific legislative restrictions such as interest rate ceilings, an unattractive population density or unattractive location characteristics. The remaining 13 of the 50 states did not have laws specifically authorizing the payday cash advance business. As of June 30, 2004, the Company operated in four of these 13 states under the agency business model, serving as processing, marketing and servicing agent through its payday cash advance centers for four lending banks that make payday cash advances to their customers in those states.

        The Company's payday cash advance centers are individually licensed under these state laws. Certain states have minimum net worth or minimum asset level requirements for each company conducting a payday cash advances business in the state.

        Although states provide the primary regulatory framework under which the Company offers payday cash advance services, certain federal laws also impact the business. The Company's payday cash advance activities are subject to federal laws and regulations, including the Truth-in-Lending Act (TILA), the Equal Credit Opportunity Act (ECOA), the Fair Credit Reporting Act (FCRA), the Gramm-Leach-Bliley Act (GLBA) and the regulations promulgated for each. Among other things, these laws require disclosure of the principal terms of each transaction to every customer, prohibit misleading advertising, protect against discriminatory lending practices, proscribe unfair credit practices, and prohibit creditors from discriminating against credit applicants on the basis of race, sex, age or marital status. The GLBA and its implementing regulations generally require the Company to protect the confidentiality of its customers' nonpublic personal information and to disclose to the Company's customers its privacy policy and practices.

        The Company's marketing efforts and the representations it makes about payday cash advance services also are subject to federal and state unfair and deceptive practices statutes. The Federal Trade Commission (FTC) enforces the Federal Trade Commission Act and the state attorneys general and private plaintiffs enforce the analogous state statutes. These statutes generally prohibit unfair or deceptive conduct.

        The FTC has not initiated any formal actions against the Company. However, in December 2002, the FTC requested that at least two payday cash advance providers, including the Company, respond to a series of questions and document requests concerning their operations. While it does not appear to the Company that the FTC intends to become more aggressive in regulating the payday cash advance services industry, these requests may indicate a desire by the FTC to become more involved in the policing and enforcement of the payday cash advance services industry in the future.

        The four lending banks for whom the Company currently acts as processing, marketing and servicing agent are subject to federal and state banking regulations. As FDIC insured, state-chartered banks, the lending banks are subject to supervision by the FDIC. Additionally, the lending banks are subject to regular examination by other state and federal regulatory authorities. Because of the Company's contractual relationships with the lending banks, the Company's own activities regarding the lending banks' payday cash advances are also subject to examination by the FDIC and these other regulatory authorities. To the extent an examination involves a review of the lending banks' payday cash advances and related processes, a regulatory authority may require the Company to provide information, grant access to its payday cash advance centers, personnel and records and alter its business practices or prevent the lending banks from providing payday cash advances using agents such as the Company. Any of these actions could have a material adverse impact on the Company's business, results of operations and financial condition.

        Violations of the statutes and regulations described above may result in actions for damages, claims for refund of payments made, certain fines and penalties, injunctions against certain practices and the potential forfeiture of rights to repayment of loans.

3.    Processing, Marketing and Servicing Arrangements

        The Company is party to processing, marketing and servicing agreements ("PM&S Agreements") with the lending banks. Under these PM&S Agreements, the Company is compensated by the lending banks for processing, marketing and servicing the payday cash advances the lending banks make to their customers. Although the Company processes, markets and services payday cash advances made by the lending banks under the agency business model, each lending bank is responsible for evaluating each of its customers' applications and determining whether the payday cash advance is approved. The Company is not involved in the lending banks' payday cash advance approval process or the determination of their payday cash advance approval procedures or criteria, and the Company does not fund or acquire any payday cash advances from the lending banks. The payday cash advances are repayable solely to the lending banks and are assets of the lending banks; accordingly, they are not included in the Company's balance sheet. The lending banks are only contractually obligated for the losses on payday cash advances in an amount established as a percentage of the interest and/or fees charged by the banks to their customers. Depending upon the lending bank, this percentage ranges from 8.0% to 20%. If actual payday cash advance losses exceed the percentage specified in the lending banks' PM&S Agreement, the Company's processing, marketing and servicing fee is reduced by the excess, which the Company refers to as excess bank losses. If actual payday cash advance losses are less than the loss percentage specified in the PM&S Agreement, the Company's processing, marketing and servicing fee is increased by the difference. The lending banks typically charge-off payday cash advances sixty days past the original due date of the payday cash advance, if full payment is not received. As of June 30, 2004, the outstanding balances of the lending bank advances and fees receivable serviced by the Company were approximately $47,700,000 and $58,300,000 at December 31, 2002 and December 31, 2003 and $53,400,000 (unaudited) and $51,200,000 at June 30, 2003 and June 30, 2004, respectively.

        During 2001, the Company entered into a note agreement in which the Company loaned a lending bank $3,000,000 for five years. Monthly principal payments of $50,000 plus interest were due through 2006. The note bore interest at 8% per annum, increasing by 2% each year. During 2002, a regulator filed an enforcement action regarding this lending bank's payday lending activities. In March 2003, the Company paid this lending bank $6,325,000 to terminate the two existing contracts to process, market and service on behalf of the bank in Pennsylvania and North Carolina. The lending bank repaid the note in full. The Company now processes, markets and services loans in Pennsylvania and North Carolina for another lending bank.

4.    Advances and Fees Receivable, Net

        Advances and fees receivable, net, consisted of the following:

	December 31,		June 30,
	2002	2003	2003	2004
			(unaudited)
Advances and fees receivable	$144,625,221	$172,559,167	$138,731,805	$180,254,057
Allowance for doubtful accounts	(18,090,916)	(23,020,939)	(17,201,842)	(24,910,320)
Unearned revenues	(9,593,451)	(11,334,561)	(8,972,823)	(11,475,504)

Advances and fees receivable, net	$116,940,854	$138,203,667	$112,557,140	$143,868,233

5.    Allowance for Doubtful Accounts and Accrual for Excess Bank Losses

        Changes in the allowance for doubtful accounts were as follows:

	December 31,			June 30,
	2001	2002	2003	2003	2004
				(unaudited)
Beginning balance	$11,473,918	$16,902,606	$18,090,916	$18,090,916	$23,020,939
Provision for doubtful accounts	45,484,709	37,626,645	46,552,318	14,651,137	22,492,212
Charge-offs	(46,567,804)	(47,495,816)	(51,873,010)	(21,244,242)	(28,229,000)
Recoveries	6,511,783	11,057,481	10,250,715	5,704,031	7,626,169

Ending balance	$16,902,606	$18,090,916	$23,020,939	$17,201,842	$24,910,320

        Changes in the accrual for excess bank losses were as follows:

	December 31,			June 30,
	2001	2002	2003	2003	2004
				(unaudited)
Beginning balance	$1,000,000	$700,000	$3,862,834	$3,862,834	$3,623,103
Provision for agency bank losses	10,493,006	17,214,910	18,129,010	6,129,447	7,560,171
Charge-offs	(14,173,277)	(19,186,808)	(24,530,521)	(9,805,567)	(11,281,653)
Recoveries	3,380,271	5,134,732	6,161,780	3,431,723	4,075,309

Ending balance	$700,000	$3,862,834	$3,623,103	$3,618,437	$3,976,930

        The provision for agency bank losses is comprised of those losses for which the lending banks under the agency business model are contractually obligated and an estimate by which actual losses will differ from the lending banks' contractual obligation (which is referred to as provision for excess bank losses).

6.    Property and Equipment, net

        Property and equipment consisted of the following:

	December 31,		June 30,
	2002	2003	2003	2004
			(unaudited)
Land and land improvements	$1,478,814	$1,478,814	$1,478,814	$1,478,814
Leasehold improvements	20,000,534	26,476,539	22,131,851	31,654,561
Office furniture and equipment	40,141,056	50,533,559	43,748,375	59,457,101
Automobiles	123,482	78,211	96,809	63,727
Software	7,381,697	9,751,682	7,852,908	9,996,455
Building	5,293,316	5,293,316	5,293,316	5,293,316
Construction in progress	3,772,448	3,908,944	4,668,757	5,180,171

Property and equipment	78,191,347	97,521,065	85,270,830	113,124,145
Less accumulated depreciation	(33,538,117)	(46,047,322)	(39,860,796)	(53,824,418)

Property and equipment, net	$44,653,230	$51,473,743	$45,410,034	$59,299,727

7.    Goodwill, net

        Goodwill consisted of the following:

	December 31,		June 30,
	2002	2003	2003	2004
			(unaudited)
Goodwill	$146,320,983	$146,320,983	$146,320,983	$146,320,983
Less accumulated amortization	(23,996,743)	(23,996,743)	(23,996,743)	(23,996,743)

Goodwill, net	$122,324,240	$122,324,240	$122,324,240	$122,324,240

        Goodwill represents the excess cost over the fair value of assets acquired and, prior to January 1, 2002, was being amortized over fifteen years under the straight-line method. The Company adopted SFAS No. 142, Goodwill and Other Intangible Assets, as of January 1, 2002. As a result, effective January 1, 2002, the Company no longer recorded approximately $10,000,000 of amortization each year relating to its existing goodwill. The Company tests its goodwill for impairment annually or if there is a significant change in the business environment. The results of the 2002, 2003 and 2004 tests indicated there was no impairment.

        Net income for the year ended December 31, 2001 would have been $44,133,373 excluding goodwill amortization. Basic and diluted earnings per share for the year ended December 31, 2001 would have been $.50 and $.48, respectively.

8.    Accrued Liabilities

        Accrued liabilities consisted of the following:

	December 31,		June 30,
	2002	2003	2003	2004
			(unaudited)
Employee compensation	$6,423,481	$10,027,849	$6,794,591	$11,417,441
Health and dental insurance	2,863,107	2,863,513	4,783,430	3,051,218
Interest	3,151,185	3,006,613	3,239,835	2,909,875
Workers' compensation	2,855,100	3,330,800	3,172,045	3,520,000
Advertising	2,519,047	1,351,148	1,522,022	3,611,203
Legal	1,537,433	1,369,000	1,848,999	1,443,916
Accrued construction in progress	806,990	1,452,498	903,389	1,017,733
Other	5,146,837	3,745,993	6,314,834	4,212,523

Total	$25,303,180	$27,147,414	$28,579,145	$31,183,909

9.    Revolving Credit Facility and Long-Term Debt

Revolving Credit Facility

        On May 22, 2001, the Company amended and restated its prior credit facility to provide a $90,000,000 term loan (the "Term Loan") and a $90,000,000 revolving credit facility (the "Revolving Loan") (collectively the "2001 Facility"), including the issuance of up to $6,000,000 in letters of credit. On September 30, 2002, the Company amended and restated the 2001 Facility to provide a $150 million revolving credit facility, including the issuance of up to $10 million in letters of credit (the "2002 Facility"). On September 30, 2003, the Company amended the 2002 Facility to permit the payment of a $30 million cash dividend to the Company's stockholders and to extend the termination date to September 30, 2006.

        Borrowings under the 2002 Facility consisted of Base Rate Loans or Eurodollar Loans, or a combination thereof. Base Rate Loans bore interest at the greater of the Federal Funds Rate plus 1/2 of 1% or the Prime Rate in effect on such day plus an amount that varied based upon the Company's Consolidated Senior Leverage Ratio (the "Margin"). Eurodollar Loans bore interest at the 1-Month, 2-Month, 3-Month or 6-Month LIBOR rate plus the Margin.

        In order to limit its exposure to interest rate fluctuations, the Company had an interest rate swap agreement which converted a portion of its variable rate debt outstanding under the 2001 Facility and the 2002 Facility to a fixed rate of 4.78% plus the Margin. The notional amount of this swap was $42,500,000 and $12,500,000 at December 31, 2002 and 2003, respectively, and was $27,500,000 (unaudited) at June 30, 2003. The swap notional amount amortized by $2,500,000 per month and matured on May 7, 2004.

        The weighted average interest rate for the 2002 Facility was 5.59% and 4.18% at December 31, 2002 and 2003, respectively, and was 4.86% (unaudited) and 3.83% at June 30, 2003 and 2004, respectively.

        Total commitment fees paid were $213,084, $240,281, and $237,515 for the years ended December 31, 2001, 2002, and 2003, respectively, and were $66,896 (unaudited) and $153,050 for the six months ended June 30, 2003 and 2004, respectively.

        The carrying value of the revolving credit facility approximated its fair value at December 31, 2002 and 2003, and at June 30, 2003 (unaudited) and 2004. The 2002 Facility was collateralized by substantially all of the Company's assets and contains various financial covenants that require, among other things, the maintenance of a minimum net worth and certain leverage and fixed charge coverage ratios and also restricts the encumbrance of assets and the creation of indebtedness.

        On July 16, 2004, the Company amended and restated its 2002 Facility (the "2004 Facility"). The 2004 Facility provides the Company with a $265 million revolving line of credit, including the ability to issue up to $20 million in letters of credit and permits the payment of a $50 million cash dividend to the Company's stockholders. The maturity date of the 2004 Facility is July 16, 2009. The Company has the option to (i) increase the 2004 Facility by an additional $10 million and (ii) extend the maturity date to July 16, 2010, in each case upon satisfaction of certain covenants and conditions.

        The 2004 Facility is collateralized by substantially all of the Company's assets and contains various financial covenants that require, among other things, the maintenance of a minimum net worth and certain leverage and fixed charge coverage ratios and also restricts the encumbrance of assets and the creation of indebtedness.

        The Company had the following letters of credit outstanding at June 30, 2004:

Workers' Compensation and General Liability Insurance	$4,525,000
State of Kentucky Licensing Requirement	200,000

$4,725,000

Long-Term Debt

        Long-term debt consists of the following:

	December 31,		June 30,
	2002	2003	2003	2004
			(unaudited)
National Cash Advance subordinated debt	$42,242,110	$42,242,110	$42,242,110	$42,242,110
Stock repurchase subordinated debt	22,989,488	22,989,488	22,989,488	22,989,488
Notes payable to stockholders	11,557,889	18,557,889	18,557,889	18,557,889
Mortgage payable	7,114,253	6,827,480	6,973,474	6,676,074

Total long-term debt	83,903,740	90,616,967	90,762,961	90,465,561
Less current portion	(287,033)	(15,719,067)	(297,661)	(15,730,497)

Long-term debt	$83,616,707	$74,897,900	$90,465,300	$74,735,064

        The National Cash Advance subordinated debt, which is unsecured and subordinate to the 2001 Facility and the 2002 Facility (collectively, "the Facilities"), was issued in connection with the Company's acquisition of National Cash and was amended on September 30, 2002. The National Cash Advance subordinated debt is included in long-term debt with related parties in the accompanying consolidated balance sheets. The maturity date and interest rate for $30,663,429 of this debt was extended from October 15, 2004 to October 15, 2007 and increased from 10% to 13% effective October 1, 2002. The remaining $11,578,681 of the National Cash Advance subordinated debt was not amended and is due to mature on October 15, 2004 and bears interest at a rate of 10%.

        The stock repurchase subordinated debt, which is unsecured and subordinate to the Facilities, was issued in connection with purchases of common stock that is now included in Treasury Stock, and was amended on September 30, 2002. The stock repurchase subordinated debt is included in long-term debt with related parties in the accompanying consolidated balance sheets. The maturity date and interest rate for $16,357,784 of this debt was extended from October 15, 2004 to October 15, 2007 and increased from 10% to 13% effective October 1, 2002, respectively. $3,831,704 of the remaining stock repurchase subordinated debt was not amended and is due to mature on October 15, 2004 and bears interest at a rate of 10%. The remaining $2,800,000 of the stock repurchase subordinated debt was amended to increase the interest rate from 10% to 13% and is due upon settlement of liabilities retained by the National Cash Advance sellers.

        The notes payable to stockholders (the "Notes"), which are unsecured and subordinate to the Facilities and the National Cash Advance subordinated debt, were amended on September 30, 2002. The notes payable to stockholders are included in long-term debt with related parties in the consolidated balance sheets. The maturity date was extended from December 31, 2004 to October 15, 2007 and the interest rate was increased from 8.25% to 13% effective October 1, 2002.

        The Company's corporate headquarters building was constructed and financed through a SPE in 2001, which is controlled and owned by the Company's Chairman of the Board and certain of the Company's stockholders. The Company has no ownership interest in the SPE; however, the SPE was consolidated under prior accounting literature and continues to be consolidated in accordance with FIN 46. The SPE owns the Company's headquarters building and related land subject to a mortgage. The mortgage is payable to an insurance company and is secured by the Company's corporate headquarters building and related land. The mortgage is payable in 180 monthly installments of approximately $66,400, including principal and interest, and bears interest at a fixed rate of 7.30% over its term. The mortgage matures on June 10, 2017. The carrying amount of the corporate headquarters was $6,206,976 at December 31, 2002, $5,897,632 at December 31, 2003, $6,049,082 (unaudited) at June 30, 2003 and $5,763,441 at June 30, 2004.

        The fair value of the National Cash Advance subordinated debt, stock repurchase subordinated debt, notes payable to stockholders and mortgage payable is estimated using a discounted cash flow analysis and was approximately $69,100,000 and $77,500,000 at December 31, 2002 and 2003, respectively, and $76,200,000 (unaudited) and $78,900,000 at June 30, 2003 and 2004, respectively.

        Interest expense, net is comprised of the following:

	Year ended December 31,			Six months ended June 30,
	2001	2002	2003	2003	2004
				(unaudited)
Interest expense:
National Cash Advance subordinated debt	$4,673,860	$4,456,077	$5,144,114	$2,550,917	$2,565,010
Stock repurchase subordinated debt	351,829	2,443,813	2,873,682	1,425,032	1,432,905
Notes payable to stockholders	1,515,914	1,091,904	1,993,676	775,006	1,202,958
Mortgage payable	39,049	393,663	509,864	257,540	246,913
Facilities	7,654,447	5,086,881	4,551,847	2,661,556	2,261,880
Amortization of deferred financing costs	1,305,056	1,635,611	1,065,198	577,858	417,712
Capitalized interest on internally developed software	(33,424)	(157,544)	(241,467)	(143,172)	(112,965)
Other interest expense	22,284	22,199	85,601	8,278	10,857

Total interest expense	15,529,015	14,972,604	15,982,515	8,113,015	8,025,270
Interest income	109,935	318,157	85,994	44,252	90,148

Interest expense, net	$15,419,080	$14,654,447	$15,896,521	$8,068,763	$7,935,122

        Revolving credit facility and long-term debt maturities for each of the next five years ended June 30 and thereafter are:

2005	$15,730,497
2006	344,256
2007	115,370,220
2008	68,777,245
2009	428,173
Thereafter	4,815,170

Total	$205,465,561

10.    Income Taxes

        Income tax expense consisted of the following:

	December 31,			June 30,
	2001	2002	2003	2003	2004
				(unaudited)
Current expense
Federal	$16,334,596	$314,122	$—	$—	$—
State	4,778,574	2,175,612	865,261	1,687,530	1,246,313

	21,113,170	2,489,734	865,261	1,687,530	1,246,313
Deferred	1,666,039	(1,851,972)	1,060,095	(1,420,530)	275,687

Total	$22,779,209	$637,762	$1,925,356	$267,000	$1,522,000

        The effective rate differs from the statutory rate primarily due to state income taxes.

        The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are:

	December 31,		June 30,
	2002	2003	2003	2004
			(unaudited)
Deferred tax asset
Net operating loss carryforwards	$4,014,375	$2,954,280	$5,434,905	$2,678,593
Deferred tax liabilities	—	—	—	—

Net deferred tax asset	$4,014,375	$2,954,280	$5,434,905	$2,678,593

11.    Stock Options

        The Company's Former Plan provided for the granting of stock options to certain officers and key employees (the "Grantees") to purchase shares of common stock in the Company. Options granted under the Former Plan vested ratably over a four-year period and expired ten years from the date of grant. No stock options were granted after 2001 under the Former Plan.

        The stock options granted in 2001 were at the estimated fair value of the stock at the grant date. A summary of stock option activity and weighted average exercise prices follows:

	December 31,						June 30,
	2001		2002		2003		2003		2004
							(unaudited)
	Options	Exercise Price	Options	Exercise Price	Options	Exercise Price	Options	Exercise Price	Options	Exercise Price
Outstanding, beginning of year	9,157,000	$1.12	8,899,000	$1.18	945,000	$3.44	945,000	$3.44	—
Granted	125,000	$3.60	—		—		—		—
Purchased	—		7,402,500	$0.81	945,000	$3.44	—		—
Forfeited	383,000	$1.29	551,500	$1.47	—		—		—

Outstanding, end of year	8,899,000	$1.18	945,000	$3.44	—		945,000	$3.44	—

Options exercisable	6,109,500		484,500		—		—		—
Shares of stock outstanding	85,501,775		75,587,525		75,587,525		75,587,525		75,587,525

        The fair value of each option granted was estimated on the date of grant using the Black-Scholes multiple pricing model with the following assumptions used for grants in 2001: dividend yield of 0%, expected volatility of 0%, risk free interest rate of 4.5%, and expected lives of 4.8 years. The weighted average grant date fair value for options granted during 2001 was $3.60.

        During 2002, the Company purchased options granting individuals the right to purchase 7,402,500 shares of the Company's common stock under the Former Plan. During the fourth quarter of 2003, the Company purchased or provided for the redemption of the remaining 945,000 outstanding options outstanding under the Former Plan. Total consideration for the options, including administrative costs, was $21,461,812 and $3,547,418 for the years ended December 31, 2002 and 2003, respectively, and $103,418 (unaudited) for the six months ended June 30, 2003, which amounts are included in the accompanying consolidated statements of income as options purchase expense.

        On August 3, 2004, the Board approved the 2004 Omnibus Stock Plan with 4,250,000 authorized shares of common stock. The Omnibus Stock Plan provides for the granting of stock options or other stock awards to officers and other key individuals to purchase shares of common stock of the Company. No options have been granted under the new plan.

12.    Commitments and Contingencies

        In the normal course of business, the Company is involved in various legal proceedings, including lawsuits arising out of actions taken by state regulatory authorities. For example, in July 2002, the Industrial Loan Commissioner for Georgia issued an examination certificate to the Company seeking to investigate whether the Company had complied with the Georgia Industrial Loan Act. On August 2, 2002, the Company and BankWest, the lending bank for whom the Company acted as processing, marketing and servicing agent in Georgia, filed suit against the Commissioner in the Superior Court for Fulton County, Georgia seeking to enjoin him from enforcing the examination certificate. Later, the Commissioner served BankWest and the Company with administrative subpoenas seeking the production of loan documents, customer information and contractual and financial documentation relating to the Company regarding

BankWest's payday advance program in Georgia. In the lawsuit against the Commissioner the Company is seeking a declaration that the Company, as BankWest's agent, BankWest and BankWest's, payday cash advances in Georgia are exempt from the Georgia Industrial Loan Act and therefore, the Commissioner should be enjoined from enforcing the examination certificate and administrative subpoenas. The Superior Court issued an order granting a motion for summary judgment made by the Commissioner and denying the Company's motion for summary judgment. This order has been appealed to and affirmed by the Georgia Court of Appeals. The Company filed a Petition for Certiorari to the Georgia Supreme Court, which is pending.

        In the Spring of 2004, Georgia adopted a statute that prohibits payday cash advance services in the state and restricts the Company's ability to act as processing, marketing and servicing agent for a lending bank in the state, which statute became effective in May 2004. On April 9, 2004, the Company, along with BankWest and other banks and agents involved in providing payday cash advances in Georgia, filed an action in the U.S. District Court for the Northern District of Georgia against the Attorney General of Georgia and the Georgia Secretary of State, seeking declaratory and injunctive relief. The relief sought is a declaration from the District Court that the recently passed Georgia anti-payday cash advance law is unconstitutional and is preempted by federal law and should not be enforceable against BankWest or the Company. After hearing oral arguments on the Company's motion for injunctive relief, the District Court issued a temporary restraining order preventing the Georgia law from taking effect until May 15, 2004. Subsequently, on May 13, 2004, the District Court issued an order denying the Company's motion for an injunction but extending the temporary restraining order until May 25, 2004. On May 25, 2004, upon expiration of the temporary restraining order, the Georgia law took effect. The Company has appealed the District Court's order to the U.S. Court of Appeals for the Eleventh Circuit and has submitted briefs to the Court of Appeals. On July 21, 2004, the Court of Appeals heard oral arguments on the appeal, and the Company is awaiting the decision of the Court of Appeals. The Company cannot predict when the Court of Appeals will issue a decision on the Company's appeal. If the Company is unsuccessful in prosecuting this action, the Company may have to permanently cease all business operations in Georgia, which are currently suspended except for collections of outstanding payday cash advances made prior to such suspension on behalf of BankWest in that state.

        On March 10, 2003, Angela Glasscock, a customer of BankWest, the lending bank for whom the Company processed, marketed and serviced payday cash advances in Georgia, filed an adversary proceeding in the U.S. Bankruptcy Court for the Southern District of Georgia alleging that a subsidiary of the Company in Georgia was making payday cash advances in Georgia in violation of the Georgia Industrial Loan Act. The case is currently pending and awaiting a trial date.

        On August 6, 2004 Tahisha King and James E. Strong, who are customers of BankWest, the lending bank for whom the Company processed, marketed and serviced payday cash advances in Georgia, filed a putative class action lawsuit in the State Court of Cobb County, Georgia against the Company, a subsidiary of the Company in Georgia, William M. Webster, IV and several of the Company's unnamed officers, directors, owners and "stakeholders", alleging many different causes of action, most notably that the Company has been making illegal payday loans in Georgia in violation of Georgia's usury law, the Georgia Industrial Loan Act and Georgia's Racketeer Influenced and Corrupt Organizations Act. The complaint states that BankWest is not the "true lender" on the loans. The complaint seeks compensatory damages, attorneys' fees, punitive damages and the trebling of any compensatory damages.

        On July 27, 2004, John Kucan, Welsie Torrence and Terry Coates, who are all customers of Republic Bank & Trust Company, the lending bank for whom the Company processes, markets and services payday cash advances in North Carolina, filed a putative class action lawsuit in the General Court of the Superior Court Division for New Hanover County, North Carolina against the Company, a subsidiary of the Company that operates in North Carolina and William M. Webster, IV, the Company's Chief Executive Officer, alleging that the subsidiary that operates in North Carolina was the "true lender" on the plaintiffs' payday cash advances and therefore the payday cash advances were made, administered and collected in violation of numerous North Carolina consumer protection laws. The lawsuit alleges that the relationship between the subsidiary that operates in North Carolina and Republic Bank & Trust Company is a "rent a charter" relationship and therefore the bank is not the "true lender" on the payday cash advances. The lawsuit seeks an injunction barring the Company from continuing to do business in North Carolina, the return of the principal amount of the payday cash advances made to the plaintiff class since August 2001, the return of any interest or fees associated with such advances, treble damages and other unspecified costs.

        On December 10, 2003, the Company received a letter from the Attorney General of West Virginia raising concerns that some of the Company's collection practices may violate the West Virginia Consumer Credit and Protection Act. Although the Company does not currently have operations in West Virginia, some West Virginia residents visit the Company's payday cash advance centers in states bordering West Virginia in order to obtain payday cash advances. Since receiving the Attorney General's letter the Company has discontinued collection visits in West Virginia and pursues collections there through phone calls and letters to customers.

        The Company is a defendant in a putative class-action lawsuit commenced by two former customers of the Company, Wendy Betts and Donna Reuter, in Florida. The action was filed in February 2001 in the Circuit Court of Palm Beach against a subsidiary of the Company, McKenzie Check Advance of Florida, LLC and certain other parties. The lawsuit alleges that the Company engaged in unfair and deceptive trade practices and violated the Florida criminal usury statute, the Florida Consumer Finance Act, and Florida's Racketeer Influenced and Corrupt Organizations Act. The Company successfully moved to have Ms. Reuter's case sent to arbitration and was awarded summary judgment as to Ms. Betts' claims. The order in Ms. Reuter's case is currently on appeal to the Florida Supreme Court and the order in Ms. Betts' case was reversed on August 11, 2004 by Florida's Fourth District Court of Appeals. The Company plans to appeal the Fourth District Court of Appeals' ruling. The suit seeks unspecified damages, and the Company could be required to refund fees and/or interest collected, refund the principal amount of payday cash advances, pay multiple damages and pay other monetary penalties.

        The Company is a defendant in a lawsuit brought on behalf of a putative class of persons by a former customer, Lois Bennett, in Tennessee. Ms. Bennett on behalf of herself and others alleges that a subsidiary of the Company, McKenzie Check Advance LLC, violated the terms of a class-action settlement order by wrongfully collecting fees and advances from the class members during a period of time when collections were allegedly prohibited. After a hearing, a trial judge ruled in the Company's favor. However, on appeal, the Tennessee Court of Appeals reversed the findings of the trial judge and remanded the case for further findings of fact. The suit seeks unspecified damages, and the Company could be required to refund fees and advances collected and pay other monetary penalties.

        The Company is also involved in other litigation and administrative proceedings. This litigation includes employee claims for workers' compensation, wrongful termination, harassment, discrimination, payment of wages due and customer claims relating to collection practices and violations of state and/or federal consumer protection laws.

        The Company's processing, marketing and servicing agreements with the lending banks contain certain indemnification provisions. These provisions provide for indemnification by the Company for costs to the banks related to legal and regulatory actions surrounding payday cash advance activities.

        The Company is self-insured for certain elements of its employee benefits, including workers' compensation, but limits its liability through stop-loss insurance. Self-insurance liabilities are based on claims filed and estimates of claims incurred but not reported.

        Substantially all payday cash advance center locations and certain office equipment are leased from third party lessors under operating leases. The cash advance center leases typically have a lease term of three years and contain renewal options and cancellation clauses in the event of regulatory changes. Total rent expense in 2001, 2002 and 2003 was $26,435,394, $31,768,393 and $37,209,106, respectively, and for the six months ended June 30, 2003 and 2004 was $17,687,089 (unaudited) and $22,575,217, respectively. As of June 30, 2004, minimum future lease commitments under the operating leases having non-cancelable lease terms in excess of one year are:

Operating Lease
2005	$46,213,384
2006	34,808,865
2007	22,645,107
2008	8,266,921
2009	2,995,953
Thereafter	111,665

Operating lease obligations	$115,041,895

        In May 2004, a Georgia law became effective that prohibits payday cash advance services in the state and restricts the Company's ability to act as processing, marketing and servicing agent for a lending bank in the state. Accordingly, the Company suspended operations at its payday cash advance centers in Georgia except for collections of outstanding payday cash advances made prior to such suspension on behalf of BankWest in that state. The Georgia operations, which comprised 4.7% of the Company's net revenues for the year ended December 31, 2003, were no longer generating revenue at June 30, 2004. The Company estimates that the cost to keep the Georgia centers open under these limited operating conditions will be approximately $350,000 per month, including depreciation. Additionally, if necessary, the Company estimates that it will cost approximately $2.2 million (including lease cancellation costs of $600,000 and the write-off of undepreciated cost of assets of approximately $1.6 million) to shut down the Georgia operations completely.

13.    Related Party Transactions

        The Company leases two jet aircraft from Wyoming Associates, Inc. ("Wyoming"), an enterprise owned by the Company's Chairman. Wyoming was determined to be a VIE. The Company's leasehold interest in aircraft owned by Wyoming is deemed to be a variable interest in aircraft owned by Wyoming; however, the Company is not deemed to be the primary beneficiary. The Company leases, on a month-to-month basis, certain aircraft of Wyoming but has not provided guarantees related to the aircraft; therefore, the Company is not exposed to the losses of Wyoming.

	December 31,			June 30,
	2001	2002	2003	2003	2004
				(unaudited)
Lease expense	$1,102,000	$1,272,000	$1,092,000	$546,000	$546,000
Jet fuel	239,000	176,000	185,000	97,000	178,000
Hangar rent	79,000	79,000	79,000	39,000	39,000
Maintenance	—	18,000	12,000	12,000	14,000

Total	$1,420,000	$1,545,000	$1,368,000	$694,000	$777,000

        Beginning in December 2003, the Company also leased a plane from a stockholder and former director. Lease expense for the year ended December 31, 2003, and the six months ended June 30, 2004, was $0 and $352,800, respectively. The Company has notified the stockholder that the Company will terminate the lease effective September 1, 2004.

        The Company has entered into operating leases for payday cash advance centers and office space with companies controlled by or affiliated with the Company's Chairman and members of his family. Total lease expense and related expenses for these leases were approximately $191,000, $176,000 and $237,000 for the years ended December 31, 2001, 2002 and 2003, respectively, and $119,000 (unaudited) and $118,000 for the six months ended June 30, 2003 and 2004, respectively.

        During 2001, the Company purchased 3,117,700 shares of treasury stock owned by certain stockholders for $7,663,409. The purchase was financed with a cash payment of $3,831,705 and issuance of notes payable totaling $3,831,704. During 2002, the Company purchased 9,914,250 shares of treasury stock owned by certain stockholders for $27,559,609. The purchase was financed with a cash payment of $10,901,825 and issuance of notes payable totaling $16,657,784.

14.    401(k) Plan

        The Company maintains a 401(k) Plan. Most employees working for the Company are eligible to participate in the 401(k) Plan. The Company made matching contributions of $1,198,806 and $166,533 for the years ended December 31, 2001 and 2002, respectively. The Company discontinued the matching contribution effective March 31, 2002.

15.    Capital Stock

        At June 30, 2004, authorized capital stock of the Company consisted of 10,000 shares of common stock without par value. Effective August 11, 2004, the Company filed an Amended and Restated Certificate of Incorporation, which increased the authorized common stock to 250,000,000 shares and also authorized 25,000,000 shares of par value $.01 per share preferred stock. In addition, the board of directors declared a 500,000-to-1 stock split of the common stock effected in the form of a stock dividend. The Company also converted its no par common into par value $.01 per share common. Each share of common stock is entitled to one vote. All common stock amounts have been adjusted retroactively to reflect this split and par value conversion.

        In July 2004, the Company paid a $50 million dividend to existing shareholders.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

        The following table sets forth the expenses, other than underwriting discounts and commissions, expected to be incurred in connection with the issuance and distribution of the common stock being registered, all of which will be paid by the registrant. All of such expenses are estimates, other than the registration, filing and listing fees payable to the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and the NYSE.

SEC registration fee		$43,711.50
NASD filing fee		30,500.00
NYSE listing fee		*
Legal fees and expenses		*
Printing and engraving expenses		*
Accounting fees and expenses		*
Blue sky fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous fees and expenses		*

Total	$	*

*
To be furnished by amendment

Item 14. Indemnification of Directors and Officers

        Section 145 of the Delaware General Corporation Law provides, among other things, that a corporation may indemnify any person who was or is a party or is threatened to made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that the person is or was a director or officer of the corporation (or other enterprise at the direction of the corporation), under certain circumstances, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. Section 145 further provides that the indemnification and advancement of expenses provided under it is not exclusive of any other rights to which a person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

        Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation a provision that eliminates or limits the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock purchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit.

        Article Seventh of our certificate of incorporation provides that we will indemnify our directors to the fullest extent permitted by applicable law and Article Sixth of our certificate of incorporation provides that no director shall be liable to us or any of our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent provided by applicable law.

        Our bylaws provide that we will indemnify any and all of our directors and officers, including former directors and officers, including those serving as an officer or director of any corporation at the request of us, to the fullest extent permitted under and in accordance with the laws of the State of Delaware.

        We currently maintain liability insurance for our directors and officers. In connection with this offering, we will obtain additional liability insurance for our directors and officers. Such insurance would be available to our directors and officers in accordance with its terms.

        These indemnification provisions and any indemnification agreements we may enter into between us and our executive officers and directors may be sufficiently broad to permit indemnification of our executive officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

        Pursuant to the underwriting agreement, in the form filed as an exhibit to this registration statement, the underwriters will agree to indemnify our directors, officers, stockholders and persons controlling us, within the meaning of the Securities Act, against certain liabilities that might arise out of or are based upon certain information furnished to us by any such underwriter.

Item 15. Recent Sales of Unregistered Securities

        None.

Item 16. Exhibits and Financial Statement Schedules

        (a)    Exhibits

Exhibit Number	Description
1.1	Form of Underwriting Agreement*
3.1	Amended and Restated Certificate of Incorporation of the registrant
3.2	Amended and Restated Bylaws of the registrant
4.1	Specimen common stock certificate*
5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP*
10.1	Amended and Restated Credit Agreement, dated as of July 16, 2004
10.2	Form of National Cash Advance subordinated debt
10.3	Form of stock repurchase subordinated debt
10.4	Form of notes payable to stockholders
10.5	2004 Omnibus Stock Plan
10.6	Form of Registration Rights Agreement*
21.1	Subsidiaries of the registrant*
23.1	Consent of PricewaterhouseCoopers LLP
23.2	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included as part of Exhibit 5.1)*
24.1	Power of Attorney (included on signature pages)

*
To be filed by amendment

        (b)    Financial Statement Schedules

        All schedules have been omitted because they are either inapplicable or the required information has been given in the consolidated financial statements or the notes thereto.

ITEM 17. UNDERTAKINGS

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

        (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(l) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Spartanburg, State of South Carolina, on August 13, 2004.

ADVANCE AMERICA, CASH ADVANCE CENTERS, INC.
By:	/s/ WILLIAM M. WEBSTER, IV
	Name:	William M. Webster, IV
	Title:	Chief Executive Officer

POWER OF ATTORNEY

        Each of the undersigned officers and directors of Advance America, Cash Advance Centers, Inc., a Delaware corporation, hereby constitutes and appoints George D. Johnson, Jr., William M. Webster, IV, John T. Egeland and John I. Hill, and each of them individually, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, in his or her name and on his or her behalf, in any and all capacities, to sign this registration statement and any and all amendments (including post-effective amendments) and exhibits thereto, any subsequent registration statement for the same offering filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all other documents in connection therewith to be filed with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform any and all acts and things whatsoever that any said attorney-in-fact or agent may deem necessary or advisable to be done or performed in connection with any or all of the above-described matters, as fully as each of the undersigned could do if personally present and acting, and hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or his or her or their substitute or substitutes, shall do or cause to be done by virtue of this power of attorney.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on August 13, 2004.

Signature	Title

/s/ GEORGE D. JOHNSON, JR. George D. Johnson, Jr.	Chairman of the Board and Director
/s/ WILLIAM M. WEBSTER, IV William M. Webster, IV	Chief Executive Officer and Director (principal executive officer)
/s/ JOHN T. EGELAND John T. Egeland	President
/s/ JOHN I. HILL John I. Hill	Executive Vice President and Chief Financial Officer (principal financial officer)

/s/ VINCENT J. OYE Vincent J. Oye	Vice President and Controller (controller)
/s/ CLAIRE L. ARNOLD Claire L. Arnold	Director
/s/ THOMAS E. HANNAH Thomas E. Hannah	Director
/s/ ROBERT H. CHAPMAN, III Robert H. Chapman, III	Director
/s/ W. OLIN NISBET W. Olin Nisbet	Director
/s/ STEPHEN K. BENJAMIN Stephen K. Benjamin	Director

EXHIBIT INDEX

Exhibit Number	Description
1.1	Form of Underwriting Agreement*
3.1	Amended and Restated Certificate of Incorporation of the registrant
3.2	Amended and Restated Bylaws of the registrant
4.1	Specimen common stock certificate*
5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP*
10.1	Amended and Restated Credit Agreement, dated as of July 16, 2004
10.2	Form of National Cash Advance subordinated debt
10.3	Form of stock repurchase subordinated debt
10.4	Form of notes payable to stockholders
10.5	2004 Omnibus Stock Plan
10.6	Form of Registration Rights Agreement*
21.1	Subsidiaries of the registrant*
23.1	Consent of PricewaterhouseCoopers LLP
23.2	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included as part of Exhibit 5.1)*
24.1	Power of Attorney (included on signature pages)

*
To be filed by amendment

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PROSPECTUS SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
PRIOR S CORPORATION STATUS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL INFORMATION
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
REGULATION AND LEGAL PROCEEDINGS
MANAGEMENT
PRINCIPAL AND SELLING STOCKHOLDERS
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
DESCRIPTION OF CAPITAL STOCK
DESCRIPTION OF CERTAIN INDEBTEDNESS
SHARES ELIGIBLE FOR FUTURE SALE
CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
UNDERWRITERS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS